AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 1998.

                                                      REGISTRATION NO. 333-50751
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CAL DIVE INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                                          1389
               MINNESOTA                                  1311                                  95-3409686
     (STATE OR OTHER JURISDICTION             (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                IDENTIFICATION NUMBER)


                    400 N. SAM HOUSTON PARKWAY E., SUITE 400
                              HOUSTON, TEXAS 77060
                                 (281) 618-0400

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANTS PRINCIPAL EXECUTIVE OFFICES)

                                ANDREW C. BECHER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          CAL DIVE INTERNATIONAL, INC.
                    400 N. SAM HOUSTON PARKWAY E., SUITE 400
                              HOUSTON, TEXAS 77060
                                 (281) 618-0400

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           ARTHUR H. ROGERS                         RICHARD M. RUSSO                      T. MARK KELLY
      FULBRIGHT & JAWORSKI L.L.P.              GIBSON, DUNN & CRUTCHER LLP            VINSON & ELKINS L.L.P.
   1301 MCKINNEY STREET, SUITE 5100        1801 CALIFORNIA STREET, SUITE 4100         2300 FIRST CITY TOWER
         HOUSTON, TEXAS 77010                    DENVER, COLORADO 80202                 1001 FANNIN STREET
            (713) 651-5151                           (303) 298-5700                    HOUSTON, TEXAS 77002

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC. As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MAY 4, 1998

                                2,493,104 SHARES
[LOGO]                   CAL DIVE INTERNATIONAL, INC.
                                  COMMON STOCK

                            ------------------------

ALL OF THE 2,493,104 SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE
                   SELLING SHAREHOLDERS. THE COMPANY WILL NOT
      RECEIVE ANY PROCEEDS FROM THE SHARES OF COMMON STOCK. SEE "PRINCIPAL
                    AND SELLING SHAREHOLDERS." THE COMPANY'S
         COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE
                     SYMBOL "CDIS." ON MAY 1, 1998 THE LAST
      REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET
                             WAS $34 3/4 PER SHARE.

                            ------------------------

        SEE "RISK FACTORS" COMMENCING ON PAGE 13 HEREOF FOR INFORMATION
               THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                       ----------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                     --------------------------------------

                              PRICE $     A SHARE

                     --------------------------------------

                                           UNDERWRITING         PROCEEDS TO
                            PRICE TO       DISCOUNTS AND          SELLING
                             PUBLIC       COMMISSIONS(1)      SHAREHOLDERS(2)
                         -------------  ------------------  -------------------
PER SHARE.............          $                $                   $
TOTAL(3)..............         $                $                   $

------------
  (1) THE COMPANY AND THE SELLING SHAREHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

  (2) THE EXPENSES OF THE OFFERING, ESTIMATED AT $330,000, WILL BE PAYABLE BY THE COMPANY.

  (3) CERTAIN OF THE SELLING SHAREHOLDERS HAVE GRANTED THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 373,966 ADDITIONAL SHARES, AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, AND
      PROCEEDS TO SELLING SHAREHOLDERS WILL BE $         , $         AND
      $         , RESPECTIVELY. SEE "UNDERWRITERS."

                            ------------------------

     THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN, AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY VINSON & ELKINS L.L.P., COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT THE
DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT             , 1998 AT THE OFFICE
OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y. AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                    RAYMOND JAMES & ASSOCIATES, INC.
                                             SIMMONS & COMPANY
                                               INTERNATIONAL

               , 1998

         -------------------------------------

             [Picture of Uncle John Vessel]

         -------------------------------------

     The UNCLE JOHN is a dynamically positioned, multi-service vessel, which is capable of providing well intervention services and supporting full field development activities in the Deepwater Gulf of Mexico.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."

         -------------------------------------

           [Schematic depicting the services
          provided by the Company at various
                     water depths]

         -------------------------------------

FREQUENTLY USED TERMS:

     4-POINT: Anchors set (two each) from the fore and aft position of the vessel.

     DECOMMISSIONING: The process, supervised by the MMS, of plugging the well, capping and burying the pipelines serving the field, removing the platform and clearing the site of all debris.

     DIVE SUPPORT VESSEL (DSV): Specially equipped vessel which performs services and acts as an operational base for divers, ROVs and specialized equipment.

     DYNAMIC POSITIONING (DP): Computer-directed thruster systems that use satellite-based positioning combined with other positioning technologies to ensure the proper counteraction to wind, current and wave forces enabling the vessel to maintain position without the use of anchors. Two or more DP systems are used to provide the redundancy necessary to support safe deployment of divers and ROV equipment.

     MOONPOOL: An opening in the center of a vessel through which a SAT diving system or ROV may be deployed, allowing the safest diver or ROV deployment in adverse weather conditions.

     REMOTELY OPERATED VEHICLE (ROV): Robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks beyond the capability of manned diving operations.

     SATURATION (SAT) DIVING: Saturation diving involves divers working from special chambers for extended periods at a pressure equivalent to the depth of the work site. SAT diving is required for work in water depths greater than 300 feet.

     SPOT MARKET: Market unique to the Gulf of Mexico characterized by projects generally short in duration and of a turnkey nature. These projects require constant rescheduling and the availability and interchangeability of multiple vessels.

     FOR FURTHER INFORMATION ON COMMONLY USED TERMINOLOGY IN CDI'S INDUSTRY, SEE "BUSINESS -- THE INDUSTRY."

 -----------------------------------

     [Picture of Witch Queen Vessel]

 -----------------------------------
 The WITCH QUEEN is a 278-foot
 dynamically positioned DSV that has
 SAT diving and ROV capabilities for
 subsea construction projects at any
 water depth.


                                     -------------------------------------

                                      [Picture of Platforms at Block 231]

                                     -------------------------------------
                                     EAST CAMERON BLOCK 231 is one of 18
                                     natural gas and oil properties owned
                                     by Energy Resource Technology, Inc.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information................     4
Prospectus Summary...................     5
Risk Factors.........................    13
The Company..........................    17
Use of Proceeds......................    18
Dividend Policy......................    18
Price Range of Common Stock..........    18
Capitalization.......................    19
Selected Financial Data..............    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    21
Business.............................    28
Management...........................    45
Certain Relationships and Related
  Transactions.......................    50
Principal and Selling Shareholders...    52
Description of Capital Stock.........    53
Shares Eligible for Future Sale......    56
Underwriters.........................    57
Legal Matters........................    58
Experts..............................    58
Index to Consolidated Financial
  Statements.........................   F-1

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov. The Company's Common Stock (the "Common Stock") is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company can also be inspected at the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities
Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and its Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, can be inspected and copied at the Commission's offices as described above.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. UNLESS THE CONTEXT INDICATES OTHERWISE, ANY REFERENCE IN THIS PROSPECTUS TO THE "GULF OF MEXICO" OR THE "GULF" REFERS TO THE U.S. GULF OF MEXICO, AND "CDI", "CAL DIVE" OR THE "COMPANY" REFERS TO
CAL DIVE INTERNATIONAL, INC. AND ITS PREDECESSORS, TOGETHER WITH ITS WHOLLY OWNED SUBSIDIARIES, INCLUDING ENERGY RESOURCE TECHNOLOGY, INC. ("ERT"), ITS INTEREST IN THE VENTURE WITH COFLEXIP, QUANTUM OFFSHORE CONTRACTORS, LTD. ("QUANTUM"), AND ITS EQUITY OWNERSHIP IN AQUATICA, INC. ("AQUATICA").

                                  THE COMPANY

GENERAL

     CDI is a leading subsea contractor providing construction, maintenance and decommissioning services to the oil and gas industry from the shallowest to the deepest waters in the Gulf of Mexico. Over three decades, CDI has developed a reputation for innovation in underwater construction techniques and equipment. With its diversified fleet of 12 vessels, CDI performs services in support of drilling, well completion and construction projects involving pipelines, production platforms and risers and subsea production systems. Through ERT, the Company acquires and operates mature offshore natural gas and oil properties to provide customers a cost-effective alternative to the decommissioning process. In 1997, CDI derived 85% of its revenues from its subsea contracting operations and 15% from ERT's production of natural gas and oil. The Company's customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

     In the shallower waters of the Gulf (depths less than 1,000 feet), CDI performs traditional subsea services which include air and saturation ("SAT") diving in support of marine construction activities. CDI is uniquely qualified to provide these services in the Gulf "spot market" where projects are generally turnkey in nature, short in duration (two to 30 days) and require constant rescheduling and availability of multiple vessels. Each of the Company's 12 vessels perform these traditional services, six of which support SAT diving and four of these have dynamic positioning ("DP") systems. CDI has the largest fleet of SAT and DP vessels permanently deployed in the Gulf. In addition, the Company's highly qualified personnel have the technical and operational experience to manage turnkey projects to satsify customers' requirements and achieve CDI's targeted profitability. Leases awarded in the Gulf's shallower waters between 1993 and 1996 more than doubled pushing offshore rig utilization in the Gulf over 90%. Management believes demand for CDI's traditional services will continue to increase because the need for marine construction services typically follows drilling activity by six to 18 months.

     As the activity in the Gulf in water depths greater than 1,000 feet (the "Deepwater") continues to increase, technological challenges inherent to this environment are requiring subsea contractors to develop new technology. Through its Deepwater Technical Services Group, CDI provides integrated solutions to satisfy its customers' Deepwater construction and maintenance needs. With a fleet of six Deepwater-capable vessels, CDI has the most technically diverse fleet permanently deployed in the Gulf for the delivery of these subsea solutions. This fleet includes the DP multi-service vessel ("MSV"), the UNCLE JOHN, three DP vessels, the WITCH QUEEN, the BALMORAL SEA and the MERLIN, and the Deepwater service barge, the SEA SORCERESS. Coflexip has recently chartered the sixth Deepwater vessel, the CSO CONSTRUCTOR, to Quantum, the Company's joint venture with Coflexip. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs. The alliance with Coflexip and other alliances with offshore service and equipment providers enhance CDI's ability to provide both full field development and life of field services. In 1997, the Deepwater Gulf experienced record lease sales, increased drilling activity, new discoveries, increased subsea development and advances in drilling and completion technology. The Company believes that the Deepwater Gulf of Mexico will continue to be among the most active exploration and development areas in the world.

     The Company is a leader in the decommissioning of mature oil and gas properties in the shallow water Gulf of Mexico. According to Offshore Magazine, CDI performed 32% of all structure removal projects in the Gulf of Mexico from January 1, 1996 through June 30, 1997, with the next closest competitor at 13%. Through its subsidiary ERT, the Company acquires, produces and develops mature properties prior to decommissioning and as such is one of few companies with the combined attributes of financial strength, reservoir engineering, operations expertise and company-owned salvage assets that is acquiring mature properties in the Gulf of Mexico.

     The Company traces its origins to California Divers Inc., a company which pioneered the use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. Cal Dive commenced operations in the Gulf of Mexico in 1975. In recent years, CDI has experienced increased demand for its services due to the increased offshore drilling and production activities in the Gulf, particularly in the Deepwater. The Company's growth strategy has consisted of three basic elements:
(i) identifying niche markets that are underserviced or where no service exists,
(ii) developing the technical expertise to service such markets and (iii) acquiring assets or seeking business alliances which fill the market gap. As a result, CDI's revenues have increased by a compound annual growth rate of 71% from $37.5 million in 1995 to $109.4 million in 1997. Similarly, net income has increased by a compound annual growth rate of 133%, from $2.7 million in 1995 to $14.5 million in 1997. Revenues for the three months ended March 31, 1998 were $33.2 million, an 80% increase from $18.4 million recorded for the first quarter of 1997. Net income of $5.2 million for the three months ended March 31, 1998 represented a 178% increase compared to $1.9 million recorded for the first quarter of 1997.

COMPANY STRENGTHS

  DIVERSIFIED FLEET OF VESSELS

     CDI's fleet provides a full complement of subsea construction, maintenance and decommissioning project capabilities. CDI distinguishes itself by having the largest fleet of vessels with fully redundant DP systems permanently deployed in the Gulf. The services provided by the Company's vessels are both overlapping and complementary in a number of market segments, enabling the Company to deploy its vessels to areas of highest utility and margin potential in all water depths where development is currently contemplated.

  DEEPWATER TECHNICAL SERVICES

     The Company has established a unique niche by assembling the specialized assets, technical personnel and exclusive alliance agreements that provide a cost-effective solution to the rising demand for Deepwater services. As a result, the Company is able to meet the fast-track requirements of Deepwater development projects. In April 1997, CDI and Coflexip established Quantum to undertake Deepwater construction projects and provide integrated services and advanced technology to its customers by drawing upon the capabilities and strengths of both companies. Coflexip chartered the DP vessel CSO CONSTRUCTOR to Quantum in 1998. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs.

  MAJOR PROVIDER OF SATURATION DIVING SERVICES

     Management believes that CDI is the largest provider of SAT diving services in the Gulf of Mexico. All of CDI's SAT diving vessels have moonpool systems, which allow safe diver deployment in adverse weather conditions. Because Deepwater field developments must be tied into the existing Gulf infrastructure, management believes there will be increasing demand for the Company's SAT diving services.

  EXPERIENCED PERSONNEL AND TURNKEY CONTRACTING

     The Company's highly qualified personnel enable it to compete effectively in the Gulf's unique "spot market" for offshore construction projects and to manage turnkey projects to satisfy customer needs and achieve CDI's targeted profitability. The Company believes the recognized skill of its personnel positions it to capitalize on the trend in the oil and gas industry towards outsourcing additional responsibility to contractors.

  LEADER IN SHALLOW WATER SALVAGE OPERATIONS

     The Company has established a leading position in the decommissioning of facilities in the shallow water Gulf of Mexico, performing 32% of all structure removal projects from January 1, 1996 to June 30, 1997. The Company expects the demand for decommissioning services to increase due to the significant number of platforms that must be removed in accordance with government regulations. Over 75% of the 3,800 platforms in the Gulf are over ten years old, and there are approximately 15,000 wells that must ultimately be decommissioned.

  OPERATION OF MATURE NATURAL GAS AND OIL PROPERTIES

     CDI is one of the few companies with the combined attributes of financial strength, reservoir engineering, operations expertise and company-owned salvage assets that is acquiring mature properties in the Gulf of Mexico. These attributes result in significant strategic and cost advantages. The Company has personnel experienced in geology and reservoir and production engineering which allows ERT to maximize production of the properties until they are decommissioned.

GROWTH STRATEGY

  CAPTURE A SIGNIFICANT SHARE OF THE DEEPWATER MARKET

     As the activity in the Deepwater Gulf of Mexico continues to increase, there exists a growing need for new applications of subsea services and technology and for subsea contractors to develop and deploy such technology. Customers purchasing these services typically prefer a specialized vessel with redundant DP systems as a work platform. CDI has the largest fleet of such vessels operating in the Gulf. The Company believes that well completion, subsea installation and infield connection projects have become more critical in an era of limited availability of Deepwater drilling equipment. Through its Deepwater Technical Services Group, the Company provides integrated solutions to satisfy its customers' Deepwater subsea construction and maintenance needs. The Company's MSV UNCLE JOHN has the capacity to undertake certain well completion activities at a lower day rate than a semisubmersible drilling rig, thereby reducing cost to the operator and releasing the drilling rig for other projects. CDI has negotiated alliance agreements with a number of specialized contractors, as well as establishing Quantum with Coflexip, to provide the full range of services necessary for Deepwater subsea construction projects. The objective of this strategy is to increase the proportion of the Deepwater field development expenditures captured by Cal Dive while reducing the project duration and overall cost to the operator.

     To gain a greater share of the Deepwater market, the Company is designing the first sixth-generation multi-service vessel, the MSV 3500. The vessel would be a new generation of the MSV UNCLE JOHN semisubmersible design and unique due to the absence of lower hull cross bracing. Planned variable deck load of approximately 4,000 metric tons and a large deck area would make the vessel particularly well suited for large offshore construction projects in the Deepwater. High transit speed would allow it to move rapidly from one location to another. CDI is currently attempting to secure long-term utilization contracts and industry partners for the vessel. There can be no assurance that the MSV 3500 will be built or that such contracts or industry partners will be obtained.

  CAPITALIZE ON SYNERGIES WITH COFLEXIP

     CDI entered into a strategic alliance with Coflexip to strengthen its position in the Deepwater Gulf and to respond to the trend toward full field development services. Management believes that Coflexip and CDI together offer complementary products and services which significantly expand CDI's ability to provide full field development and life of field services. A product of this alliance is Quantum which was formed in April 1997. Coflexip is a world leader in the design and manufacture of flexible pipe and umbilicals and is one of the leading subsea construction contractors. Coflexip operates 10 of the 31 globally competitive Deepwater construction vessels, which is the largest concentration of Deepwater vessels in the world. Headquartered in Paris, France,

Coflexip employs approximately 3,500 people on five continents. In 1997, Coflexip had sales of $1.2 billion and total assets of $1.25 billion at year-end.

  FOCUS ON THE GULF OF MEXICO

     Cal Dive intends to maintain its focus on the Gulf of Mexico where the Company is well positioned to respond to rising market demand for services in all water depths. In recent years there have been significant new field discoveries in the Deepwater Gulf of Mexico, including 11 in 1997. These Deepwater discoveries are resulting in increased demand for CDI's services, as reflected in both continued high vessel utilization rates and increased operating margins. The 1997 and 1998 Gulf of Mexico lease sales by the Minerals Management Service ("MMS") attracted record bidding levels both in terms of the number of leases receiving bids and the amount of capital exposed, including a record level of interest in Deepwater blocks. Even though 20% less acreage was offered in the 1998 Central Gulf lease sale, the total capital exposed was $1.4 billion in 1998 versus $1.2 billion for the prior year. The anticipated increase in drilling activity following these record lease sales should result in increased demand for CDI's services.

  RESPOND TO SHALLOWER WATER FAST-TRACK FIELD DEVELOPMENT

     Management believes that the large amount of leased acreage in the shallower waters of the Gulf and the shortages of drilling rigs and completion equipment will create a demand for fast-track drilling and development solutions. CDI's recent acquisitions of assets, its skilled personnel and its technical expertise put the Company in a strong competitive position to be able to respond to the vessel and other equipment needs for developing new oil or natural gas fields. CDI's strategic alliances also provide many of the non-vessel assets required in offshore drilling and production. CDI intends to apply these assets, technologies and capabilities in a cost-effective manner to shallower water projects to satisfy the fast-track drilling and development needs of a broader base of customers.

  EXPAND DECOMMISSIONING AND NATURAL GAS AND OIL OPERATIONS

     Management believes CDI's reputation in the industry and its experience in decommissioning projects make it a preferred buyer of mature natural gas and oil properties. In the last three years, ERT has purchased properties from Unocal, Texaco, Conoco, Sonat and Total. CDI is pursuing a number of opportunities to expand the number of mature offshore properties for which the Company will bid. In addition, the Company will continue, on a selective basis, to acquire non-operated working interests in fields where there is the potential that Cal Dive will be awarded the decommissioning work.

RECENT DEVELOPMENTS

  1998 FIRST QUARTER FINANCIAL RESULTS

     During the three months ended March 31, 1998, CDI's revenues increased 80% to $33.2 million compared to $18.4 million for the three months ended March 31, 1997. Gross profit of $10.6 million for the first quarter of 1998 nearly doubled the $5.4 million of gross profit recorded in the first quarter of 1997. In addition, net income of $5.2 million for the three months ended March 31, 1998 represented a 178% improvement over the $1.9 million of net income for the comparable period in 1997.

  OTHER DEVELOPMENTS SINCE THE INITIAL PUBLIC OFFERING

     Since CDI's initial public offering in July 1997, CDI has (i) expanded and strengthened its relationship with Coflexip; (ii) added two deepwater vessels, the MERLIN and the SEA SORCERESS, and taken delivery of two Triton ROVs; (iii) purchased a significant minority equity stake in Aquatica, a shallow water diving company; (iv) acquired interests in four mature offshore producing oil and gas fields; and (v) added to its management team.

      o EXPANDED AND STRENGTHENED COFLEXIP RELATIONSHIP. As part of its strategy in the Deepwater Gulf of Mexico, CDI established Quantum with its venture partner Coflexip in April 1997. Quantum will pursue full field service projects in the Gulf utilizing the services of both companies. Coflexip has chartered the DP vessel, the CSO CONSTRUCTOR, to Quantum in 1998. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs. The financial results of the joint venture will be consolidated into CDI's financial statements.

      o  NEW VESSELS AND ROVS.

         In December 1997, CDI acquired a DP ROV support vessel, the MERLIN. This vessel is specifically designed for Deepwater ROV intervention, survey, and coring. Twin moonpools facilitate deployment and recovery of ROVs in rough seas.

         In October 1997, CDI acquired the SEA SORCERESS, a 374 foot Deepwater service barge with a 6-point mooring system and a large moonpool. The vessel has a deck load capacity of 10,000 tons and is certified to handle 65,000 barrels of hydrocarbon storage.

         In May and June 1997, CDI took delivery of two Triton XL ROVs, the newest generation of Deepwater work class ROVs. CDI's goal is to utilize these units in support of Deepwater projects and its turnkey business rather than to become a volume provider of ROVs.

      o AQUATICA INVESTMENT. In February 1998, CDI purchased a significant minority stake in Aquatica, a new shallow water diving company formed by Sonny Freeman, the former Chief Operating Officer of American Oilfield Divers. This investment allows CDI to increase its participation in the shallow water market segment, which is experiencing strong demand, while maintaining the Company's focus on its Deepwater strategy.

      o PURCHASE OF MATURE GAS PROPERTIES. In November 1997 and January 1998, ERT acquired interests in four mature properties located offshore of Louisiana, which combined have 12 producing wells and 11 structures.

      o MANAGEMENT SUCCESSION. As part of a three year succession plan, Jerry Reuhl, CDI's Chairman since 1990, intends to resign his position and become a consultant to CDI in the second quarter of 1998. Owen Kratz, who became President of CDI in 1993 and Chief Executive Officer in April 1997, is expected to also assume the role of Chairman. In January 1998, Martin Ferron became Chief Operating Officer of CDI. He has over 16 years of experience in the oilfield industry, including the last seven years in senior management positions with J. Ray McDermott and Oceaneering International, Inc. in Europe.

                                  THE OFFERING

Common Stock offered by:

     The Selling Shareholders........  2,493,104 shares(1)

Common Stock to be outstanding after   14,544,831 shares(2)(3)
  the Offering.......................

Use of proceeds......................  The Company will not receive any proceeds from the sale of Common Stock offered
                                       hereby.

Nasdaq National Market Symbol........  CDIS

------------

(1) Does not include 373,966 shares which may be sold by certain Selling Shareholders pursuant to the Underwriters' over-allotment option. See "Principal and Selling Shareholders" and "Underwriters."

(2) Excludes 984,500 shares issuable upon exercise of outstanding options. See "Management -- Compensation Pursuant to Plans."

(3) Excludes shares which may be issued to shareholders of Aquatica. Dependent upon various pre-conditions, the shareholders of Aquatica have the right to convert their shares into Cal Dive shares at a ratio based on a formula which, among other things, must result in accretion to Cal Dive's earnings per share.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary financial and operating data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                             THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,             MARCH 31,
                                          --------------------------------  ---------------------
                                            1995       1996        1997       1997        1998
                                          ---------  ---------  ----------  ---------  ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT
                                                            PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
     Revenues:
          Subsea and salvage............  $  32,747  $  63,870  $   92,860  $  13,588  $   29,342
          Natural gas and oil
            production..................      4,777     12,252      16,526      4,856       3,815
                                          ---------  ---------  ----------  ---------  ----------
               Total revenues...........     37,524     76,122     109,386     18,444      33,157
                                          ---------  ---------  ----------  ---------  ----------
     Gross profit.......................      8,849     22,086      33,685      5,423      10,563
     Operating income...................      3,917     13,795      22,489      3,207       7,723
     Income before taxes................      3,721     13,014      22,281      2,876       8,065
     Net income.........................  $   2,674  $   8,435  $   14,482  $   1,885  $    5,243
     Diluted net income per share.......  $     .24  $     .75  $     1.09  $     .17  $      .35(2)
OTHER DATA:
     Net cash provided by (used in):
          Operating activities..........  $  11,996  $   7,645  $   22,294  $  10,053  $    9,969
          Investing activities..........    (19,584)   (27,300)    (28,288)    (3,148)    (11,868)
          Financing activities..........      7,475     19,700      18,815     (6,000)         45
     EBITDA(1)..........................      6,650     19,017      29,916      5,039       9,839
     Depreciation and amortization......      2,794      5,257       7,512      1,845       1,996
     Capital expenditures...............     16,857     27,289      28,936      3,017       6,789
OPERATING DATA:
     Number of Vessels (at end of
       period):
          DP MSV........................          0          1           1          1           1
          DP DSVs.......................          2          2           3          2           3(3)
          DSVs..........................          5          5           5          5           5
          Other.........................          1          1           2          1           2
                                          ---------  ---------  ----------  ---------  ----------
               Total vessels............          8          9          11          9          11
     Natural Gas & Oil Properties:
          Producing properties
            acquired....................          7          5           2          0           4
          Total properties..............          9         14          14         14          18
     Natural Gas & Oil Production:
          Gas (MMcf)....................      2,382      4,310       5,385      1,519       1,489
          Oil (MBbls)...................         33         38          51         10          18

------------

(1) As used herein, EBITDA represents earnings before net interest and other expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a more appropriate measure of liquidity.

(2) Includes the impact of the change in the Company's method of accounting for drydock certification and inspection costs of $.05 per share. See Note 2 to the Consolidated Financial Statements.

(3) Does not include the recent charter of the CSO CONSTRUCTOR and its availability to CDI.

                                            AS OF
                                          MARCH 31,
                                            1998
                                       ---------------
                                       (IN THOUSANDS)
BALANCE SHEET DATA:
     Cash and cash equivalents.......     $  11,171
     Working capital.................        24,270
     Total assets....................       140,307
     Long-term debt..................       --
     Shareholders' equity............        94,727


                    SUMMARY NATURAL GAS AND OIL RESERVE DATA

     The following table sets forth summary data with respect to the Company's estimated proved natural gas and oil reserves and related estimated future net revenue at December 31, 1997, and is based upon the report of Miller & Lents, Ltd. ("Miller & Lents"), independent petroleum engineers. For additional information relating to the Company's natural gas and oil reserves, see "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves" and
"Business -- Decommissioning and Natural Gas and Oil Operations" and the Supplemental Oil and Gas Disclosures included in Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                                           TOTAL PROVED(1)
                                        ----------------------
                                        (DOLLARS IN THOUSANDS)
Estimated Proved Reserves:
  Natural Gas (MMcf).................            22,245
  Oil and Condensate (MBbls).........               200
Standardized measure of discounted
  future net cash flows(2)...........          $ 19,760

------------

(1) East Cameron Blocks 231 and 353 purchased in January 1998 described below are not included in the above December 31, 1997 summary. The estimated proved reserves for these blocks as of the end of 1997 were 6,504 MMcf of natural gas and 58 MBbls of oil.

(2) The standardized measure of discounted future net cash flows attributable to the Company's reserves was prepared using constant prices as of December 31, 1997, discounted at 10% per annum.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS INCLUDES CERTAIN STATEMENTS THAT MAY BE DEEMED "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS, INCLUDED IN THIS PROSPECTUS THAT RELATE TO BUSINESS PLANS OR STRATEGIES, PROJECTED OR ANTICIPATED BENEFITS OR OTHER CONSEQUENCES OF SUCH PLANS OR STRATEGIES, PROJECTED OR ANTICIPATED BENEFITS FROM ACQUISITIONS MADE BY OR TO BE MADE BY CDI OR PROJECTIONS INVOLVING ANTICIPATED REVENUES, EARNINGS, OR OTHER ASPECTS OF OPERATING RESULTS ARE FORWARD-LOOKING STATEMENTS. THE WORDS
"EXPECT," "BELIEVE," "ANTICIPATE," "PROJECT," "ESTIMATE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY CAUTIONS READERS THAT SUCH STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR EVENTS AND ARE SUBJECT TO A NUMBER OF FACTORS THAT MAY TEND TO INFLUENCE THE ACCURACY OF THE STATEMENTS AND THE PROJECTIONS UPON WHICH THE STATEMENTS ARE BASED, INCLUDING BUT NOT LIMITED TO THOSE DISCUSSED BELOW. AS NOTED ELSEWHERE, ALL PHASES OF CDI'S OPERATIONS ARE SUBJECT TO A NUMBER OF UNCERTAINTIES, RISKS AND OTHER INFLUENCES, MANY OF WHICH ARE OUTSIDE THE CONTROL OF CDI, AND ANY ONE OR A COMBINATION OF WHICH COULD MATERIALLY AFFECT THE RESULTS OF CDI'S OPERATIONS AND THE ACCURACY OF FORWARD-LOOKING STATEMENTS MADE BY CDI. THE FOLLOWING DISCUSSION OUTLINES CERTAIN FACTORS THAT COULD AFFECT CDI'S CONSOLIDATED RESULTS OF OPERATIONS FOR 1998 AND BEYOND AND CAUSE THEM TO DIFFER MATERIALLY FROM THOSE THAT MAY BE SET FORTH IN FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY.

VOLATILITY OF OIL AND NATURAL GAS PRICES AND CYCLICALITY OF THE OIL AND GAS INDUSTRY

     The Company's business is substantially dependent upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures is generally dependent on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, coordination by the Organization of Petroleum Exporting Countries ("OPEC"), the cost of exploring for and producing oil and gas, the sale and expiration dates of offshore leases in the United States and overseas, the discovery rate of new oil and gas reserves in offshore areas and technological advances. Oil and gas prices and the level of offshore drilling and production activity have been characterized by significant volatility in recent years. Although the level of offshore exploration, drilling and production activity in the Gulf has not declined, there can be no assurance that such activity levels will be sustained and that there will not be continued volatility in the level of drilling and production related activities. A sustained period of low hydrocarbon prices would likely have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

VESSEL OPERATING RISKS AND LIMITATION OF INSURANCE COVERAGE

     Marine construction involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such an occurrence may result in lawsuits asserting large claims. CDI maintains such insurance protection as it deems prudent, including Jones Act employee coverage (the maritime equivalent of workers compensation) and hull insurance on its vessels. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which CDI may be subject. A successful claim for which CDI is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that CDI will be able to maintain adequate insurance in the future at rates that it considers reasonable. As construction activity moves into deeper water in the Gulf of Mexico, construction projects tend to be larger and more complex than shallow water projects. As a result, the Company's revenues and profits are increasingly dependent on its larger vessels. While the Company currently insures its vessels against property loss due to a catastrophic marine disaster, mechanical failure or collision, the loss of any of the Company's large vessels as a result of such event could result in a substantial loss of revenues, increased costs and other liabilities and could have a material adverse effect on the Company's operating performance. See "Business -- Insurance and Litigation."

SHORTAGES OF RIGS, EQUIPMENT AND PERSONNEL

     There is currently a shortage of drilling rigs, equipment and personnel in the Gulf, particularly relating to Deepwater Gulf exploration and development. The costs and delivery times of rigs, equipment and personnel have been increasing and could continue to escalate. Prolonged shortages of drilling rigs, equipment or personnel could delay the exploration for and development of natural gas and oil in the Gulf and have an adverse effect on the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

SEASONALITY AND ADVERSE WEATHER RISKS

     Marine operations conducted in the Gulf of Mexico are seasonal and depend, in part, on weather conditions. Historically, CDI has enjoyed its highest vessel utilization rates during the third and fourth quarters of the year when weather conditions are favorable for offshore exploration, development and construction activities and has experienced its lowest utilization rates in the first quarter. During certain periods of the year, CDI typically bears the risk of delays caused by adverse weather conditions. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTRACT BIDDING AND ALLIANCE RISKS

     A majority of CDI's projects are currently performed on a qualified turnkey basis. The revenue, cost and gross profit realized on a contract can vary from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates and performance of others such as alliance partners. These variations and risks inherent in the marine construction industry may result in CDI experiencing reduced profitability or losses on projects. Although CDI has entered into a number of strategic alliances, there can be no assurance that CDI will be able to enter into such alliances in the future, that these alliances will be successful or that contracts resulting from these alliances will not result in unforeseen operational difficulties. Since the Quantum venture is in its early stages, the number of projects, if any, and the benefits to the Company's business prospects and financial condition from the venture are uncertain. See
"Business -- Deepwater Services" and " -- Coflexip Strategic Alliance."

UNCERTAINTY OF ESTIMATES OF NATURAL GAS AND OIL RESERVES

     This Prospectus contains an estimate of the Company's proved natural gas and oil reserves and the estimated future net cash flows therefrom based upon a report prepared as of December 31, 1997 by Miller & Lents, which report relies upon various assumptions, including assumptions required by the Commission as to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, cash flows, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves may vary substantially from those estimated in the report. Any significant variance in these assumptions could materially affect the estimated quantity and value of the Company's proved reserves. See "Business -- Decommissioning and Natural Gas and Oil Operations."

NATURAL GAS AND OIL OPERATING RISKS

     The Company's natural gas and oil operations are subject to the usual risks incident to the operation of natural gas and oil wells, including, but not limited to, uncontrollable flows of oil, natural gas, brine or well fluids into the environment, blowouts, cratering, mechanical difficulties, fires, explosions, pollution and other risks, any of which could result in substantial losses to the Company. In accordance with industry practice, CDI maintains insurance against some, but not all, of the risks described above. See
"Business -- Insurance and Litigation."

COMPETITION

     The business in which the Company operates is highly competitive. Several of the Company's competitors are companies that are substantially larger and have greater financial and other resources than the Company. If other companies relocate or acquire vessels for operations in the Gulf of Mexico, levels of competition may increase and the Company's business could be adversely affected. See "Business -- Competition."

CUSTOMER CONCENTRATION

     CDI's customers consist primarily of major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction companies. During 1996 and 1997, the Company derived approximately 24% and 19% of its consolidated revenue, respectively, from one customer and 11% of its consolidated revenue in 1997 from another customer. While CDI currently has a good relationship with its customers, the loss of any one of its largest customers, or a sustained decrease in demand, could result in a substantial loss of revenues and could have a material adverse effect on CDI's operating performance. See "Business -- Customers."

DEPENDENCE ON KEY PERSONNEL AND RETENTION OF EMPLOYEES

     CDI's success depends on the continued active participation of key management personnel. The loss of key people could adversely affect CDI's operations. The Company has two-year employment and non-compete agreements with each of its twelve senior officers. CDI believes that its success and continued growth is also dependent upon its ability to employ and retain skilled personnel. While the Company believes that its wage rates are competitive and that its relationship with its workforce is good, a significant increase in the wages paid by other employers could result in a reduction in the Company's workforce, increases in the wage rates paid by the Company, or both. If either of these events occur for any significant period of time, the Company's profitability could be diminished and the growth potential of the Company could be impaired. See "Management" and "Business -- Employees."

REGULATORY AND ENVIRONMENTAL MATTERS

     CDI's subsea construction, inspection, maintenance and decommissioning operations and its natural gas and oil production from offshore properties (including decommissioning of such properties) are subject to and affected by various types of government regulation, including numerous federal, state and local environmental protection laws and regulations. These laws and regulations are becoming increasingly complex, stringent and expensive and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect the operations of CDI. Significant fines and penalties may be imposed for non-compliance. See "Business -- Government Regulation" and "Business -- Environmental Regulations."

POSSIBLE VOLATILITY OF MARKET PRICE

     The market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the oilfield services industry, announcements by CDI or its competitors and variations in the Company's operating results. See "Price Range of Common Stock."

VOTING CONTROL BY PRINCIPAL SHAREHOLDERS

     After giving effect to this Offering, certain shareholders of CDI who are parties to a shareholders agreement will own approximately 47% of the outstanding Common Stock (44% if the Underwriters' over-allotment option is exercised in full). The shareholders agreement provides for, among other things, the election of directors. As a result, these current shareholders may be able to control the outcome of certain matters requiring a shareholder vote, including the election of directors. See "Business -- Coflexip Strategic Alliance," "Certain Relationships and Related Transactions" and "Principal and Selling Shareholders."

ABSENCE OF DIVIDENDS

     CDI has never paid cash dividends on its Common Stock and intends for the foreseeable future to retain any earnings otherwise available for dividends for the future operation and growth of CDI's business. In addition,

CDI's financing arrangements prohibit the payment of cash dividends on its capital stock. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Selling Shareholders, Coflexip and the directors and officers of CDI will beneficially own approximately 7,125,106 shares of the Common Stock, which represents approximately 49% of the issued and outstanding shares (46% if the Underwriters' over-allotment option is exercised in full). The Company, the Selling Shareholders, Coflexip and the directors and officers of CDI have agreed, pursuant to certain lock-up agreements, that they will not offer, sell, contract to sell, grant any option to sell, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them, or that could be purchased by them through the exercise of options or warrants to purchase Common Stock of the Company, for a period of 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. After the expiration of the agreements, however, such shareholders may sell shares pursuant to Rule 144 under the Securities Act. In addition, certain shareholders, including Coflexip, have been granted "demand" and "piggyback" registration rights by the Company with respect to all of the shares of Common Stock owned by them. Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER CONSIDERATIONS

     The Board of Directors of CDI has the authority, without any action by the shareholders, to fix the rights and preferences on up to 5,000,000 shares of undesignated preferred stock, including dividend, liquidation and voting rights. In addition, CDI's Articles of Incorporation divide the Company's Board of Directors into three classes. Except for a transaction involving Coflexip (which is specifically excluded), CDI also is subject to certain anti-takeover provisions of the Minnesota Business Corporations Act ("MBCA"). In addition,
CDI is a party to a Shareholders Agreement that provides Coflexip with a right of first refusal in connection with certain acquisition proposals for CDI. Any or all of the provisions or factors described above may have the effect of discouraging a takeover proposal or tender offer not approved by management and the Board of Directors of CDI, and could result in shareholders who may wish to participate in such a proposal or tender offer receiving less for their shares than otherwise might be available in the event of a takeover attempt. See "Description of Capital Stock -- Certain Anti-Takeover Provisions" and
"Certain Relationships and Related Transactions."

                                  THE COMPANY

     Cal Dive is a leading provider of subsea construction, maintenance and decommissioning services to the offshore natural gas and oil industry from the shallowest to the deepest waters in the Gulf of Mexico. In July 1990, the Company was purchased by a group of investors including current management and key employees. In September 1992, Cal Dive formed ERT as a wholly owned subsidiary to purchase producing offshore natural gas and oil properties which are in the later stages of their economic lives. In January 1995, certain of the funds managed by First Reserve Corporation ("First Reserve Funds") acquired 5,549,630 shares of the Company's Common Stock. In 1997, Coflexip purchased 3,699,788 shares of Common Stock, and Quantum was organized. Most of the Company's senior and middle operations management have been actively involved with Cal Dive since the mid-1980s.

     The Company traces its origins to California Divers Inc., which pioneered the use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. Cal Dive commenced operations in the Gulf of Mexico in 1975. CDI's growth strategy has frequently involved expanding beyond the Company's main contracting base and developing innovative service capabilities to meet customer needs, including the following significant milestones:

       o   1984  --  SATURATION VESSELS: Custom designed the first DSV with moonpool deployed SAT diving systems dedicated for use in the Gulf of Mexico.

       o   1986  --  TURNKEY CONTRACTING: Began providing subsea construction work on a fixed price basis enabling Gulf customers to better control project costs.

       o   1989  --  SALVAGE OPERATIONS: Chartered, and later acquired, the CAL
                     DIVE BARGE I for shallow water salvage operations, a business synergistic with the Company's traditional diving services.

       o   1992  --  NATURAL GAS PRODUCTION: Formed a natural gas production company, ERT, to expand customer options for decommissioning of mature offshore properties and to expand off-season salvage activity.

       o   1993  --  WELL SERVICING: Added a new upstream service, well servicing, as a complement to the Company's salvage services and to exploit the value of ERT properties through enhanced recovery techniques.

       o   1994  --  DYNAMIC POSITIONING: Chartered a DP DSV for use in the Gulf
                     of Mexico, enabling the Company to work through the winter months and in deeper water. This vessel, the BALMORAL SEA, was subsequently acquired in August 1996.

       o   1995  --  DP DSV: Acquired and enhanced a DP DSV, the WITCH QUEEN, to expand the Company's marine construction and subsea services to include flexible pipelay, umbilical lay, coiled line pipe installation, decommissioning and ROV support.

       o   1996  --  MULTI-SERVICE VESSEL: Acquired and enhanced a
                     semisubmersible MSV, the UNCLE JOHN, as the cornerstone of the Company's Deepwater strategy, thereby expanding its product line to include geotechnical investigation, laying of infield flowlines, installation of flexible jumpers, hard jumpers, platforms and risers, and turnkey field development.

       o   1997  --  STRATEGIC ASSET ACQUISITIONS AND ALLIANCES: Added three
                     Deepwater vessels, created the Quantum venture with Coflexip and implemented other formal alliance agreements with offshore service and equipment providers to enhance CDI's ability to provide the necessary services and assets for full field development and life of field management.

     The Company was organized under the laws of Minnesota in June 1990. The principal executive offices of the Company are located at 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060, and its telephone number is (281) 618-0400.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company currently intends to retain earnings, if any, for the future operation and growth of its business. In addition, the Company's financing arrangements prohibit the payment of cash dividends on its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "CDIS." The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock as reported on Nasdaq since the Company's initial public offering in July 1997.

Year ended December 31, 1997            HIGH         LOW
                                        ----         ----
     Third Quarter...................   $37 3/4    $19 1/2
     Fourth Quarter..................    38         22 1/4
Year ending December 31, 1998
     First Quarter...................    33         23 1/4
     Second Quarter (through May
       1)............................    36 3/4     32 1/2

     A recent last reported sale price for the Common Stock is set forth on the front cover page of this Prospectus. As of April 15, 1998 there were approximately 550 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                               AS OF
                                           MARCH 31, 1998
                                           --------------
                                           (IN THOUSANDS)
Short-term debt.........................       --
Long-term debt..........................       --
Shareholders' equity:
     Common Stock, no par value,
      60,000,000 shares authorized;
       21,355,040 shares issued and
      outstanding.......................      $ 52,947
     Additional paid-in capital.........       --
     Retained earnings..................        45,531
     Treasury Stock, 6,820,209 shares...        (3,751)
                                           --------------
          Total shareholders' equity....        94,727
                                           --------------
Total capitalization....................      $ 94,727
                                           ==============

                            SELECTED FINANCIAL DATA

     The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended December 31, 1997 are derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The historical financial data presented in the table below as of March 31, 1998 and for the three-month periods ended March 31, 1997 and 1998 are derived from the unaudited consolidated condensed financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the three months ended March 31, 1997 and 1998 are not necessarily indicative of the results to be achieved for the full year. The data should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                       MARCH 31,
                                       -----------------------------------------------------  ----------------------
                                         1993       1994       1995       1996       1997       1997         1998
                                       ---------  ---------  ---------  ---------  ---------  ---------    ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
    Revenues:
         Subsea and salvage..........  $  35,365  $  35,718  $  32,747  $  63,870  $  92,860  $  13,588    $ 29,342
         Natural gas and oil
           production................      1,807      2,314      4,777     12,252     16,526      4,856       3,815
                                       ---------  ---------  ---------  ---------  ---------  ---------    ---------
         Total revenues..............     37,172     38,032     37,524     76,122    109,386     18,444      33,157
                                       ---------  ---------  ---------  ---------  ---------  ---------    ---------
    Cost of sales:
         Subsea and salvage..........     26,208     25,477     25,568     46,766     67,538     10,780      20,394
         Natural gas and oil
           production................        587      1,594      3,107      7,270      8,163      2,241       2,200
                                       ---------  ---------  ---------  ---------  ---------  ---------    ---------
    Gross profit.....................     10,377     10,961      8,849     22,086     33,685      5,423      10,563
    Selling and administrative
      expenses.......................      4,075      4,657      4,932      8,291     11,196      2,216       2,840
                                       ---------  ---------  ---------  ---------  ---------  ---------    ---------
    Operating income.................      6,302      6,304      3,917     13,795     22,489      3,207       7,723
    Other income and expenses:
         Interest (income) expense,
           net.......................        395        428        135        745        123        318        (222 )
         Other (income) expense,
           net.......................        148         69         61         36         85         13        (120 )
                                       ---------  ---------  ---------  ---------  ---------  ---------    ---------
    Income before income taxes.......      5,759      5,807      3,721     13,014     22,281      2,876       8,065
         Provision for income
           taxes.....................      1,811      1,773      1,047      4,579      7,799        991       2,822
                                       ---------  ---------  ---------  ---------  ---------  ---------    ---------
    Net income.......................  $   3,948  $   4,034  $   2,674  $   8,435  $  14,482  $   1,885    $  5,243
                                       =========  =========  =========  =========  =========  =========    =========
    Net income per share:
         Basic.......................  $     .31  $     .48  $     .24  $     .76  $    1.12  $     .17    $    .36 (2)
         Diluted.....................        .30        .46        .24        .75       1.09        .17         .35 (2)
    Weighted average number of shares
      outstanding:
         Basic.......................     12,908      8,319     11,016     11,099     12,883     11,099      14,535
         Diluted.....................     13,014      8,836     11,055     11,286     13,313     11,272      15,000
OTHER FINANCIAL DATA:
    Net cash provided by (used in):
         Operating activities........  $   4,944  $     857  $  11,996  $   7,645  $  22,294  $  10,053    $  9,969
         Investing activities........     (1,803)    (3,049)   (19,584)   (27,300)   (28,288)    (3,148)    (11,868 )
         Financing activities........     (2,283)       291      7,475     19,700     18,815     (6,000)         45
    EBITDA(1)........................      7,637      8,252      6,650     19,017     29,916      5,039       9,839
    Depreciation and amortization....      1,483      2,017      2,794      5,257      7,512      1,845       1,996
    Capital expenditures.............      1,203      1,397     16,857     27,289     28,936      3,017       6,789


                                                        AS OF DECEMBER 31,                                   AS OF
                                       -----------------------------------------------------               MARCH 31,
                                         1993       1994       1995       1996       1997                    1998
                                       ---------  ---------  ---------  ---------  ---------               ---------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital..................  $   5,309  $   6,052  $   4,033  $  13,411  $  28,927               $ 24,270
    Total assets.....................     22,798     28,633     44,859     83,056    125,600                140,307
    Long-term debt...................      5,141      3,766      5,300     25,000     --                      --
    Shareholders' equity.............      6,360     10,394     22,408     30,844     89,369                 94,727

------------

(1) As used herein, EBITDA represents earnings before net interest expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a more appropriate measure of liquidity.

(2) Includes the impact of the change in the Company's method of accounting for drydock certification and inspection costs of $.05 per share. See Note 2 to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     In recent years, Cal Dive has experienced increased demand for its services due to the increased offshore drilling and production activities in the Gulf, particularly in deeper waters over 1,000 feet. The increase in offshore drilling and production activity has been driven by a number of factors, including (i) the prospect for relatively larger hydrocarbon discoveries in deepwater areas and (ii) recent technological advances in offshore drilling and production equipment, seismic data collection and interpretation techniques, and drilling techniques, which have enhanced the economics of offshore drilling and production. As a result, Cal Dive's revenues have increased by a compound annual growth rate of 71% from $37.5 million in 1995 to $109.4 million in 1997. Similarly, net income has grown 133% compounded annually from $2.7 million in 1995 to $14.5 million in 1997. More recently, revenues in the three months ended March 31, 1998 were $33.2 million, an 80% increase from $18.4 million recorded in the first quarter of 1997. Net income of $5.2 million in the three months ended March 31, 1998 represented a 178% increase compared to $1.9 million recorded in the first quarter of 1997.

     Natural gas and oil prices, the offshore mobile rig count and Gulf of Mexico lease activity are three of the primary indicators management uses to predict the level of the Company's business. CDI's construction services generally follow successful drilling activities by six to eighteen months on the OCS and twelve to twenty-four months in the Deepwater arena. The level of drilling activity is related to both short and long-term trends in natural gas and oil prices. A decline in natural gas and oil prices generally leads to a reduction in offshore drilling activity which can lower demand for construction services. Recently, this relationship has been less pronounced due to a number of industry trends, including advances in technology that have increased drilling success rates and efficiency, and a worldwide growth in the demand for both natural gas and oil. U.S. oil and gas companies spent $24.3 billion on exploration and development in 1997 (both offshore and onshore), up 37% from 1996. The number of offshore rigs working in the Gulf of Mexico has averaged close to full utilization since mid-1995 which has led to, and management expects will lead to further, increased construction activity over the next several years. Given worldwide shortages of drilling rigs, subsea hardware and experienced personnel, efforts to drill Deepwater Gulf of Mexico leases on a timely basis have accelerated demand for the Company's subsea services resulting in improved pricing. Worldwide oil prices began to decline during the fourth quarter of 1997. The decline accelerated in the first quarter of 1998. Continued low oil prices could cause customers to scale back or eliminate 1998 drilling programs and could reduce demand for the Company's services.

     Natural gas and oil prices impact the Company's operations in several respects. The Company seeks to acquire producing natural gas and oil properties that are generally in the later stages of their economic life. These properties typically have few, if any, unexplored drilling locations, so the potential abandonment liability is a significant consideration. Although higher natural gas prices tended to reduce the number of mature properties available for sale, these higher prices contributed to improved operating results for the Company in 1996 and 1997. Salvage operations consist of platform decommissioning, removal and abandonment services. In addition, salvage related support, such as debris removal and preparation of platform legs for removal, is often provided by the Company's surface diving vessels. In 1989, management targeted platform removal and salvage operations as a regulatory driven activity which offers a partial hedge against fluctuations in the commodity price of natural gas. In particular, MMS regulations require removal of platforms within eighteen months from the date production ceases and also require remediation of the seabed at the well site to its original state. In 1996 and 1997, the Company contracted and managed, on a turnkey basis, all aspects of the decommissioning and abandonment of certain large fields using third party heavy lift derrick barges, a service the Company intends to expand in the future.

     The following table sets forth for the periods presented (i) average U.S. natural gas prices, (ii) the Company's natural gas production, (iii) the average number of offshore rigs under contract in the Gulf of Mexico, (iv) the number of platforms installed and removed in the Gulf of Mexico and (v) the vessel utilization rates for each of the major categories of the Company's fleet.

                                                          1995                                        1996
                                       ------------------------------------------  ------------------------------------------
                                          Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
U.S. Natural Gas Prices(1)...........  $    1.46  $    1.57  $    1.47  $    1.98  $    3.16  $    2.37  $    2.15  $    2.81
ERT Gas Production (MMcf)............        241        481        865        795        970        918      1,169      1,253
Rigs Under Contract in the Gulf of
  Mexico(2)..........................        119        131        143        148        149        156        161        164
Platform Installations(3)............         12         17         26         22         12         35         31         30
Platform Removals(3).................         14         36         23         10         11         11         25         30
Average Company Vessel Utilization
  Rate(4)............................
    Dynamically Positioned(5)........         77%        --         --         90%        81%        71%        82%        92%
    Saturation DSV...................         38         53%        88%        88         55         73         82         88
    Surface Diving...................         45         63         77         74         62         77         85         74
    Derrick Barge....................         21         46         63         32         16         57         91         65

                                                          1997                       1998
                                       ------------------------------------------  ---------
                                          Q1         Q2         Q3         Q4         Q1
                                       ---------  ---------  ---------  ---------  ---------
U.S. Natural Gas Prices(1)...........  $    2.67  $    2.13  $    2.46  $    2.88  $    2.17
ERT Gas Production (MMcf)............      1,519      1,213      1,381      1,252      1,489
Rigs Under Contract in the Gulf of
  Mexico(2)..........................        165        169        168        169        170
Platform Installations(3)............         16         21         29         39         15
Platform Removals(3).................          3         21         31         28          1
Average Company Vessel Utilization
  Rate(4)............................
    Dynamically Positioned(5)........         60%        79%        92%        94%        78%
    Saturation DSV...................         58         77         81         77         88
    Surface Diving...................         53         80         90         81         33
    Derrick Barge....................         22         78         99         89         28

------------

(1) Average of the monthly Henry Hub cash prices in dollars per MMBtu, as reported in Natural Gas Week.

(2) Average weekly number of rigs contracted, as reported by Offshore Data Services.

(3) Number of installation and removal of platforms with two or more piles in the Gulf of Mexico, as reported by Offshore Data Services.

(4) Average vessel utilization rate is calculated by dividing the total number of days the vessels in each category generated revenues by the total number of days in each quarter.

(5) The BALMORAL SEA was operated by the Company under charters from September 1994 to February 1995 and from April 1996 to August 8, 1996, at which time it was acquired by the Company. The Company purchased its first DP vessel, the WITCH QUEEN, in November 1995.

     Vessel utilization is historically lower during the first quarter due to winter weather conditions in the Gulf of Mexico. Accordingly, the Company plans its drydock inspections and other routine and preventive maintenance programs during this period. During the first quarter, a substantial number of the Company's customers finalize capital budgets and solicit bids for construction projects. The bid and award process during the first two quarters leads to the commencement of construction activities during the second and third quarters. The Company's operations can also be severely impacted by weather during the fourth quarter. The Company's salvage barge, which has a shallow draft, is particularly sensitive to adverse weather conditions, and its utilization rate will be lower during such periods. To minimize the impact of weather conditions on the Company's operations and financial condition, CDI began operating DP vessels and expanded into the acquisition of mature offshore properties. The unique station-keeping ability offered by dynamic positioning enables these vessels to operate throughout the winter months and in rough seas. Operation of natural gas and oil properties tends to offset the impact of weather since the first and fourth quarters are typically periods of high demand for natural gas and of strong natural gas prices. Due to this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

RESULTS OF OPERATIONS

  COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND 1997

     REVENUES. During the three months ended March 31, 1998, the Company's revenues increased 80% to $33.2 million compared to $18.4 million for the three months ended March 31, 1997 with the Subsea and Salvage segment contributing all of the increase. The majority of the increase was due to increased demand for services provided by CDI's DP vessels, particularly the UNCLE JOHN, which contributed nearly half of the increase compared to the first quarter of 1997 when the vessel was out of service for six weeks to have its derrick installed. The chartering of the MARIANOS during the three months ended March 31, 1998 contributed $3.9 million as the vessel filled in while the WITCH QUEEN was in drydock for scheduled maintenance. During the first three months of 1998 an increased level of customer emergency repairs created strong demand for the 4-Point moored SAT diving vessels (the CAL DIVER I and the CAL DIVER II). As a result, total vessel utilization days were 574 for the CDI fleet in the first quarter of 1998, an increase of 34% over the same period of the prior year.

     Natural gas and oil production revenue for the three months ended March 31, 1998 declined 21% to $3.8 million from $4.9 million during the comparable prior year period due to a decrease in average gas prices realized in the first quarter of 1998. Production of 1.5 Bcf for the three months ended March 31, 1998 was virtually unchanged from first quarter 1997 levels.

     GROSS PROFIT. Gross profit of $10.6 million for the first quarter of 1998 nearly doubled the $5.4 million gross profit recorded in the comparable prior year period with the UNCLE JOHN providing over half of the increase. The remainder of the increase is due mainly to the aforementioned stronger demand in 1998 for services provided by the 4-Point saturation vessels and to the impact of a change in the method of accounting for regulatory related drydock inspection and certification expenditures. The Company previously expensed such amounts as incurred; however, effective January 1, 1998, such expenditures will be capitalized and amortized over the 30-month period between regulatory mandated drydock inspections and certification which is consistent with industry-wide practice. The impact of this change on CDI's gross profit for the first quarter of 1998 was to increase the results by approximately $1.2 million. Subsea and Salvage margins increased from 21% in the three months ended March 31, 1997, to 27% (after deducting the impact of the accounting change) in the three months ended March 31, 1998 due mainly to the factors mentioned above.

     Natural gas and oil production gross profit decreased from $2.6 million in the first quarter of 1997 to $1.6 million for the three months ended March 31, 1998, due mainly to the decrease in average gas prices.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were 8.6% of first quarter 1998 revenues, an improvement from 12% in the comparable prior year period. Such expenses for the three months ended March 31, 1998 were $2.8 million as compared to $2.2 million in the comparable prior year period. The increase was due mainly to the addition of new personnel to support the Company's Deepwater strategy and growth in its base business.

     NET INTEREST. The Company reported net interest income of $222,000 for the three months ended March 31, 1998 in contrast to net interest expense of $318,000 for the three months ended March 31, 1997. This improvement was due to the repayment of all outstanding debt with proceeds from its initial public offering of Common Stock in July 1997.

     INCOME TAXES. Income taxes increased to $2.8 million for the three months ended March 31, 1998, compared to $1.0 million in the comparable prior year period due to increased profitability.

     NET INCOME. Net income of $5.2 million for the three months ended March 31, 1998 was $3.4 million, or 178%, more than the comparable period in 1997 as a result of factors described above. The accounting change discussed above increased CDI's net income for the first quarter of 1998 by approximately $800,000.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1996

     REVENUES. Consolidated revenues of $109.4 million in 1997 were 44% more than the $76.1 million reported during 1996 due primarily to the addition of DP vessels, improved demand for traditional subsea services and increased natural gas and oil production. Revenues from DP vessels increased 89% to $47.6 million in 1997 as compared to the prior year due to the full year operations of the BALMORAL SEA and the UNCLE JOHN (vessels placed in service in April and October 1996, respectively). This increase, combined with stronger market conditions for surface diving and supply boats, offset the impact of seven vessels being out of service for a combined 48 weeks for regulatory inspections, preventative maintenance, vessel upgrades and unscheduled repairs. During 1996, only two such vessels were out of service for any significant length of time.

     Revenue from natural gas and oil production was $16.5 million for the year ended 1997 from 14 properties as compared to $12.3 million in 1996 from nine properties. The 1997 revenue benefited from prior year well enhancement efforts. Average gas sales prices improved slightly in 1997 compared to 1996.

     GROSS PROFIT. Gross profit increased by $11.6 million, or 53%, from $22.1 million in 1996 to $33.7 million in 1997. The addition of the UNCLE JOHN and the BALMORAL SEA to the Company's fleet were responsible for over half of the increase. The remaining increase was due to improved demand for traditional subsea services and increased natural gas and oil production. Subsea and Salvage margins were unchanged between 1997 and 1996 despite the Company encountering difficulties on a large construction project in the third quarter of 1997 and the unusually active 1997 regulatory inspection and maintenance program which resulted in Subsea and Salvage repair costs of $6.3 million as compared to $3.4 million in 1996.

     Natural gas and oil production gross profit was $8.4 million for the year ended December 31, 1997 as compared to $5.0 million for the prior year. The increase was due mainly to the acquisition of five blocks during the second half of 1996 and the gain recorded on the sale of two properties during the second quarter of 1997.

     SELLING & ADMINISTRATIVE EXPENSES. Selling and administrative expenses were 10% of 1997 revenues, an improvement from 11% in 1996. Such expenses in 1997 were $11.2 million as compared to $8.3 million in 1996. The increase was due mainly to the addition of new personnel to support the Company's deepwater strategy and growth in its base business and to higher levels of bonuses. The remainder of the increase was due to the ERT incentive compensation program whereby key management personnel share in the improved earnings of the natural gas and oil production segment.

     NET INTEREST. Net interest expense decreased by $622,000 (from $745,000 in 1996 to $123,000 in 1997) due mainly to the Company retiring all debt in July 1997 with the proceeds received from the initial public offering. Borrowings under the Revolving Credit Agreement averaged $20.1 million during the first half of 1997 prior to the July 1997 retirement as compared to $13.0 million during 1996.

     INCOME TAXES. Income taxes were $7.8 million for 1997 as compared to $4.6 million for the prior year. The increase was due to the Company's increased profitability. Higher depreciation related to the newly acquired DP vessels resulted in a reduction of the amount of cash taxes paid (as a percentage of pre-tax income) in 1997 compared to 1996 and also a corresponding increase in the deferred tax liability.

     NET INCOME. Net income increased 72% to $14.5 million for the year ended December 31, 1997 as compared to $8.4 million in 1996 as a result of factors described above.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Consolidated revenues of $76.1 million in 1996 were more than double the $37.5 million reported in the prior year due primarily to the addition of new DP vessels and to higher commodities prices and increased production from natural gas and oil properties. A full year of operations from the WITCH QUEEN (placed in service in November 1995) and the additions of the BALMORAL SEA and the UNCLE JOHN (placed in service in April and October 1996) increased revenues from the DP vessels to 33% of consolidated 1996 revenues compared to 10% in 1995. The establishment of a new management team resulted in improved performance in the operation of the salvage assets, which included the removal of four large structures by subcontracting heavy lift barges. Natural gas and oil production from 14 offshore blocks owned at year-end 1996 was $12.3 million compared to $4.8 million in 1995. This increase of $7.5 million, or 156%, was a result of natural gas prices increasing by approximately 58% and the production from the five properties acquired in 1996, as well as the full year contributions of the Company's other properties.

     GROSS PROFIT. Gross profit increased by $13.2 million in 1996, from $8.8 million in 1995 to $22.1 million in 1996. Improved rates and performance on turnkey contracts resulted in Subsea and Salvage margins increasing from 22% in 1995 to 27% in 1996. This increase reflects in part the benefit of operating five specialized vessels capable of supporting saturation diving. Gross profit from salvage assets was $2.2 million in 1996, or 13% of that generated by Subsea and Salvage operations, in contrast to "break-even" results for the prior year. Natural gas and oil production gross profit was $5.0 million in 1996 compared to $1.7 million in the prior year, with the $3.3 million increase resulting from higher natural gas prices and greater production levels.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses were 11% of 1996 revenues, an improvement from 13% in 1995. Such expenses in 1996 were $8.3 million as compared to $4.9 million in 1995. Payments of $2.3 million made under 1996 incentive plans represented an increase of $2.0 million over 1995. The balance of the increase reflected higher sales and administrative costs necessary to support the 103% increase in 1996 revenues.

     NET INTEREST. Net interest expense increased by $610,000 (from $135,000 in 1995 to $745,000 in 1996) due to the borrowings incurred in conjunction with the acquisition of the BALMORAL SEA and the UNCLE JOHN. Borrowings under the Revolving Credit Agreement averaged $13.0 million in 1996 compared to $6.0 million in 1995.

     INCOME TAXES. Income taxes of $4.6 million compares to $1.0 million in 1995 as a result of significant increases in 1996 margins and profitability. The effective tax rate increased significantly, from 28% to 35%, because the Company no longer qualified for the "Small Producer" tax benefit of percentage depletion. Higher depreciation related to the new DP vessels resulted in a reduction in the amount of cash taxes paid. In 1996, cash payments for income taxes were $2.2 million, or 48% of the total $4.6 million tax provision.

     NET INCOME. In 1996, net income of $8.4 million increased $5.8 million, or 215%, from 1995 as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically funded its operating activities principally from internally generated cash flow, even in an industry-depressed year such as 1992. The 1995 equity infusion from the First Reserve Funds, together with internally generated cash flow, enabled the Company to formulate and implement its Deepwater expansion strategy.

     The Company completed an initial public offering of common stock on July 7, 1997, with the sale of 2,875,000 shares generating net proceeds to the Company of approximately $39.5 million, net of underwriting discounts and issuance costs. The proceeds were used to fund capital expenditures during 1997, and to repay all outstanding long-term indebtedness. As of March 31, 1998, the Company had $24.3 million of working capital, no debt outstanding and maintained $11.2 million of cash on hand after funding the acquisition of two vessels in late 1997 (the SEA SORCERESS and the MERLIN), ERT's purchase of offshore properties and the equity investment in Aquatica, Inc. Additionally, the Company has approximately $37.0 million available under a Revolving Credit Agreement with Fleet Capital Corporation, as amended, which terminates on December 31, 2000 (the "Revolving Credit Agreement"). The Company has had, and anticipates having additional discussions with third parties regarding possible asset acquisitions (including natural gas and oil properties and vessels). However, the Company can give no assurance that any such transaction can be completed.

     OPERATING ACTIVITIES. Net cash provided by operating activities was virtually unchanged at $10.0 million in the three months ended March 31, 1998, as compared to the first quarter of 1997. Increased profitability during the first quarter of 1998 offset significant accounts receivable collections during the first quarter of 1997. Accounts payable increased $5.4 million at March 31, 1998 as compared to December 31, 1997 due mainly to significant accruals during March 1998 for various capital projects (including an upgrade of the SEA SORCERESS in preparation for the Terra Nova project and costs associated with placing the MERLIN in service).

     Net cash provided by operating activities was $22.3 million in 1997, as compared to $7.6 million provided in 1996. This increase was primarily the result of increased profitability and a decline in the level of funding required to fund accounts receivable increases ($5.8 million required in 1997 compared to $15.3 million in 1996). In addition, depreciation and amortization increased as a result of vessel and natural gas and oil properties acquisitions. The Company experienced improved collections of its billed accounts receivable during 1997 as compared to the prior year. Total accounts receivable increased $5.8 million at December 31, 1997, as compared to December 31, 1996, due to the 44% growth in revenues. The revenue allowance on gross amounts billed increased $800,000 as of December 31, 1997 compared to $1,021,000 at December 31, 1996 due to the aforementioned increase in activity and certain billing issues that were subsequently negotiated within the allowances provided. Resolution of these billing issues accounted for the decline in the revenue allowance on gross amounts billed to $1,220,000 as of March 31, 1998.

     Net cash provided by operating activities was $7.6 million in 1996 as compared to $12.0 million in 1995, with the decrease principally a result of $15.3 million necessary to fund an increase in accounts receivable. Accounts receivable increased 140% over the prior year, a level greater than the 103% increase in revenues due to the significant increase in revenues from offshore activity at the end of the Company's fiscal year 1996 which led to a much higher accounts receivable balance at December 31, 1996. This increase in activity and revenues also resulted in a significant increase in the revenue allowance on gross amounts billed for the reasons described above. Depreciation and amortization also increased by $2.5 million as a result of the new vessel additions. However, as noted previously, overall Subsea and Salvage margins increased from 22% in 1995 to 27% in 1996 notwithstanding higher depreciation charges. The additional depreciation increased the provision for deferred income taxes which was $2.1 million in 1996, compared to $600,000 in the prior year.

     INVESTING ACTIVITIES. Capital expenditures have consisted principally of strategic asset acquisitions including the WITCH QUEEN, the BALMORAL SEA, the UNCLE JOHN, the SEA SORCERESS and the MERLIN, improvements to existing vessels and the acquisition of offshore natural gas and oil properties. The Company incurred $6.8 million of capital expenditures during the first quarter of 1998 compared to $3.0 million during the comparable prior year period. In January 1998, ERT acquired interests in six blocks involving two separate fields from Sonat Exploration Company for $1.0 million and assumption of Sonat's pro rata share of the related decommissioning liability. The remaining balance relates to costs associated with placing the MERLIN in service and additions to the SEA SORCERESS in preparation for the Terra Nova project. The Company incurred capital expenditures of $2.1 million in the first quarter of 1997 related to the installation of a derrick on the UNCLE JOHN. In February 1998, the Company purchased a significant equity investment in Aquatica for $5.0 million, in addition to a commitment to lend additional funds of $5.0 million to allow Aquatica to purchase vessels and fund other growth opportunities.

     The Company incurred $28.9 million of capital expenditures during 1997. During the third quarter, the Company acquired a 374 foot by 104 foot ice-strengthened vessel (the SEA SORCERESS). During the fourth quarter, the Company acquired a 198 foot by 40 foot DP vessel (the MERLIN) designed for long term ROV, survey and coring support. The remaining capital expenditures included the acquisition of two work class ROVs from Coflexip, the costs associated with installation of a derrick on the UNCLE JOHN and the cash portion of the fourth quarter natural gas and oil properties acquisition discussed below.

     During the second quarter of 1997, the Company sold two offshore natural gas and oil properties for approximately $1.0 million. While divesting properties runs counter to the corporate goal of growing ERT, the transaction enabled CDI to lock in acquisition economics and to dispose of a major exploratory block where ERT was not the operator. This transaction was structured as a Section 1031 "Like Kind" exchange for tax purposes. Accordingly, the cash received was restricted to use for acquisition of additional natural gas and oil properties. This restriction was removed in the fourth quarter with the acquisition of property interests in two offshore blocks.

     From 1993 through January 1998, the Company has invested $19.0 million, including $8.0 million in cash, to acquire 18 offshore natural gas and oil properties in nine separate transactions. ERT offshore property acquisitions are recorded at the value exchanged at closing together with an estimate of its proportionate share of the decommissioning liability assumed in the purchase based upon its working interest ownership percentage. Only the cash paid at closing is reflected in the Company's statement of cash flows together with bond and escrow deposits required in connection with these purchases. The MMS requires an operator bond, and certain of the purchase and sale agreements have required the Company to fund portions of the estimated decommissioning liability. Accordingly, the Company's balance sheet as of December 31, 1997 included $5.7 million of cash deposits restricted for abandonment obligations which aggregated $6.5 million on that date. In addition, the Company had also issued letters of credit totaling $2.9 million at December 31, 1997 in lieu of cash deposits in connection with property acquisitions.

     FINANCING ACTIVITIES. The Company has financed seasonal operating requirements and capital expenditures with internally generated funds, borrowings under credit facilities and the sale of Common Stock. The Revolving Credit Agreement currently provides for a $40.0 million revolving line of credit, of which $37.0 million is currently available. The Revolving Credit Agreement is secured by trade receivables and mortgages on the Company's vessels. The Revolving Credit Agreement prohibits the payment of dividends on the Company's capital stock and contains only one financial covenant (a fixed charge coverage ratio) and a limitation that debt not exceed $60.0 million. Interest on borrowings under the Revolving Credit Agreement is equal to LIBOR plus a percentage (currently 1.25%) pursuant to a formula based upon EBDIT (as defined therein). No borrowings were outstanding at December 31, 1997. Letters of credit are also available under the Revolving Credit Agreement which the Company typically uses if performance bonds are required or, in certain cases, in lieu of purchasing U.S. Treasury Bonds in conjunction with gas and oil property acquisitions.

     The Company was debt free throughout the first quarter of 1998. Excess cash funds, which averaged $13.3 million, were invested in U.S. Government securities which yielded approximately 5.5%. During the first two quarters of 1997, the Company repaid $5.0 million, net of its borrowings under the Revolving Credit Agreement and in the third quarter repaid the remaining $20.0 million outstanding with proceeds from its initial public offering. Also, during the second quarter the Company completed a transaction with Coflexip whereby Coflexip agreed to accept treasury shares as payment for two ROVs ordered in February.

     CAPITAL COMMITMENTS. In connection with its business strategy, management expects the Company to acquire or build additional vessels, upgrade or convert existing vessels, acquire other assets such as ROVs, as well as seek to buy additional natural gas and oil properties. Depending upon the size of any future acquisitions, the Company may require additional debt financing, possibly in excess of the Revolving Credit Agreement, as amended, or additional equity financing. Other than potential asset acquisitions, management believes the net cash generated from operations and available borrowing capacity under the Revolving Credit Agreement will be adequate to meet funding requirements for 1998.

CHANGE IN ACCOUNTING POLICY

     Effective January 1, 1998, the Company changed its method of accounting for regulatory (U.S. Coast Guard, American Bureau of Shipping and Det Norske Veritas) related drydock inspection and certification expenditures. This change was made due to the significant changes in the composition of the Company's fleet which has been expanded to include more sophisticated DP vessels that are capable of working in the Deepwater, a key to Cal Dive's operating strategy. The change also coincides with the first time these vessels were due for drydock inspection and certification since being acquired by CDI. The Company previously expensed inspection and certification costs as incurred; however, effective January 1, 1998, such expenditures will be capitalized and amortized over the 30-month period between regulatory mandated drydock inspections and certification. This predominant industry practice provides better matching of expenses with the period benefited (i.e., certification to operate the vessel for a 30-month period between required drydock inspections and to meet bonding and insurance coverage requirements). This change had an $800,000 positive impact on net income, or $.05 per share, in the Company's first quarter 1998 consolidated financial statements. The cumulative effect of this change in accounting principle is immaterial to the Company's consolidated financial statements taken as a whole.

IMPACT OF YEAR 2000 ISSUE

     The Company has assessed what computer software will require modification or replacement so that its computer systems will properly utilize dates beyond December 31, 1999. The Company has purchased, and is presently implementing, a new project management accounting system which is Year 2000 compliant. This system, which fully integrates all of its modules, will provide project managers and accounting personnel with up-to-date information enabling them to better control jobs in addition to providing benefits of inventory control and planned vessel maintenance. This implementation will be completed during 1998. Accordingly, the Company believes that with this conversion, the Year 2000 issue will be resolved in a timely manner and presently does not believe that the cost to become Year 2000 compliant will have a material adverse effect on the Company's consolidated financial statements. Finally, CDI's vessel computer DP systems are dependent on government satellites and the government has not yet confirmed that they have solved Year 2000 data problems.

                                    BUSINESS

GENERAL

     CDI is a leading subsea contractor providing construction, maintenance and decommissioning services to the oil and gas industry from the shallowest to the deepest waters in the Gulf of Mexico. Over three decades, CDI has developed a reputation for innovation in underwater construction techniques and equipment. With its diversified fleet of 12 vessels, CDI performs services in support of drilling, well completion and construction projects involving pipelines, production platforms and risers and subsea production systems. Through ERT, the Company acquires and operates mature offshore natural gas and oil properties to provide customers a cost-effective alternative to the decommissioning process. The Company's customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms. See Note 10 of the Notes to Consolidated Financial Statements for financial information with respect to the Company's business segments.

     In water depths up to 1,000 feet, CDI performs traditional subsea services which include air and SAT diving in support of marine construction activities. CDI is uniquely qualified to provide these services in the Gulf "spot market" where projects are generally turnkey in nature, short in duration (two to 30 days) and require constant rescheduling and availability of multiple vessels. Each of the Company's 12 vessels perform these traditional services, six of which support SAT diving and four of these have DP systems. CDI has the largest fleet of SAT and DP vessels permanently deployed in the Gulf. In addition, the Company's highly qualified personnel have the technical and operational experience to manage turnkey projects to satsify customers' requirements and achieve CDI's targeted profitability. Leases awarded in the Gulf's shallower waters between 1993 and 1996 more than doubled pushing offshore rig utilization in the Gulf over 90%. Management believes demand for CDI's traditional services will continue to increase because the need for marine construction services typically follows drilling activity by six to 18 months.

     As the activity in the Deepwater Gulf of Mexico continues to increase, technological challenges inherent to this environment are requiring subsea contractors to develop new technology. Through its Deepwater Technical Services Group, CDI provides integrated solutions to satisfy its customers' Deepwater construction and maintenance needs. With a fleet of six Deepwater-capable vessels, CDI has the most technically diverse fleet permanently deployed in the Gulf for the delivery of these subsea solutions. This fleet includes the DP multi-service vessel UNCLE JOHN, three DP vessels, the WITCH QUEEN, the BALMORAL SEA and the MERLIN, and the Deepwater service barge, the SEA SORCERESS. Coflexip has recently chartered the sixth Deepwater vessel, the CSO CONSTRUCTOR, to Quantum, the Company's joint venture with Coflexip. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs. The alliance with Coflexip and other alliances with offshore service and equipment providers enhance CDI's ability to provide both full field development and life of field services. In 1997, the Deepwater Gulf experienced record lease sales, increased drilling activity, new discoveries, increased subsea development and advances in drilling and completion technology. The Company believes that the Deepwater Gulf of Mexico will continue to be among the most active exploration and development areas in the world.

     The Company is a leader in the decommissioning of mature oil and gas properties in the shallow water Gulf of Mexico. According to Offshore Magazine, CDI performed 32% of all structure removal projects in the Gulf of Mexico from January 1, 1996 through June 30, 1997, with the next closest competitor at 13%. Through its subsidiary ERT, the Company acquires, produces and develops mature properties prior to their decommissioning and as such is one of few companies with the combined attributes of financial strength, reservoir engineering, operations expertise and company-owned salvage assets that is acquiring mature properties in the Gulf of Mexico.

COMPANY STRENGTHS

  DIVERSIFIED FLEET OF VESSELS

     CDI's fleet provides a full complement of subsea construction, maintenance, and decommissioning project capabilities. CDI distinguishes itself by having the largest fleet of vessels with fully redundant DP systems permanently deployed in the Gulf. The Company's fleet consists of one semisubmersible DP MSV (the UNCLE JOHN), four DP DSV's (the WITCH QUEEN, the BALMORAL SEA, the MERLIN and the chartered CSO CONSTRUCTOR), one Deepwater service barge (the SEA SORCERESS), two 4-point moored saturation DSVs (the CAL DIVER I and the CAL DIVER II), three other DSVs, two work class ROVs and a salvage barge. The vessels serve as work platforms for activities performed by divers in water depths of less than 1,000 feet and by ROVs for projects at all depths. The services provided by the Company's vessels are both overlapping and complementary in a number of market segments, enabling the Company to deploy its vessels to areas of highest utility and margin potential in all water depths where development is currently contemplated. The Company intends to continue to expand the capabilities of its diversified fleet through the acquisition of additional vessels and assets.

  DEEPWATER TECHNICAL SERVICES

     CDI has established a unique niche by assembling the specialized assets, technical personnel and exclusive alliance agreements that provide a cost-effective solution to the rising demand for Deepwater services. CDI's mono-hulled DP vessels provide a flexible work platform to launch ROVs and support subsea construction in adverse weather conditions. Likewise, the Company's MSV UNCLE JOHN has demonstrated the ability to perform certain well completion tasks previously undertaken using more expensive drilling equipment. These vessels, in combination with the ROVs, allow CDI to control key assets involved in Deepwater subsea construction and field development. As a result, the Company is able to meet the fast-track requirements of Deepwater development projects. In April 1997, CDI and Coflexip established Quantum to undertake Deepwater construction projects and provide integrated services and advanced technology to its customers by drawing upon the capabilities and strengths of both companies. Coflexip chartered the DP vessel CSO CONSTRUCTOR to Quantum in 1998. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs.

__MAJOR PROVIDER OF SATURATION DIVING SERVICES

     Saturation diving is required for diving operations in water depths beyond 300 feet. Management believes that CDI is the largest provider of SAT diving services and operates the largest fleet of SAT diving vessels permanently deployed in the Gulf. All of CDI's SAT diving vessels have moonpool systems, which allow safe diver deployment in adverse weather conditions. Because Deepwater field developments must be tied into the existing Gulf infrastructure, management believes there will be increasing demand for the Company's SAT diving services.

  EXPERIENCED PERSONNEL AND TURNKEY CONTRACTING

     A shortage of experienced personnel has resulted in a trend in the oil and gas industry of transferring more responsibility to contractors and suppliers. Management believes that a key element of its growth strategy and success has been its pioneering role in providing turnkey contracting and its ability to attract and retain experienced industry personnel. The Company's highly qualified personnel enable it to compete effectively in the Gulf's unique "spot market" for offshore construction projects and to manage turnkey projects to satisfy customer needs and achieve CDI's targeted profitability. Because of its experience with turnkey contracting and the recognized skill of its personnel, the Company believes it is well positioned to capitalize on the trend in the natural gas and oil industry towards outsourcing additional responsibility to contractors.

  LEADER IN SHALLOW WATER SALVAGE OPERATIONS

     The Company has established a leading position in the decommissioning of facilities in the shallow water Gulf of Mexico. According to Offshore Magazine, CDI performed 32% of all structure removal projects in the Gulf from January 1, 1996 through June 30, 1997. The Company expects the demand for decommissioning services to increase due to the significant number of platforms that must be removed in accordance with government regulations. Over 75% of the 3,800 platforms in the Gulf of Mexico are over ten years old and there are approximately 15,000 wells that must ultimately be decommissioned. Since 1989, Cal Dive has undertaken a wide variety of decommissioning assignments, most on a turnkey basis. When the structure to be removed exceeds the capacity of CDI's equipment, the Company has successfully project managed the decommissioning of large fields by subcontracting the heavy lift to third party vendors.

  OPERATION OF MATURE NATURAL GAS AND OIL PROPERTIES

     CDI formed ERT in 1992 to exploit a market opportunity to provide a more efficient solution to the abandonment of offshore properties, to expand Cal Dive's off season salvage and decommissioning activity and to support full field development projects. CDI has assembled a team of personnel experienced in geology, reservoir and production engineering, facilities management and lease operations which allows ERT to maximize production at the properties until they are decommissioned. The Company has acquired interests in 21 mature producing leases in the last five years, one of which has been decommissioned and two of which were sold in May 1997. Mature properties are generally those properties where decommissioning costs are significant relative to the value of remaining natural gas and oil reserves. CDI seeks to acquire properties that it can operate to enhance remaining production, control operating expenses and manage the cost and timing of the decommissioning. Management believes that CDI is one of the few companies which combines financial strength, reservoir engineering, operations expertise and the availability of company-owned salvage assets that is acquiring mature properties in the Gulf of Mexico. These attributes result in significant strategic and cost advantages. Since acquiring its initial property in late 1992, the Company has increased estimated proved reserves to approximately 23.4 Bcfe of natural gas and oil at December 31, 1997. In January 1998, ERT purchased two properties which represent a 29% increase in the estimated proved reserves at December 31, 1997.

GROWTH STRATEGY

    CAPTURE A SIGNIFICANT SHARE OF THE DEEPWATER MARKET

     As activity in the Deepwater Gulf of Mexico continues to increase, there exists a growing need for new applications of subsea services and technology and for subsea contractors to develop and deploy such technology. Customers purchasing these services typically prefer a specialized vessel with redundant DP systems as a work platform. CDI has the largest fleet of such vessels operating in the Gulf. The Company believes that well completion, subsea installation and infield connection projects have become more critical in an era of limited availability of Deepwater drilling equipment. Through its Deepwater Technical Services Group, the Company provides integrated solutions to satisfy its customers' Deepwater subsea construction and maintenance needs. The Company's MSV UNCLE JOHN has the capacity to undertake certain well completion activities at a lower day rate than a semisubmersible drilling rig, thereby reducing cost to the operator and releasing the drilling rig for other projects. CDI has negotiated formal alliance agreements with a number of specialized contractors, as well as establishing Quantum with Coflexip, to provide the full range of services necessary for Deepwater subsea construction projects. These strategic alliances include Quantum and exclusive agreements with Schlumberger, Ltd., Shell Offshore, Inc., Reading & Bates Development Co., Fugro-McClelland Marine GeoSciences, Inc., Sonat, Inc. and Quality Tubing, Inc. CDI is also a preferred installation contractor to Total Offshore Productions Systems ("TOPS"), a company formed by Reading & Bates Development Co. and Intec Engineering, Inc. to conduct Deepwater full field development projects. The objective of this strategy is to increase the proportion of the Deepwater field development expenditures captured by Cal Dive while reducing the project duration and overall cost to the operator.

     To gain a greater share of the Deepwater market, the Company is designing the first sixth-generation multi-service vessel, the MSV 3500. The vessel would be a new generation of the MSV UNCLE JOHN'S semisubmersible design and unique due to the absence of lower hull cross bracing. Planned variable deck load of approximately 4,000 metric tons and a large deck area would make the vessel particularly well suited for large offshore construction projects in the Deepwater. High transit speed would allow it to move rapidly from one location to another. CDI is currently attempting to secure long-term utilization contracts and industry partners for the vessel. There can be no assurance that the MSV 3500 will be built or that such contracts or industry partners will be obtained.

  CAPITALIZE ON SYNERGIES WITH COFLEXIP

     CDI entered into a strategic alliance with Coflexip to strengthen its position in the Deepwater Gulf and to respond to the trend toward full field development services. Management believes that Coflexip and CDI together offer complementary products and services which significantly expand CDI's ability to provide full field development and life of field services. A product of this alliance is Quantum which was formed in April 1997.

Coflexip is a world leader in the design and manufacture of flexible pipe and umbilicals and is one of the leading subsea construction contractors. Coflexip operates 10 of the 31 globally competitive Deepwater construction vessels, which is the largest concentration of deepwater vessels in the world. Headquartered in Paris, France, Coflexip employs approximately 3,500 people on five continents. In 1997, Coflexip had sales of $1.2 billion and total assets of $1.25 billion at year-end.

  FOCUS ON THE GULF OF MEXICO

     CDI intends to maintain its focus on the Gulf of Mexico where the Company is well positioned to respond to rising market demand for services in all water depths. Natural gas and oil exploration, development and production activity levels in the Gulf of Mexico have increased significantly as a result of several factors, including: (i) improvements in exploration technologies such as computer aided exploration and 3D seismic, which have enhanced reservoir mapping, increased drilling success rates and led to entirely new prospects such as the "Subsalt" play; (ii) improvements in subsea completion and production technologies, which have resulted in increased Deepwater drilling and development; (iii) expansion of the region's production infrastructure, which has improved the economics of developing both Deepwater and smaller natural gas and oil fields; and (iv) the short reserve life characteristic of Gulf of Mexico natural gas production, which requires continuous drilling to replace reserves and maintain production. In recent years there have been significant new field discoveries in the Deepwater Gulf of Mexico, including 11 in 1997. These Deepwater discoveries have led to new market opportunities as well as increased demand for the Company's services as reflected in both continued higher vessel utilization rates and increased operating margins. The 1997 and 1998 Gulf of Mexico lease sales by the MMS attracted record bidding levels both in terms of the number of leases receiving bids and the amount of capital exposed, including a record level of interest in Deepwater blocks. Even though 20% less acreage was being offered in the 1998 Central Gulf lease sale, the total capital exposed was $1.4 billion in 1998 versus $1.2 billion for the prior year. The anticipated increase in drilling activity following these record lease sales should result in increased demand for CDI's services.

  RESPOND TO SHALLOWER WATER FAST-TRACK FIELD DEVELOPMENT

     Management believes that the large amount of leased acreage in the shallower waters of the Gulf and the shortages of drilling rigs and completion equipment will create a demand for fast-track drilling and development solutions. CDI's recent acquisitions of assets, its skilled personnel and its technical expertise put the Company in a strong competitive position to be able to respond to the vessel and other equipment needs for developing new oil or natural gas fields. CDI's strategic alliances also provide many of the non-vessel assets required in offshore drilling and production. CDI intends to apply these assets, technologies and capabilities in a cost-effective manner to shallower water projects to satisfy the fast-track drilling and development needs of a broader base of customers.

  EXPAND DECOMMISSIONING AND NATURAL GAS AND OIL OPERATIONS

     Management believes CDI's reputation in the industry and its experience in decommissioning projects make it a preferred buyer of mature natural gas and oil properties. Specifically, customers can sell an offshore property at a reasonable price with the assurance that the offshore property will be decommissioned in accordance with regulatory requirements. In the last three years, ERT has purchased properties from Unocal, Texaco, Conoco, Sonat and Total. CDI is pursuing a number of opportunities to expand the number of mature offshore properties for which the Company will bid. In addition, CDI will continue, on a selective basis, to acquire non-operated working interests in fields where there is the potential that CDI will be awarded the decommissioning work.

THE INDUSTRY

  INDUSTRY OVERVIEW

     In the Gulf of Mexico, demand for offshore exploration, development and production services has increased considerably due to, among other factors, (i) increased exploration and development expenditures by major and independent oil companies, (ii) the potential for relatively large oil and gas discoveries in offshore areas, particularly in previously unexplored Deepwater areas, (iii) technological advances in exploration, development and production techniques, including seismic data collection and interpretation (particularly with respect to 3-D seismic data), drilling techniques, subsea completion and production equipment, and mobile production units, (iv) increasing demand for natural gas and oil, (v) stable North American natural gas prices and (vi) royalty relief granted by the U.S. government for oil and gas produced from wells drilled in newly acquired Deepwater blocks in the Gulf of Mexico. These factors have increased exploration for and development of new reserves in Deepwater areas that were previously considered commercially marginal.

     This increased interest in offshore exploration, development and production has also been evidenced by the significant increase in Gulf of Mexico lease sales by the MMS and the record breaking results of these sales. Importantly, the results of these lease sales demonstrate the increasing interest in the Deepwater. The following table sets forth for the periods presented results from recent MMS lease sales in the Gulf.

                                                          MMS LEASE SALES
                                       -----------------------------------------------------
                                        WESTERN GULF SALES         CENTRAL GULF SALES
                                       --------------------  -------------------------------
                                         1996       1997       1996       1997       1998
                                       ---------  ---------  ---------  ---------  ---------
     Blocks receiving bids...........        617        804        924      1,032        794
     Deepwater bids..................        321        603        401        535        539
     Total capital exposed ($MM).....  $     504  $     939  $     716  $   1,242  $   1,350
     Average dollars bid per block
     ($000)..........................        577        766        563        799      1,020

Additionally, a study by the MMS forecasts that production from the Gulf will shift toward the Deepwater areas. In 1995, 7% of total Gulf of Mexico production came from Deepwater areas compared to 43% estimated by the year 2000.

     This activity has resulted in increased demand for drilling and production equipment and services, as evidenced by the increase in the average Gulf of Mexico contracted utilization rate for all marketed offshore drilling rigs from 73% in 1992 to 99% in 1997 and 98% in the first quarter of 1998. Recently, most offshore drilling contractors have announced plans to upgrade existing rigs to drill in deeper water and harsher environments or to build new Deepwater capable rigs. Based on reports from Offshore Data Services related to new drilling rig construction, it is anticipated that the number of rigs worldwide capable of drilling in greater than 1,000 feet of water will increase from 156 at December 31, 1997 to 203 by the year 2000. In addition, subsea installations (number of production trees) in the Gulf of Mexico will increase 60% to 40 planned or under construction in 1998 from 25 in 1997. See "Risk Factors."

  SUBSEA SERVICES

     The subsea services industry in the Gulf of Mexico originated in the early 1960s to assist natural gas and oil companies with their offshore operations. The industry has grown significantly since the early 1970s as these companies have increasingly relied upon offshore fields for production. Subsea services are required throughout the economic life of an offshore field and include at various phases the following services, among others:

      o EXPLORATION. Pre-installation survey; rig positioning and installation assistance; drilling inspection; subsea equipment maintenance; search and recovery operations.

      o DEVELOPMENT. Installation of production platforms; installation of subsea production systems; pipelay support including connecting pipelines to risers and subsea assemblies; pipeline stabilization, testing and inspection; cable and umbilical lay and connection.

      o PRODUCTION. Inspection, maintenance and repair of production structures, risers and pipelines and subsea equipment.

      o DECOMMISSIONING. Decommissioning and remediation services; plugging and abandonment services; platform salvage and removal; pipeline abandonment; site inspections.

     The industry has grown principally due to the economic benefits of new and advanced technologies and custom designed equipment and recently has focused more on Deepwater projects and the integrated "full field development" service concept described below.

  FULL FIELD DEVELOPMENT

     CDI and its alliance partners can offer oil and gas companies a range of services from subcontracting to complete field development solutions. CDI and its partners are able to provide a complete range of subsea systems and services, from procurement and installation of flowlines, wellheads, control systems, umbilicals and manifolds to installation and commissioning of the complete production system. Many oil and gas companies prefer to contract with a consortium capable of undertaking major portions or all of an entire field development project. Full field development services can relieve a customer of substantially all of the burdens of management of field development and thereby avoid many of the risks inherent in traditional contracting strategies. Field development partnerships can also allow oil and gas companies to increase outsourcing of development work. CDI's strategic alliances provide it with the necessary capabilities to pursue full field development contracts.

  OPERATIONS AND EQUIPMENT

     SUBSEA CONSTRUCTION VESSELS. Subsea services are typically performed with the use of specialized subsea construction vessels which provide an above water platform that functions as an operational base for divers in water depths up to 1,000 feet and ROVs at all water depths. Distinguishing characteristics of subsea construction vessels include DP systems, SAT diving capabilities, deck space, deck load, craneage and moonpool launching. Deck space, deck load and craneage are important features of the vessel's ability to transport and fabricate hardware, supplies and equipment necessary to complete subsea projects. Vessels with greater deck space and load capacities have the flexibility to service more complex projects in deeper water. A moonpool is a structure built into the center of the vessel, which enables safe and efficient launching of ROVs and SAT diving systems in harsh weather conditions. These characteristics will generally dictate the types of jobs undertaken and the conditions and water depths in which the vessel is capable of working.

     DYNAMIC POSITIONING. DP systems allow a vessel to maintain position without the use of anchors, and therefore enhance productivity in adverse weather conditions and are preferred for Deepwater applications. Computer controlled thrusters mounted on the vessel's hull ensure the proper counteraction to wind, current and wave forces to maintain position. Since no anchors are required, risks associated with objects snagging on pipelines or other underwater structures are minimized. The capabilities provided by the Company's DP vessels have allowed CDI to penetrate new markets and provide additional services to the Deepwater market such as flexible pipelay, well servicing, coring and general field support.

     REMOTELY OPERATED VEHICLES. ROVs are robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and to operate at depths where the use of divers is uncompetitive or impossible. The ROVs acquired from Coflexip have been permanently installed on the UNCLE JOHN and on the MERLIN. CDI believes that purchasing ROVs will enable it to better control the quality and cost of its services, replacing the need to rely upon third party equipment and personnel for critical path operations.

     SATURATION DIVING. SAT diving, required at water depths greater than 300 feet, involves divers working from special chambers for extended periods at a pressure equivalent to the depth of the work site. The divers are transferred from the surface to the work site by a diving bell. After completion of the work, the bell is lifted back to the DSV and the divers return to the chamber to be replaced by a new group of divers who are lowered to the job site to continue the work. SAT diving systems allow for continuous operations to be conducted 24 hours a day. The primary advantage of SAT diving is that divers can remain under pressure and make repeated dives for extended periods before beginning decompression. Overall productivity and safety is therefore enhanced due to fewer decompressions, diver continuity and a lower likelihood of delays caused by adverse weather conditions.

     SURFACE DIVING. Surface diving is the primary diving technique performed in water depths less than 300 feet. Divers are linked to the surface by a diving umbilical containing air lines and communications equipment. The diver enters the water directly and descends to the work site, accomplishes the prescribed tasks and begins to decompress in the water during a gradual ascent to the surface. The length of time a diver is able to remain at the work site depends upon, and is limited by, the water depth.

TRADITIONAL SUBSEA SERVICES

     Subsea services that CDI has performed in shallower waters of the Gulf for more than two decades include air and saturation diving in support of pipelay and related marine construction activities. In 1997, demand was unusually strong for 4-point and surface air diving work in the shallow water from the shore to water depths of 300 feet.

     In February 1998, CDI purchased a significant minority stake in Aquatica, a new shallow water diving company formed by Sonny Freeman, the former Chief Operating Officer of Ceanic Corporation (formerly American Oilfield Divers). The Company has committed to lend $5.0 million of additional funds to allow Aquatica to purchase vessels and fund other growth opportunities. Management believes the CDI investment in Aquatica should permit the Company to benefit from a market segment that is experiencing strong demand while allowing Cal Dive to continue to focus on its Deepwater strategy. Dependent upon various preconditions, the shareholders of Aquatica have the right to convert their shares into Cal Dive shares at a prescribed ratio which, among other things, must be accretive to Cal Dive's earnings per share.

     CDI offers the largest fleet of DP vessels with SAT diving capabilities permanently deployed in the Gulf. Cal Dive's diversified fleet provides a full complement of traditional subsea construction, maintenance and salvage project capabilities and includes one DP MSV, four DP DSVs, two 4-point moored saturation DSVs, three other DSVs, two work class ROVs, a Deepwater service barge and a salvage barge. The Company has also contracted to build a replacement for its smallest 4-point DSV, the CAL DIVER IV. The services provided by these vessels both overlap and are complementary in a number of market segments, enabling the Company to deploy its vessels to areas of highest utility and margin potential.

DEEPWATER SERVICES

     In 1994, CDI began to assemble a fleet of DP vessels which are required to deliver subsea services in the Deepwater. The Company's diversified fleet serving the Deepwater includes a semisubmersible MSV, four mono-hull DP vessels and one Deepwater service barge. Four of these DP vessels have fully redundant DP systems which are preferred by customers for Deepwater projects, especially during adverse weather conditions. This Deepwater fleet includes the recent additions of the SEA SORCERESS and the MERLIN. The CSO CONSTRUCTOR has recently been chartered by Coflexip to Quantum. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs.

     CDI formed its Deepwater Technical Services Group in early 1996 to serve the emerging Deepwater market. This group is the focal point for assembling and delivering the varied technological disciplines required for Deepwater drilling projects. The limited availability of Deepwater drilling rigs has increased demand for well completions, subsea installations and infield connection services. CDI's DP vessels are a key asset to the application of Deepwater technologies. Services provided by Cal Dive's Deepwater Technical Services Group include geotechnical investigation, turnkey field development, installation of umbilicals, controls and flexible pipe, well servicing, decommissioning, subsea wellhead installations and pipeline repair systems and riser installation. In 1997, the Company completed or was awarded 13 Deepwater projects requiring DP vessels which management believes represent most of those projects in the Gulf during 1997. These projects allowed CDI to perform work numerous times at what management believes to be record depths. The Company's alliances detailed below are also managed through this group.

     As part of its strategy in the Deepwater Gulf of Mexico, CDI entered into a number of strategic alliances, including establishment of Quantum with Coflexip in April 1997. Quantum, which is owned 51% by CDI and 49% by Coflexip, was formed to pursue full field development projects in the Gulf and the Caribbean that exceed $25.0 million in value and meet certain other criteria. Coflexip has chartered the DP vessel CSO CONSTRUCTOR to Quantum. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs. Cal Dive will consolidate the financial results of the joint venture into its financial statements.

     CDI's other alliances, intended to enhance its ability to offer a complete range of subsea full field development services, are described in the following table:

            ALLIANCE                          DESCRIPTION                  1997/1998 CONTRIBUTIONS
----------------------------------------------------------------------  ------------------------------
Schlumberger, Ltd................ Alliance Agreement whereby CDI        Downhole equipment played
                                 provides DP vessels and related        major roles in several complex
                                 operating services for well servicing  well intervention jobs and testing
Fugro-McClelland Marine.......... Performance Contract whereby CDI      Coring work identified the
                                 provides
  Geoscience, Inc.               vessels and related operating          underwater aquifers causing
                                 services for geoscience services and   Deepwater sand flow
                                 coring work
Quality Tubing, Inc.............. Preferred Provider Agreement whereby  Laid a significant amount of
                                 CDI provides vessels and related       coiled line pipe, a new CDI
                                 operating services for the             service offering
                                 installation of coiled line pipe
Shell Offshore, Inc.............. Performance Contract whereby CDI      Contracted to provide well
                                 provides vessels and related           intervention services over a
                                 operating services for subsea well     two-year period
                                 intervention and the development of
                                 J-lay procedures
Sonat, Inc....................... Preferred Provider Agreement whereby  Provided diving services on
                                 CDI provides marine contracting        several pipeline contracts
                                 services in a life of field services
                                 setting
TOPS............................. Preferred Provider Agreement whereby  Marine construction services
                                 CDI provides marine contracting        contracts in process
                                 services in a full field development
                                 setting to TOPS in the Deepwater Gulf
                                 of Mexico
Reading & Bates
  Development Co................. Alliance Agreement to cooperate on    Preliminary study indicated
                                 the design and testing of the          feasibility of the MSV 3500
                                 feasibility of a new build MSV


DECOMMISSIONING AND NATURAL GAS AND OIL OPERATIONS

     Since 1989, CDI has established a leading position in the decommissioning of facilities in the shallow water Gulf of Mexico. Over 75% of the 3,800 platforms in the Gulf of Mexico are over ten years old and there are approximately 15,000 wells that must ultimately be decommissioned in accordance with government regulations related to the decommissioning of offshore production facilities. Since 1989, Cal Dive has undertaken a wide variety of decommissioning assignments, most on a turnkey basis. When the structure to be removed exceeds the capacity of CDI's salvage equipment, the Company subcontracts the heavy lift to third party vendors.

     CDI's wholly owned subsidiary ERT was formed in 1992 in response to a market opportunity to provide a more efficient solution to offshore decommissioning liability and CDI's desire to expand its off-season salvage and decommissioning activity. Within ERT, the Company has assembled experienced personnel with proven track records in geology, reservoir and production engineering as well as offshore facilities management. CDI generates numerous opportunities to acquire mature properties through its established contacts in the industry. The Company's property analysis utilizes both the expertise of its executives and CDI's years of experience in performing turnkey contracts for decommissioning work.

     To maximize the economic value of its properties, CDI also uses its operating expertise to reduce operating costs, maximize production from the properties and minimize the costs of decommissioning. Based on the Miller & Lents report, the remaining average useful life of the current properties is approximately 7.4 years based on 1997 production. Unless exempt under MMS regulations, property owners are required to bond and/or fund the MMS' estimate of the decommissioning liability. As of December 31, 1997, the recorded decommissioning liability was approximately $6.5 million. Estimates of decommissioning costs and their timing may change due to many factors including inflation rates, market factors and changes in environmental laws and regulations.

     The table below sets forth information, as of December 31, 1997, with respect to the Company's estimated net proved reserves and the present value of estimated future net cash flows at such date, as estimated by Miller & Lents. Also see "Risk Factors -- Uncertainty of Estimates of Natural Gas and Oil Reserves."

                                        TOTAL PROVED(1)
                                        ----------------
                                          (DOLLARS IN
                                           THOUSANDS)
Estimated Proved Reserves:
     Natural Gas (MMcf)..............         22,245
     Oil and Condensate (MBbls)......            200
Standardized measure of discounted
  future net cash flows(2)...........       $ 19,760

------------

(1) East Cameron Blocks 231 and 353 purchased in January 1998 described below are not included in the above December 31, 1997 summary. In November 1997, ERT acquired interests in offshore properties ranging from 50-55% in Vermilion Blocks 147 and 328 from Spirit Energy 76, a business unit of Unocal Corporation. These blocks are located southeast of Louisiana and have three producing wells with five shut-in wells. The facilities consist of one four-pile, one eight-pile and a monopod platform structure. In January 1998, ERT acquired interests in six blocks involving two separate fields from Sonat Exploration Company (SONAT). The East Cameron 231 field (blocks 231 and 223) currently produces about 8 MMCFD and 100 BOPD from eight wells. Structures located in the EC 231 area include 46 wells, four platforms, and three caissons. The East Cameron 353 field currently produces about 10 MMCFD from three wells.

(2) The standardized measure of discounted future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

     As of December 31, 1997, the Company owned an interest in 49 gross (38.1 net) natural gas wells and one gross (0.5 net) oil well located in federal offshore waters in the Gulf of Mexico. With its 1998 acquisitions, ERT now owns interests in 18 offshore leases and has accumulated a significant backlog of decommissioning work in 14 ERT operated fields which include 23 platforms, nine caissons and 98 wells.

MARINE VESSELS AND EQUIPMENT

  GENERAL

     The Company owns or charters a fleet of 12 vessels and two ROVs. The size of the Company's fleet and its capabilities have increased in recent years with the addition of the WITCH QUEEN, the BALMORAL SEA, the UNCLE JOHN, the SEA SORCERESS, the MERLIN and the chartered CSO CONSTRUCTOR.

     Management believes that the Gulf of Mexico market increasingly will require specially designed or equipped vessels to deliver the necessary subsea construction services, especially in the Deepwater. Five of CDI's vessels have the permanent capability to provide SAT diving services. Five of CDI's vessels have DP capabilities specifically designed to respond to the Deepwater market. CDI's vessels serve as work platforms for services provided by alliances with partners who are internationally recognized contractors and manufacturers.

  NEW VESSELS AND ROVS

     In May and June 1997, CDI took delivery of two, 2,000 meter (6,600 feet), 100 hp Triton XL ROVs, the newest generation of deepwater work class ROVs. The Triton XL units were manufactured by Perry Tritech, a wholly owned subsidiary of CDI's strategic partner, Coflexip. One of these ROVs, the Triton XL 15, has been installed permanently onboard CDI's MSV UNCLE JOHN, making it the only semisubmersible in the Gulf of Mexico with this capability. Operating through a designated moonpool and equipment which deploys the ROV 50 feet below the water line, the Triton XL 15 is able to perform projects in severe offshore sea conditions without the usual loss of time associated with the deployment of ROVs. The second work class ROV, the Triton XL 16, is permanently installed on the MERLIN which utilizes a U-boom launch and recovery system, heavy duty winch and umbilical, control van and work van. CDI's goal is not to become a volume provider of ROVs, but rather to utilize these units in support of Deepwater projects and CDI's turnkey business.

     In October 1997, CDI acquired a 374 foot Deepwater service barge, the SEA SORCERESS, with 6-point mooring and accommodations for 50 people. The vessel is ice strengthened, has a deck load capacity of 10,000 tons and is certified to handle 65,000 barrels of hydrocarbon storage. A large moonpool located near mid-ship is available to facilitate pipelay, coring, drilling and production riser operations. The vessel is scheduled to be on an approximately three month contract starting in the third quarter of 1998 to assist in the development of the "Terra Nova" project offshore of Newfoundland, Canada. This project involves the second largest Canadian offshore field with an estimated 300-400 million barrels of recoverable oil and the latest technology to protect wellheads and subsea templates from iceberg flow.

     In December 1997, CDI acquired a DP ROV support vessel, the MERLIN. The vessel is 198 feet long, 40 feet wide and has accommodations for 42 people. The vessel can be fitted with a portable moonpool diving system and has one fully functioning ROV control station and maintenance store. The vessel also has Nautronics station keeping and tracking systems and has an "A Frame" 30 ton hydraulic lift and one deck mounted crane. CDI has permanently installed its Triton 16 ROV on the MERLIN and expects to use the vessel primarily for ROV support, coring and laying of small umbilicals.

     CDI is currently in the process of designing the MSV 3500, a sixth generation, multi-service vessel which is a new generation of the MSV UNCLE JOHN'S column stabilized, semisubmersible design and is unique due to the absence of lower hull cross bracing which decreases vessel weight and increases operating efficiency. Variable deck load of 4,000 tons and a large deck area would make the vessel particularly well suited for large offshore construction projects in Deepwater. High transit speed would allow it to move rapidly from one location to another while operability (thruster power and motion characteristics) would provide for well intervention in an extremely cost efficient manner. Finally, management expects that there would be a derrick similar to that installed on the MSV UNCLE JOHN for well completion and well servicing projects. There is no assurance, however, that the MSV 3500 will be constructed.

     In April 1998, Coflexip chartered the CSO CONSTRUCTOR to Quantum. The CSO CONSTRUCTOR will also be available to CDI, subject to Quantum's needs. The vessel is 367 feet long, 67 feet wide, has accommodations for 109 people and has an especially large deck area of over 8,600 square feet with 2,210 tons of deck load capacity. The SAT diving system is moonpool based and can support 18 divers allowing for split work levels of the dive crews. Dynamic positioning is controlled by a fully redundant Kongeberg system with four independent reference systems. Cranage is provided from both a 100-ton pedestal crane and a 100-ton A frame. Both CDI and Quantum expect to use the CSO CONSTRUCTOR on a variety of heavy construction projects ranging from pipelay to coring, subsea well servicing, decommissioning, drilling support and production riser operations.

                          CAL DIVE INTERNATIONAL, INC.
                      LISTING OF VESSELS, BARGES AND ROVS
                            AS OF DECEMBER 31, 1997

                                         DATE                                                   MOONPOOL
                                       PLACED IN            CLEAR DECK                           LAUNCH/
                                        SERVICE    LENGTH     SPACE      DECK LOAD   ACCOMMO-      SAT                  CLASSIFI-
                                        BY CDI     (FEET)   (SQ. FEET)    (TONS)     DATIONS     DIVING       CRANE      CATION
                                       ---------   ------   ----------   ---------   --------   ---------   ----------  ---------
DP MSV:
Uncle John...........................   11/96       254       11,834          460       102        *         2 x 100-    DNV
                                                                                                               ton
DP DSVS:
Balmoral Sea(1)......................   9/94        259        3,443          250        60        *          30-ton     DNV
Witch Queen..........................   11/95       278        5,600          500        62        *          50-ton     DNV
Merlin...............................   12/97       198          955          308        42                  A-Frame     ABS
CSO Constructor(2)...................   4/98        367        8,612        2,210       109        *         100-ton     DNV

DSVS:
Cal Diver I..........................   7/84        196        2,400          220        40        *          20-ton     ABS
Cal Diver II.........................   6/85        166        2,816          300        32        *         A-Frame     ABS
Cal Diver III........................   8/87        115        1,320          105        18                              ABS
Cal Diver IV.........................   10/90       100        1,035           46        16                              ABS
Cal Diver V..........................   9/91        168        2,324          490        30                  A-Frame     ABS

OTHER:
Sea Sorceress........................   8/97        374        8,600       10,000        50                     --       DNV
Cal Dive Barge I.....................   8/90        150           NA          200        26                  200-ton     ABS
ROVs x 2.............................   4/97        25            --           --        --                     --        --

------------

(1) This vessel was operated by the Company under charters from September 1994 to February 1995 and from April 1996 to August 8, 1996, at which time it was acquired by the Company.

(2) This vessel is chartered to Quantum and, subject to Quantum's needs, the vessel will also be available to CDI.

     Under government regulations and CDI's insurance policies, the Company is required to maintain its vessels in accordance with standards of seaworthiness and safety set by government regulations and classification organizations. CDI maintains its fleet to the standards for seaworthiness, safety and health set by both the American Bureau of Shipping ("ABS"), Det Norske Veritas ("DNV") and the United States Coast Guard ("USCG"). The ABS is one of several classification societies used by ship owners to certify that their vessels meet certain structural, mechanical and safety equipment standards, including Lloyd's Register, Bureau Veritas and DNV among others.

     CDI incurs routine drydock inspection, maintenance and repair costs under USCG Regulations and to maintain ABS or DNV classification for its vessels. In addition to complying with these requirements, the Company has its own vessel maintenance program which management believes permits Cal Dive to continue to provide its customers with well maintained, reliable vessels.

     In the normal course of its operations, the Company also charters other vessels on a short-term basis, such as tugboats, cargo barges, utility boats and dive support vessels. All of the Company's vessels are subject to ship mortgages. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COFLEXIP STRATEGIC ALLIANCE

  BACKGROUND

     As part of CDI's strategy in the Deepwater Gulf of Mexico and to respond to the growing trend towards integrated contracting of packages for full field development services, CDI entered into a strategic alliance with Coflexip in April 1997. Coflexip is the worldwide leader in the design and manufacture of flexible pipe and umbilicals and is a leading integrated subsea contractor to the offshore oil and gas industry. Deepwater full field developments have shifted toward greater use of subsea and floating production systems and away from conventional fixed production platform development systems. These developments have increased the demand for services and products offered by CDI and Coflexip.

     The alliance was formed by Coflexip acquiring 3,699,788 shares of the Common Stock of the Company, pursuant to a purchase agreement dated as of April 11, 1997 (the "Purchase Agreement") and entering into the Business Cooperation Agreement. In addition, CDI is a party to a shareholders agreement that provides Coflexip with a right of first refusal in connection with certain acquisition proposals for CDI. See "Certain Relationships and Related Transactions." In connection with the closing under the Purchase Agreement, Coflexip and the Company entered into certain related agreements, including two-year employment agreements with the Company's nine senior executives, a registration rights agreement and a shareholders agreement and amended the Company's Articles of Incorporation and Bylaws. See "Management" and "Description of Capital
Stock."

  THE BUSINESS COOPERATION AGREEMENT

     As part of the transaction, the companies entered into the Business Cooperation Agreement and formed Quantum in April 1997 which is owned 51% by Cal Dive and 49% by Coflexip. CDI will consolidate financial results from the joint venture into its financial statements. CDI and Coflexip are now bidding on projects as a subcontractor to Quantum for their respective services. Cal Dive's assets and services include ROV operation, diving, coiled tubing, flexible lay operations with deck load requirements up to 600 metric tons, riser installation, well servicing, DP DSV's and related services and 4-point DSV's. Coflexip's assets and services include flexible lay operations in excess of alliance vessel capabilities (including risers), product sales, manufacture and supply of umbilicals/flex hose/flex pipe, ROV manufacture and sale, full field project design and engineering and project management, reeled hard pipelay (including risers), pipelay operations (excluding coiled tubing), and construction vessels in excess of Company and alliance capabilities. Quantum is pursuing Gulf of Mexico and Caribbean projects that require at least one Cal Dive service and one Coflexip service, where the aggregate contract value of the combined services is at least $25.0 million, and any such other projects as the parties may agree.

  COMPLEMENTARY PRODUCTS AND SERVICES

     Management believes that Coflexip and CDI offer highly complementary products and services and that the strategic alliance with Coflexip significantly expands CDI's ability to provide full field development and life of field services. The table below illustrates some of the individual strengths, products and services offered by Coflexip and CDI that combined permit them to offer a new approach for Deepwater Gulf subsea contracting activities:

                                    CAL DIVE

  o   Significant Gulf market presence
  o   Deepwater position in the Gulf
  o   DP vessels
  o   Spot market turnkey expertise
  o   Flexible pipe installation
  o   ROV operation and marketing
  o   Engineering utilization and marketing
  o Well servicing capability: alliance with Schlumberger in the Gulf

                                    COFLEXIP

  o   Worldwide presence
  o   Deepwater expertise and credibility
  o   Large DP construction vessels
  o   Large project EPIC contractor
  o   Umbilical and flexible pipe
      manufacturer/installer
  o   ROV manufacturer
  o   Significant subsea engineering group
  o   Well servicing capability: alliance
      with Schlumberger in the North Sea

  INFORMATION ON COFLEXIP

     Coflexip is a world leader in the design and manufacture of flexible pipe and umbilicals, and one of the leading subsea contractors to the offshore oil and gas industry, providing integrated subsea services on large subsea projects throughout the world. Coflexip was established in 1971 to manufacture and market flexible pipe designed by the Institute Francais du Petrole, a French research and development organization that holds a controlling interest in one of Coflexip's principal shareholders. In December 1994, Coflexip acquired Stena Offshore N.V., a contractor providing subsea services to the oil and gas industry, from Stena International B.V. ("Stena International"), and Stena International became a significant shareholder of Coflexip.

     Coflexip targets the subsea production systems segment of the subsea oilfield services industry involving the installation of a wellhead on the seabed rather than on a platform. Subsea production systems generally require flowlines that are less than 12 inches in internal diameter and less than 20 kilometers in length. This segment corresponds with the Company's technological capabilities and represents its key market.

     Coflexip designs and manufactures offshore flexible pipe, a number of products that apply similar technology, including umbilicals and ROVs. Coflexip also performs project management and engineering services in connection with large subsea contracts, installs rigid and flexible pipes, umbilicals and floating production storage and offloading facilities, performs inspection, repair and maintenance and provides a number of related services such as lifting, diving and testing. Its fleet of vessels and equipment is one of the largest and most advanced technologically in the industry.

     Coflexip has manufacturing and assembly facilities in five countries and markets its integrated services worldwide. Its principal markets are the North Sea (UK and Norwegian sectors), offshore Brazil, the Asia-Pacific region and other markets including North America and North and West Africa. Coflexip employs approximately 3,500 employees in five continents and has subsidiaries in France, the United Kingdom, Brazil, Norway, the United States, Australia and India.

CUSTOMERS

     The Company's customers include major and independent natural gas and oil producers, pipeline transmisstion companies and offshore and engineering and construction firms. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. The Company estimates that in 1997 it provided subsea services to approximately 100 customers. For the years ended December 31, 1997 and 1996, approximately 19% and 24%, respectively, of the Company's total revenues were attributable to J. Ray McDermott, S.A. In addition, Shell Offshore, Inc. represented 11% of consolidated revenues in 1997. The Company's projects are typically of short duration and are generally awarded shortly before remobilization. Accordingly, backlog is not a meaningful indicator of future activities.

MARKETING

     Contracts for work in the Gulf of Mexico are typically awarded on a competitive bid basis with customers usually requesting bids on projects several months prior to commencement. CDI maintains a focused marketing effort through a 12-person direct sales force operating from Houston, Texas together with sales offices in Lafayette and New Orleans, Louisiana. Most contracts are awarded on a turnkey basis, but CDI also performs work on a cost-plus or day rate basis, or on a combination of such bases. Under a qualified turnkey project, Cal Dive agrees to provide a portion of services for a fixed price (regardless of the time and materials actually required) and other services on a day rate basis. For projects involving day rates, CDI charges are based upon a rate schedule for the services provided.

     CDI sells substantially all of its natural gas and oil under short-term contracts (maximum of one year in duration) at pricing based on spot market indexes. CDI has not engaged in hedging transactions.

COMPETITION

     The subsea services industry is highly competitive. Competition has historically been based on factors such as the location and type of equipment available, the ability to deploy such equipment, the safety and quality of service in recent years and price. While price is a factor, the ability to acquire specialized vessels, to attract and retain skilled personnel, and to demonstrate a good safety record are important competitive factors. CDI's competitors in the shallower waters of the Gulf include Ceanic Corporation (formerly American Oilfield Divers, Inc.), Torch, Inc., Horizon Offshore, Inc., Global Industries Ltd. and Oceaneering International, Inc. as well as a number of smaller companies, some of which only operate a single vessel, that often compete solely on price. For Deepwater projects, Cal Dive's principal U.S. based competitors include Oceaneering International, Inc., Global Industries, Ltd. and
J. Ray McDermott, S.A. Other large foreign based subsea contractors, including Stolt Comex Seaway, A/S, DSND, Ltd., Saipem and Rockwater, Ltd., have announced their intention to perform services in the Gulf. CDI also encounters significant competition for the acquisition of producing natural gas and oil properties. The Company's ability to acquire additional properties will depend upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of the Company's competitors are well-established companies with substantially larger operating staffs and greater capital resources than CDI which, in many instances, have been engaged in the energy business for a much longer time than CDI.

TRAINING, SAFETY AND QUALITY ASSURANCE

     CDI maintains a stringent safety and quality assurance program. In 1994, the Company devised and instituted a comprehensive revision to its safety program which emphasizes team building by assembling a core group of personnel specifically for each vessel to promote offshore efficiency and safety. Assembling core groups of personnel specifically assigned to each vessel has also reduced recorded incidents. As a result, management believes that CDI's safety programs are among the best in the industry.

FACILITIES

     CDI is headquartered at 400 N. Sam Houston Parkway E., in Houston, Texas. The Company's subsea and marine services operations are based in Morgan City, Louisiana. All of CDI's facilities are leased.

                        PROPERTY AND FACILITIES SUMMARY

              LOCATION                                  FUNCTION                           SIZE
-------------------------------------  ------------------------------------------   -------------------
Houston, Texas.......................  Corporate and ERT Headquarters                30,000 square feet
                                       Project Engineering
                                       Account Management
                                       Sales Office

Morgan City, Louisiana...............  Operations/Docking                                    28.5 acres
                                       Warehouse                                     30,000 square feet
                                       Offices                                        4,500 square feet

     The Company also has sales offices in Lafayette and New Orleans, Louisiana.

GOVERNMENT REGULATION

     Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. The Company is subject to the jurisdiction of the USCG, the Environmental Protection Agency, MMS and the U.S. Customs Service as well as private industry organizations such as the ABS.

     CDI supports and voluntarily complies with the Association of American Diving Contractor Standards. The USCG sets safety standards and is authorized to investigate vessel and diving accidents and recommend improved safety standards, and the U.S. Customs Service is authorized to inspect vessels at will. CDI is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The Company believes that it has obtained or can obtain all permits, licenses and certificates necessary for the conduct of its business.

     In addition, CDI depends on the demand for its services from the oil and gas industry and, therefore, the Company's business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry generally. In particular, the development and operation of natural gas and oil properties located on the OCS of the United States is regulated primarily by the MMS.

     The MMS requires lessees of OCS properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators in the OCS waters of the Gulf of Mexico are currently required to post an area wide bond of $3.0 million or $500,000 per producing lease. The Company currently has bonded its offshore leases as required by the MMS. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases. Any such suspensions or terminations of the Company's operations could have a material adverse effect on the Company's financial condition and results of operations.

     The Company acquires production rights to offshore mature oil and gas properties under federal oil and gas leases, which the MMS administers. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. These latter regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has issued regulations restricting the flaring or venting of natural gas and prohibiting the burning of liquid hydrocarbons without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Finally, under certain circumstances, the MMS may require any operations on federal leases to be suspended or terminated, and the MMS has recently proposed, but not yet enacted, regulations that would allow it to expel unsafe operators from existing OCS platforms and bar them from obtaining future leases. Any such suspension or termination or ban could materially and adversely affect the Company's financial condition and operations.

     The MMS has also issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. The proposed rule would modify the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on oil posted prices and assign a value to crude oil that better reflects market value, establish a new MMS form for collecting value differential data, and amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict at this stage of the rulemaking proceeding how it might be affected by this amendment to the MMS' regulations. In addition, the MMS recently issued a final rule amending its regulations regarding costs for gas transportation which are deductible for royalty valuation purposes when gas is sold offlease. Among other matters, for purposes of computing royalty owed, the rule disallows as deductions certain costs, such as aggregator/marketer fees and transportation imbalance charges and associated penalties.

     Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the
"FERC"). In the past, the federal government has regulated the prices at which gas and oil could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" no later than January 1, 1993.

     Sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. The ultimate impact of the complex rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, many aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions.

     The Company cannot predict what further action the FERC will take on these matters, however, the Company does not believe that it will be affected by any action taken materially differently than other companies with which it competes.

     Additional proposals and proceedings before various federal and state regulatory agencies and the courts could affect the oil and gas industry. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules, and regulations will have a material effect upon the capital expenditures, earnings, or competitive position of the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to a variety of federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws that are often complex and costly to comply with, and that carry substantial administrative, civil and possibly criminal penalties for failure to comply. Aside from possible liability for damages and costs associated with releases of hazardous materials including oil into the environment, such laws and regulations may impose liability on the Company for the conduct of or conditions caused by others, or by acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     The Oil Pollution Act of 1990, as amended ("OPA"), imposes a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline, or the lessee or permittee of the area in which an offshore facility is located. OPA imposes liability on each responsible party for oil spill removal costs and for other public and private damages from oil spills. Failure to comply with OPA may result in the assessment of civil and criminal penalties. OPA establishes liability limits of up to $350.0 million for onshore facilities, all removal costs plus up to $75.0 million for offshore facilities, and the greater of $500,000 or $600 per gross ton for vessels other than tank vessels. The liability limits are not applicable, however, if the spill is caused by gross negligence or willful misconduct, if the spill resulted from violation of a federal safety, construction, or operating regulation, or if a party fails to report a spill or fails to cooperate fully in the cleanup. Few defenses exist to the liability imposed under OPA. Management of the Company is currently unaware of any oil spills for which the Company has been designated as a responsible party under OPA that will have a material adverse impact on the Company or its operations.

     OPA also imposes ongoing requirements on a responsible party including preparation of an oil spill contingency plan and proof of financial responsibility to cover a majority of the costs in a potential spill. The Company believes it has appropriate spill contingency plans in place. Vessels subject to OPA other than tank vessels are subject to financial responsibility limits of the greater of $500,000 or $600 per gross ton, while offshore facilities are subject to financial responsibility limits of not less than $35.0 million, with that limit potentially increasing up to $150.0 million if a formal risk assessment indicates that a greater amount is required. In March 1997, the MMS proposed regulations implementing these financial responsibility requirements. The

Company believes that it currently has established adequate proof of financial responsibility for its vessels and onshore and offshore facilities, and fully anticipates that in the future it will be able to satisfy the MMS requirements for financial responsibility under OPA and the proposed regulations, once they are adopted.

     OPA also requires owners and operators of vessels over 300 gross tons to provide the USCG with evidence of financial responsibility to cover the cost of cleaning up oil spills from such vessels. The Company currently owns and operates five vessels over 300 gross tons. Satisfactory evidence of financial responsibility has been provided to the USCG for all of the Company's vessels.

     The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the U.S., and imposes potential liability for the costs of remediating releases of petroleum and other substances. The Clean Water Act provides for civil, criminal and administrative penalties for any unauthorized discharge of oil and other hazardous substances and imposes substantial potential liability for the costs of removal, remediation and damages. Many states have laws which are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities in state waters. The Company's vessels routinely transport diesel fuel to offshore rigs and platforms, and also carry diesel fuel for their own use. The Company's supply boats transport bulk chemical materials used in drilling activities, and also transport liquid mud which contains oil and oil by-products. In addition, offshore facilities and vessels operated by the Company have facility and vessel response plans to deal with potential spills of oil or its derivatives.

     OCSLA provides the federal government with broad discretion in regulating the release of offshore resources of natural gas and oil production as well as regulating safety and environmental protection applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and cancellation of leases. Because the Company's operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under OCSLA to restrict the availability of offshore oil and gas leases, such action could have a material adverse effect on the Company's financial condition and the results of operations. As of this date, the Company believes it is not the subject of any civil or criminal enforcement actions under OCSLA.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") contains provisions dealing with remediation of releases of hazardous substances into the environment and imposes liability without regard to fault or the original conduct, on certain classes of persons including owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of or who arrange for disposal of hazardous substances released at the sites. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Although the Company handles hazardous substances in the ordinary course of business, the Company is not aware of any hazardous substance contamination for which it may be liable.

     Management believes the Company is in compliance in all material respects with all applicable environmental laws and regulations to which it is subject. The Company does not anticipate that compliance with existing environmental laws and regulations will have a material effect upon the capital expenditures, earnings or competitive position of the Company. However, changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to the Company and thus there can be no assurance that the Company will not incur significant environmental compliance costs in the future.

INSURANCE AND LITIGATION

     CDI's operations are subject to the inherent risks of offshore marine activity including accidents resulting in personal injury and the loss of life or property, environmental mishaps, mechanical failures and collisions. CDI insures against these risks at levels consistent with industry standards. The Company also carries workers' compensation, maritime employer's liability, general liability and other insurance customary in its business. All insurance is carried at levels of coverage and deductibles that management considers financially prudent. The Company's services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in CDI being named a defendant in lawsuits asserting large claims. To date, CDI has been involved in no such catastrophic lawsuit. Although there can be no assurance that the amount of insurance carried by Cal Dive is sufficient to protect it fully in all events, management believes that its insurance protection is adequate for CDI's business operations. A successful liability claim for which the Company is underinsured or uninsured could have a material adverse effect on CDI.

     The Company is involved in various legal proceedings primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. The Company believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on its business or financial condition.

EMPLOYEES

     CDI relies on the high quality of its workforce and has successfully hired, trained, and retained skilled managers and divers. As of December 31, 1997, the Company had 524 employees, 120 of which were salaried. The Company also utilized 160 non-US citizens to crew its foreign flag vessels under a crewing contract with C-MAR Services (UK), Ltd. of Aberdeen, Scotland. None of the Company's employees belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement. Management believes that the Company's relationship with its employees and foreign crew members is good.

     Of the Company's employees, 150 persons own shares of Common Stock and 40 other employees hold options to acquire Common Stock under the Company's 1995 Long Term Incentive Plan, as amended.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information as of the date of this Prospectus with respect to the executive officers, directors and certain other senior officers of the Company:

                NAME                   AGE       POSITION WITH THE COMPANY
------------------------------------   --- -------------------------------------
Gerald G. Reuhl.....................   47  Chairman and Director (retiring)
Owen Kratz..........................   45  President, Chief Executive Officer
                                           and Director
S. James Nelson, Jr.................   56  Executive Vice President, Chief
                                           Financial Officer and Director
Martin R. Ferron....................   41  Executive Vice President and Chief
                                           Operating Officer
Andrew C. Becher....................   52  Senior Vice President and General
                                           Counsel
Louis L. Tapscott...................   60  Senior Vice President -- Business
                                           Development
Jon M. Buck.........................   40  Vice President -- Sales
Randall W. Drewry...................   52  Vice President -- Bids and Proposals
Kenneth Duell.......................   47  Vice President -- Special Projects
                                           and Deepwater
Michael P. Middleton................   45  Vice President -- Operations
A. Wade Pursell.....................   33  Vice President -- Finance
Terrell W. (Jack) Reedy.............   56  Vice President -- Safety
Lyle K. Kuntz.......................   46  President, ERT
Gordon F. Ahalt.....................   70  Director
Thomas M. Ehret.....................   46  Director
Jean-Bernard Fay....................   52  Director
Gerald M. Hage......................   49  Director
Kenneth Hulls.......................   54  Director
David H. Kennedy....................   48  Director
William E. Macaulay.................   52  Director

------------

     GERALD G. REUHL has served as the Company's Chairman of the Board since 1990. Mr. Reuhl is planning to retire and become a consultant to CDI in the second quarter of 1998.

     OWEN KRATZ has served as the Company's Chief Executive Officer since April 1997, President since 1993 and Chief Operating Officer and director since 1990. He joined the Company in 1984 and has held various offshore positions, including SAT diving supervisor, and management responsibility for client relations, marketing and estimating. From 1982 to 1983, Mr. Kratz was the owner of an independent marine construction company operating in the Bay of Campeche. Prior to 1982, he was a supervisor for various international diving companies and a SAT diver in the North Sea.

     S. JAMES NELSON, JR., has served as Executive Vice President, Chief Financial Officer and a director of the Company since 1990. From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial Officer of Diversified Energies, Inc., the former parent of Cal Dive, at which time he had corporate responsibility for the Company. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co., and from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson received his undergraduate degree from Holy Cross College (B.S.) in 1964 and a masters in business administration (M.B.A.) from Harvard University in 1966.

     MARTIN R. FERRON became Executive Vice President and Chief Operating Officer in January 1998. Mr. Ferron has over sixteen years of experience in the oilfield industry, the last seven of which were in senior management positions with international operations of McDermott Marine Construction and Oceaneering International Services Limited. Mr. Ferron has a Civil Engineering degree from the City University in London, a Masters Degree in Marine Technology from Strathclyde University in Glasgow, and an MBA from Aberdeen University, Scotland and is a Chartered Civil Engineer.

     ANDREW C. BECHER has served as Senior Vice President and General Counsel of the Company since January 1996. Mr. Becher served as outside general counsel for the Company from 1990 to 1996, while a partner with the national law firm Robins, Kaplan, Miller & Ciresi. From 1987 to 1990, Mr. Becher served as Senior Vice President of Dain Raucher, Inc., a regional investment banking firm. From 1976 to 1987, he was a partner specializing in mergers and acquisitions with the law firm of Briggs and Morgan.

     LOUIS L. TAPSCOTT joined the Company as Senior Vice President of Business Development in August 1996. From 1992 to 1996, he was a Senior Vice President for Sonsub International, Inc., a company which operates a deepwater fleet of ROVs. From 1984 to 1988, he was a director and Chief Operating Officer of Oceaneering International, Inc. Mr. Tapscott has over thirty years of executive management and operational experience working with subsea contractors and subsea technology organizations in the United States and internationally.

     JON M. BUCK has served as the Company's Vice President of Sales since August 1996 and as Sales Coordinator since 1994. From 1987 to 1994, Mr. Buck served as one of the Company's Account Managers. Prior to 1987, he held various positions in the hyperbaric welding and sales groups of SubSea International, Inc.

     RANDALL W. DREWRY has served as the Company's Vice President of Bids and Proposals since 1992. He has held a number of management positions since joining the Company in 1980 and was responsible for custom designing the CAL DIVER I in 1984. Mr. Drewry has 24 years of experience in the industry as a diver, project manager, marine manager and sales coordinator and is a specialist in pipeline construction and saturation project specifications.

     KENNETH DUELL joined Cal Dive in November of 1994 and was appointed Vice President -- Special Projects in November 1996. From 1989 to 1994, he was employed by ABB Soimi, Milan, Italy, in connection with a modular refining systems development in Central Asia. From 1974 to 1988, he held various positions with Santa Fe International, including the ROV and diving division. Mr. Duell has over 22 years of worldwide experience in all aspects of the onshore and offshore construction and diving industry.

     MICHAEL P. MIDDLETON has served as the Company's Vice President of Operations since 1991. Since joining the Company in 1981, Mr. Middleton has held a number of offshore and management positions, including dive tender, diver, diving superintendent, diving personnel manager, marine operations manager and general manager.

     A. WADE PURSELL joined the Company in May 1997 as Vice President -- Finance and Chief Accounting Officer. From 1988 through 1997 he was with Arthur Andersen LLP, most recently as an Experienced Manager specializing in the offshore services industry. Mr. Pursell is a Certified Public Accountant.

     TERRELL W. (JACK) REEDY has been the Company's Vice President of Safety since 1991, becoming Vice President of Safety and Training in 1994. Prior to joining the Company in 1990, Mr. Reedy worked for McDermott International, Inc. as a diving supervisor and in offshore operations and the safety area. Prior thereto, he served in the United States Navy as a SAT diver, a diving medical technician and a member of the Experimental Diving Unit.

     LYLE K. KUNTZ has served as President of the Company's subsidiary, Energy Resource Technology, Inc., since its inception in 1992. Prior to forming ERT, Mr. Kuntz spent 17 years with ARCO Oil and Gas Co. in a broad range of senior engineering and management positions.

     GORDON F. AHALT has served on the Company's Board of Directors since July 1990 and has extensive experience in the oil and gas industry. Since 1982, Mr. Ahalt has been the President of GFA, Inc., a petroleum industry management and financial consulting firm. From 1979 to 1982, he served as Senior Vice President and Chief Financial Officer of Ashland Oil Company. Prior thereto, Mr. Ahalt spent a number of years in executive positions with Chase Manhattan Bank.

     THOMAS M. EHRET has served on the Company's Board of Directors since April 1997. Mr. Ehret has been Senior Executive Vice President of Coflexip Stena Offshore since 1995 and has served as Chief Operating Officer for the Group since February 1995. From 1989 through 1994, Mr. Ehret served as President and Chief Executive Officer of the Stena Offshore Group based in Aberdeen, Scotland.

     JEAN-BERNARD FAY has served on the Company's Board of Directors since April 1997. Mr. Fay has been Senior Executive Vice President Finance and Administration and Chief Financial Officer of Coflexip since 1990. From 1986 to 1990, he was a Managing Director with SCOR (UK), a French reinsurance group.

     GERALD M. HAGE has served on the Company's Board of Directors since January 1995. Since 1995, Mr. Hage has served as President and Chief Executive Officer of Phoenix Energy Services, and from 1993 to 1994, he was President and Chief Executive Officer of Total Energy Services, Inc., which was later merged into Enterra Corporation. From 1991 to 1993, Mr. Hage served as President and Chief Executive Officer of First Reserve

Energy Services Co. From 1981 to 1991, he held a number of senior management positions with Baker Hughes, Incorporated, including President and Chief Executive Officer of Baker Oil Tools and President, Chief Executive Officer, Vice President of Manufacturing and Vice President of Operations for Baker Tubular Services. Mr. Hage has decided not to stand for reelection to the Company's Board at CDI's annual meeting on May 12, 1998 due to his other business responsibilities.

     KENNETH HULLS has served on the Company's Board of Directors since May 1997. Mr. Hulls has served as President and Chief Executive Officer of Coflexip Stena Offshore, Inc., the North American subsidiary of Coflexip since May 1997, and has held various positions in the Coflexip Stena Offshore Group from 1991 to May 1997. From 1977 to 1991, Mr. Hulls held various international positions in the offshore construction industry.

     DAVID H. KENNEDY has served on the Company's Board of Directors since January 1995 and has more than 20 years of experience in the energy industry. In 1981, Mr. Kennedy joined First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors and since 1981, has served as one of its Managing Directors. From 1976 to 1981, he was with Price Waterhouse & Co. where his responsibilities included tax and audit services for major energy companies. Mr. Kennedy is a director of Maverick Tube Corporation, a manufacturer of steel pipe and casing, and of Berkley Petroleum Corporation, Best Pacific Resources and Pursuit Resources Corporation, three Canadian exploration and production companies.

     WILLIAM E. MACAULAY has served on the Company's Board of Directors since January 1995. Since 1983, Mr. Macaulay has served as President and since 1990 also as the Chief Executive Officer of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors. Mr. Macaulay serves as a director of Weatherford Enterra, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, TransMontaigne Oil Company, a downstream oil and gas transportation, marketing and distribution company, and production company, National-Oilwell Inc., a manufacturer and distributor of oil field equipment, and Domain Energy Corporation, an independent oil and gas company.

     The Company's Bylaws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The terms of the Class I directors, Owen Kratz, Thomas M. Ehret, and Gerald M. Hage, expire in 1998. Mr. Hage has notified CDI that he will not stand for re-election in 1998 due to his other business responsibilities. The terms of the Class II directors, William E. Macaulay, Gerald G. Reuhl, Gordon F. Ahalt and Jean-Bernard Fay will expire in 1999. The terms of the Class III directors, David H. Kennedy, S. James Nelson, Jr. and Kenneth Hulls will expire in 2000. Each director serves until the end of his term or until his successor is elected and qualified. Based upon the sale of shares by the First Reserve Funds and Gerald G. Reuhl, as herein described, Mr. Reuhl will resign from the Board of Directors, the First Reserve Funds will have the right to nominate only two directors and the total number of directors will decrease to eight as required by the Shareholders Agreement. As required in the Shareholders Agreement, the Board of Directors is expected to begin a process to choose an additional independent director which will bring the total number of directors to nine. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

COMMITTEES

     As authorized by CDI's Bylaws (and as provided in the Shareholders Agreement among the Company, certain of its executives, Coflexip and the First Reserve Funds dated April 11, 1997, as amended (the "Shareholders Agreement"), the Board has established the following four committees: (i) a five-member Executive Committee comprised of one First Reserve Funds director, one Coflexip director, one independent director and two directors appointed by management which, when the Board is not in session, shall exercise such power and authority of the Board in the management of the business of the Company pursuant to the unanimous vote of such Committee as the Board may from time to time authorize,
(ii) a four-member Audit Committee including two independent directors, which shall consult with the independent public auditors of the Company in connection with such auditors' audit and review of the financial statements of CDI and shall consult with CDI's Chief Financial Officer and staff in connection with the preparation of the Company's financial statements, subject to such limitations as the Board may from time to time impose; (iii) a five-member Compensation Committee comprised of one First Reserve Funds director, one Coflexip director, one director appointed by management and two independent directors, which shall administer awards under any Stock Option Plan and shall evaluate and make recommendations with respect to the compensation arrangements of executive officers of the Company, subject to such limitations as the Board may from time to time impose; and (iv) a three-member Nominating Committee comprised of one First Reserve Funds director, one Coflexip director and one director appointed by management, which shall be responsible for searching for and selecting nominees to serve as independent directors from a list of acceptable potential nominees prepared by the First Reserve Funds director and Coflexip director with the advice of the director appointed by management, from which list the director appointed by management shall select a nominee.

COMPENSATION OF DIRECTORS

     The Company pays the reasonable out-of-pocket expenses incurred by each Director in connection with attending the meetings of the Board, any Subsidiary Board and any committee thereof. In addition, the Company pays its Directors who are not employed by CDI ("Non-Affiliate Directors") a fee of $20,000 per year and $1,000 for attending each of four regularly scheduled quarterly meetings. Furthermore, the Non-Affiliate Directors receive a fee of $500 for each committee meeting they attend.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the cash compensation paid or accrued for services rendered in all capacities to the Company in 1997, to the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                           COMPENSATION
                                            ANNUAL COMPENSATION         ------------------
                                        ----------------------------        SECURITIES           ALL OTHER
     NAME AND PRINCIPAL POSITION        YEAR     SALARY      BONUS      UNDERLYING OPTIONS    COMPENSATION(1)
-------------------------------------   ----    --------    --------    ------------------    ---------------
Owen Kratz...........................   1997    $169,728    $169,728          250,000             $ 4,000
     President and Chief and
       Executive Officer (2)
Gerald G. Reuhl......................   1997     151,840     151,840         --                     4,000
     Chairman (2)
S. James Nelson, Jr..................   1997     133,432     133,432         --                     4,000
     Executive Vice President and
       Chief Financial Officer
Lyle Kuntz (3).......................   1997     106,329     640,085         --                     4,000
     President, ERT
Louis L. Tapscott....................   1997     140,000      70,000           70,000               3,570
     Senior Vice
       President -- Business
       Development

------------

(1) Represents the Company's matching contribution to the Company's 401(k) Plan.

(2) Owen Kratz succeeded Mr. Reuhl as Chief Executive Officer in April 1997. In connection with closing the Coflexip transaction, Mr. Kratz exchanged certain rights for a five year option for 250,000 shares with an exercise price of $9.50 per share.

(3) Mr. Kuntz's bonus compensation varies depending on the net income before taxes of ERT.

     Except as indicated above, no stock options were granted to the Named Executives during 1997 and none of these individuals exercised a stock option during 1997.

     Three of CDI's principal executive officers, Gerald G. Reuhl, Owen Kratz and S. James Nelson, Jr., have entered into two-year employment agreements with the Company each of which expire on April 30, 1999. A fourth principal executive officer, Louis L. Tapscott, has entered into a five-year employment agreement with the Company that expires on April 30, 2002. These agreements provide, among other things, that until the later of April 30, 2002 or the first or second anniversary of the date of termination of the executive's employment with CDI (depending on the event of termination), the executive shall not, directly or indirectly either for himself or any other individual or entity, participate in any business which engages or which proposes to engage in the business of providing diving services in the Gulf of Mexico or any other business actively engaged in by CDI on the date of termination of employment, so long as the Company continues to make payments to such executive, including his base salary and insurance benefits received by senior executives of CDI. In connection with the Coflexip transaction, CDI also entered into employment agreements with eight of the Company's other senior officers substantially similar to the above agreements.

COMPENSATION PURSUANT TO PLANS

  BONUS PLANS

     CDI has established bonus compensation plans for several classes of its employees. Payments under each plan are based on the Company's performance. A separate plan is applicable to the three principal employees of ERT and provides for a bonus of between 1% to 10% of net income before taxes of ERT up to a maximum total of 15% of such net income.

  PROFIT SHARING AND RETIREMENT PLAN

     CDI's Retirement Plan (the "Retirement Plan") is a 401(k) savings plan.
The Retirement Plan permits each employee to become a participant in the savings plan feature on January 1, April 1, July 1, or October 1 following the employee's completion of 90 consecutive days of employment.

     Under the Retirement Plan, each active participant may elect, subject to certain limitations required by law, to defer payment of from 1% to 15% of his or her compensation. Upon such an election, CDI contributes such deferred amounts to the Retirement Plan on behalf of such participant. Such contributions to the 401(k) savings plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. Subject to reduction or elimination based on its financial performance and needs as described in the Retirement Plan, CDI's contributions are determined annually as 50% of each employee's contribution (up to a maximum of 5% of the employee's annual salary).

     Employee contributions to the 401(k) savings plan and earnings thereon are 100% vested at all times. Contributions by CDI to the profit sharing feature, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% after two years of service, increasing to 50% with three years of service, and becoming 100% vested following four years of service. All contributions vest, regardless of years of service, upon termination of employment by reason of death or disability, attainment of age 65 or the termination or discontinuance of the Retirement Plan. After termination of employment, an employee is entitled to receive a lump-sum distribution of his or her entire vested interest in the Retirement Plan.

  STOCK OPTION PLAN

     The Company's 1995 Long Term Incentive Plan, as amended (the "Stock Option Plan") is administered by the Board and its Compensation Committee and provides for grants of incentive and nonqualified options as defined by the Internal Revenue Code of 1986, as amended, (the "Code") to employees as determined by the Compensation Committee. The Stock Option Plan provides that options for a maximum of 10% of the total shares of Common Stock issued and outstanding may be granted. No options may be granted under the Stock Option Plan after October 2005. Options granted to employees under the Stock Option Plan have a maximum term of five years and, subject to certain exceptions, are not transferable.

     The number and exercise price of options granted to employees will be determined by the Compensation Committee; provided, however, that (i) the exercise price of an incentive option may not be less than the fair market value of the shares subject to the option on the date of the grant, and (ii) the exercise price of a non-qualified option may not be less than 85% of the fair market value of the shares subject to the option on the date of the grant. The Stock Option Plan provides that, upon a change of control, the options immediately vest and become exercisable.

     To date, options to purchase approximately 984,500 shares of Common Stock at exercise prices ranging from $4.50 to $32.00 have been granted to 40 employees.

  STOCK PURCHASE PLAN

     The Company's Employee Stock Purchase Plan (the "Plan") is administered by the Employee Benefits Committee and allows all eligible employees to receive purchase rights for the Company's Common Stock. Once every six months, each employee can set-aside between 1% and 10% of their base compensation via payroll deductions to purchase shares at 85% of the lower of market price at the beginning or end of the plan period. The Plan is intended to qualify for tax benefits under Section 423 of the Code so that there is no tax to the participant at the time of grant and, if held long enough, the sale would be eligible for capital gains treatment.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     DESCRIBED BELOW ARE CERTAIN RELATED AGREEMENTS. THE FOLLOWING DESCRIPTIONS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE RELEVANT AGREEMENTS, COPIES OF WHICH ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART AND ARE INCORPORATED BY REFERENCE HEREIN.

PURCHASE AGREEMENT

     On April 11, 1997, CDI, the Selling Shareholders, Messrs. Reuhl, Kratz and Nelson and certain other shareholders of the Company entered into an agreement with Coflexip pursuant to which (i) CDI sold to Coflexip 528,541 shares of Common Stock and (ii) certain shareholders of the Company, including Messrs. Reuhl, Kratz and Nelson, sold to Coflexip 3,171,247 shares of Common Stock, all at a purchase price of $9.46 per share for an aggregate price of $35.0 million (the "Purchase Agreement"). For issuing Common Stock to Coflexip, the Company received $5.0 million in consideration, consisting of two Triton XL ROVs. Among other terms of the Purchase Agreement, CDI was required to make a number of specific representations, warranties and covenants about its business, capital structure, assets and liabilities. Individual selling shareholders were required to make separate representations. CDI and Coflexip also agreed to indemnify each other against certain claims and liabilities arising in connection with the transaction for a minimum of three years for up to the amount of consideration transferred for shares, in the case of the Company, or for the value of the assets transferred, in the case of Coflexip.

SHAREHOLDERS AGREEMENT

  COMPOSITION OF THE BOARD

     Pursuant to the Shareholders Agreement, the Board currently consists of 10 members, three nominated by Coflexip, three nominated by the First Reserve Funds and Messrs. Kratz, Reuhl, Nelson and Ahalt. In addition, the Board will nominate two additional directors by a majority vote of the entire Board to serve in separate classes. The Shareholders Agreement provides that the Company will nominate and use its best efforts to take all necessary action to elect to the Board the individuals required to be nominated for election as directors. The Shareholders Agreement provides that the number of director nominees to be designated by a shareholder shall be reduced if such shareholder's holdings of Common Stock fall below certain levels. Consequently, upon completion of this Offering, Mr. Reuhl will resign from the Board, the First Reserve Funds will have the right to nominate only two directors and the number of directors will be reduced to eight. As required in the Shareholders Agreement, the Board of Directors is expected to begin a process to choose an additional independent director which will bring the total number of directors to nine.

  RIGHT OF FIRST OFFER

     The Shareholders Agreement provides that CDI will not enter into any agreement (i) to sell the Company (ii) to retain an advisor to sell the Company or (iii) to pursue any acquisition in excess of 50% of the Company's market capitalization (based on the 30-day average trading value of the Common Stock) without first notifying Coflexip in writing and providing Coflexip (including its affiliates) with the right to acquire CDI on terms substantially equivalent to any proposal. If Coflexip does not notify CDI of its intent to pursue a transaction within 15 days of the notice (the "Notice Period"), the Board will have the right to pursue the transaction.

     If Coflexip elects to pursue an acquisition of CDI, the Company will take no further action with respect thereto for 120 days from the date of Coflexip's notice. If Coflexip does not pursue an acquisition of CDI, Coflexip has the right to acquire the Company's interest in Quantum by providing notice within the Notice Period. The purchase price for Quantum shall be based on a valuation prepared by an independent appraiser appointed by the Board. Coflexip retains the foregoing rights to acquire the Company or Quantum so long as it owns at least five percent of CDI's Common Stock.

  LIMITED PREEMPTIVE RIGHTS

     The Shareholders Agreement provides that, except under limited circumstances (including issuances of securities under stock option plans or in connection with acquisitions), CDI shall provide preemptive rights to acquire the Company's securities to each of Coflexip, the First Reserve Funds and Messrs. Reuhl, Kratz and

Nelson. In the event of any public offering (by the Company), Coflexip and the First Reserve Funds shall have the opportunity to acquire their pro rata share unless the managing underwriters for such offering believe it would materially and adversely affect the marketability of such offering.

  LIMITATIONS ON TRANSFERS

     The Shareholders Agreement contains certain customary transfer restrictions that prohibit the parties from transferring any Common Stock, except for certain permitted transfers.

BUSINESS COOPERATION AGREEMENT

     In connection with the Purchase Agreement, the Company and Coflexip entered into a Business Cooperation Agreement pursuant to which the parties formed Quantum. See "Business -- Coflexip Strategic Alliance -- The Business Cooperation Agreement."

REGISTRATION RIGHTS AGREEMENTS

     In January 1995, the Company and certain shareholders entered into an agreement pursuant to which they sold an aggregate of 5,549,630 shares of Common Stock to the First Reserve Funds at a purchase price of $4.50 per share. In connection with the purchases of such shares of Common Stock, each of the First Reserve Funds, Gerald G. Reuhl, Owen Kratz, S. James Nelson, Jr. and the other shareholders of the Company entered into a registration rights agreement with the Company providing for demand and piggyback registration rights with respect to such shares. In connection with the Purchase Agreement, the Company and Coflexip entered into a registration rights agreement providing for demand and piggyback registration rights with respect to such shares. These registration rights agreements provide that if the Company proposes to register any of its securities under the Securities Act, the holder is entitled to include shares of Common Stock owned by such holder in such offering provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. Such registration rights agreements further provide for registration upon the request of holders of at least 5% of the shares of Common Stock subject to the agreement. See "Description of Capital Stock -- Registration Rights."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information as of April 30, 1998, with respect to the beneficial ownership of Common Stock by (i) each shareholder of the Company who owns more than 5% of the outstanding stock, (ii) each director of the Company, (iii) each of the Named Executives, (iv) all directors and executive officers as a group and (v) each Selling Shareholder.

                                       SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                              OWNED                            OWNED
                                        PRIOR TO OFFERING     SHARES     AFTER OFFERING(1)
                                       -------------------     BEING    -------------------
                NAME                    NUMBER     PERCENT    OFFERED    NUMBER     PERCENT
-------------------------------------  ---------   -------   ---------  ---------   -------
Gerald G. Reuhl(2)(3)................    912,731      6.2%     912,731     --         --
Owen Kratz(2)(3)(4)..................  1,490,929     10.2       --      1,490,929     10.2%
S. James Nelson, Jr.(2)..............    303,125      2.1      100,000    203,125      1.4
Lyle K. Kuntz........................      3,110     *          --          3,110     *
Louis L. Tapscott(5).................     15,333     *          --         15,333     *
Gordon F. Ahalt......................     32,000     *          --         32,000     *
William E. Macaulay(6)...............  2,980,373     20.4    1,480,373  1,500,000     10.3
John A. Hill(6)......................  2,980,373     20.4    1,480,373  1,500,000     10.3
David H. Kennedy(7)..................     --         --         --         --         --
Gerald M. Hage.......................     20,000     *          --         20,000     *
Thomas M. Ehret......................     --         --         --         --         --
Jean-Bernard Fay.....................     --         --         --         --         --
Kenneth Hulls........................     --         --         --         --         --
First Reserve Corporation(6).........  2,980,373     20.4    1,480,373  1,500,000     10.3
First Reserve Fund VI(7).............  1,549,221     10.6      749,221    800,000      5.5
First Reserve Fund V(7)..............  1,097,371      7.5      547,371    550,000      3.8
First Reserve Fund V-2(7)............    322,753      2.2      172,753    150,000      1.0
First Reserve Secured Energy Assets
  Fund(7)............................     11,028     *          11,028     --         --
Coflexip(8)..........................  3,699,788     25.3       --      3,699,788     25.3
Cambridge Investments, Ltd.(9).......    872,346      6.0       --        872,346      6.0
All directors and executive officers
  as a group
  (15 persons)(10)...................  5,918,422     40.3    2,493,104  3,425,318     23.3

------------

* Less than 1%.

 (1) Unless otherwise indicated, the persons listed in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

 (2) The address of each executive officer is 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060.

 (3) Messrs. Reuhl and Kratz are parties to an option agreement pursuant to which Mr. Kratz can purchase up to 168,350 shares of Common Stock from Mr. Reuhl. It is expected that Mr. Reuhl will repurchase this option in connection with the closing of this Offering by paying Mr. Kratz, for each share covered by the option, the difference between the option exercise price and the price on the cover of this Prospectus net of all costs and commissions. Mr. Reuhl's beneficial ownership includes the 168,350 shares of Common Stock subject to this option. Mr. Kratz's beneficial ownership excludes such shares as such option is not currently exercisable.

 (4) Includes 50,000 shares issuable upon exercise of options.

 (5) Includes 14,000 shares issuable upon exercise of options.

 (6) First Reserve Corporation and Messrs. Macaulay and Hill do not directly own any Common Stock. The number of shares shown as beneficially owned by First Reserve Corporation and Messrs. Macaulay and Hill consists of all the shares owned by the First Reserve Funds. First Reserve Corporation may be deemed to have beneficial ownership of the shares of voting stock held by the First Reserve Funds because it is the managing general partner of each of the First Reserve Funds and has voting and dispositive power over those shares. Messrs. Macaulay and Hill may be deemed to have beneficial ownership over the shares held by the First Reserve Funds because of their ownership of a controlling interest in the common stock of First Reserve Corporation and their positions as managing directors of First Reserve Corporation. Messrs. Macaulay and Hill disclaim beneficial ownership of such shares. Mr. Macaulay is a director of the Company. The address of First Reserve Corporation and Messrs. Macaulay and Hill (c/o First Reserve Corporation) is 475 Steamboat Rd., Greenwich, Connecticut 06830.

 (7) The addresses of David H. Kennedy, First Reserve Fund VI, First Reserve Fund V, First Reserve Fund V-2 and First Reserve Secured Energy Assets Fund are c/o First Reserve Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

 (8) The address of Coflexip is 23 Avenue de Neuilly, 75116 Paris, France.

 (9) Cambridge Investments, Ltd., whose address is 600 Montgomery Street, 43rd Floor, San Francisco, California 94111, reported on its Schedule 13G beneficial ownership of 872,346 shares of Common Stock as of December 31, 1997 with the following affiliates: Cambridge Energy Fund International, Ltd., Cambridge Energy, L.P., Cambridge Oil & Gas, L.P., Cambridge Oil & Gas International, Ltd., Palamundo, LDC and Quantum Partners, LDC.

(10) Includes 158,000 shares issuable upon exercise of options to directors and executive officers.

                          DESCRIPTION OF CAPITAL STOCK

     CDI's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") provide for authorized capital stock of 60,000,000 shares of Common Stock, no par value per share, of which 14,544,831 shares will be outstanding upon completion of this Offering, and 5,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), of which no shares will be outstanding upon completion of this Offering. The following summary description of the capital stock of CDI is qualified in its entirety by reference to the Articles of Incorporation and the Company's Amended and Restated Bylaws (the "Bylaws"), a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted on by shareholders, and except as otherwise required by law or as provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power.

     Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of CDI available for distribution to such holders. The Common Stock is not convertible or redeemable and there are no sinking fund provisions therefor. Holders of the Common Stock are not entitled to any preemptive rights except under the Shareholders Agreement. See "Certain Relationships and Related Transactions."

PREFERRED STOCK

     The Board of Directors of CDI, without any action by the shareholders of the Company, is authorized to issue up to 5,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights, preferences as to dividends and assets in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding. See
"-- Certain Anti-takeover Provisions" with regard to the effect that the issuance of Preferred Stock might have on attempts to take over CDI.

REGISTRATION RIGHTS

     CDI has entered into both a First Amended and Restated 1995 Registration Rights Agreement and a 1997 Registration Rights Agreement (collectively, the "Registration Rights Agreements") with certain of its current shareholders, the latter with Coflexip and the former with Gerald G. Reuhl, Owen Kratz, S. James Nelson, Jr. and the First Reserve Funds, pursuant to which the holders are entitled to certain demand and piggyback rights with respect to the registration of such shares under the Securities Act. These Registration Rights Agreements provide that if CDI proposes to register any of its securities under the Securities Act, the holder is entitled to include shares of Common Stock owned by such holder in such offering provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. Such Registration Rights Agreements further provide for registration upon the request of holders of at least 5% of the shares of Common Stock subject to the agreement. Gerald G. Reuhl is exercising his registration rights in connection with this Offering. The other parties to the Registration Rights Agreements, with the exception of certain other Selling Shareholders, have waived their right to include shares of Common Stock owned by each of them in this Offering. Holders of the Company's options have similar registration rights.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Articles of Incorporation and Bylaws contain a number of provisions that could make the acquisition of CDI by means of a tender or exchange offer, a proxy contest or otherwise more difficult. The description of such provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the Articles of Incorporation and the Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that CDI's directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to CDI and its shareholders and whether a majority of the Company's shareholders believes that such a change would be desirable.

     The Articles of Incorporation provide that directors of CDI may only be removed by the affirmative vote of the holders of 68% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors (the "Voting Stock").

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of CDI, even though such an attempt might be beneficial to the Company and its shareholders. These provisions could thus increase the likelihood that incumbent directors will retain their positions. In addition, the classification provisions may discourage accumulations of large blocks of the Common Stock that are effected for purposes of changing the composition of the Board of Directors. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     PREFERRED STOCK. The Articles of Incorporation authorize the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CDI, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of CDI or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions, if any, on the issuance of shares of the same series or of any other class or series, and (x) voting rights, if any, of the shareholders of such series, which may include the right of such shareholders to vote separately as a class on any matter.

     CDI believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which CDI's securities may be listed or traded.

     Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that, depending on the terms of such series, might impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of CDI and its shareholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of CDI's shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

     NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Articles of Incorporation and Bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The Bylaws provide that special meetings of shareholders can be called only upon a written request by the Chief Executive Officer or a majority of the members of the Board of Directors. Shareholders are not permitted to call a special meeting or to require that the Board call a special meeting.

     The provisions of the Articles of Incorporation and the Bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal, including a shareholder proposal that a majority of shareholders believes to be in the best interest of CDI, until the next annual meeting unless a special meeting is called. These provisions would also prevent the holders of a majority of the voting stock from unilaterally using the written consent procedure to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the Board by calling a special meeting of shareholders prior to the time a majority of the Board believes such consideration to be appropriate.

     AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS. Under the MBCA, the shareholders have the right to adopt, amend or repeal the Bylaws and, with the approval of the Board of Directors, the Articles of Incorporation. The Articles of Incorporation provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the Articles of Incorporation or Bylaws, is required to amend provisions of the Articles of Incorporation or Bylaws relating to: (i) the prohibition of shareholder action without a meeting; (ii) the prohibition of shareholders calling a special meeting; (iii) the number, election and term of CDI's directors; (iv) the removal of directors or (v) fixing a quorum for meetings of shareholders. The vote of the holders of a majority of the voting power of the then outstanding shares of Voting Stock is required to amend all other provisions of the Articles of Incorporation. The Bylaws further provide that the Bylaws may be amended by the Board of Directors. These super-majority voting requirements will have the effect of making more difficult any amendment by shareholders of the Bylaws or of any of the provisions of the Articles of Incorporation described above, even if a majority of CDI's shareholders believes that such amendment would be in their best interests.

     ANTI-TAKEOVER LEGISLATION. As a public corporation, CDI will be governed by the provisions of Section 302A.673 of the MBCA. This anti-takeover provision may eventually operate to deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of CDI's Common Stock. Section 302A.673 prohibits a public corporation (except Coflexip) from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of CDI before the interested shareholder's share acquisition date. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's Voting Stock. Reference is made to the detailed terms of Section 302A.673 of the MBCA.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation contain a provision that eliminates, to the extent currently allowed under the MBCA, the personal monetary liability of a director to CDI and its shareholders for breach of his fiduciary duty of care as a director, except in certain circumstances. If a director were to breach the duty of care in performing his duties as a director, neither the Company nor its shareholders could recover monetary damages from the director, and the only course of action available to the Company's shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the Articles of Incorporation may reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a shareholder's only remedy is to enjoin the completion of the Board of Directors' action, this remedy would be ineffective if the shareholder does not become aware of a transaction or event until after it has been completed. In such a situation, such shareholder would not have effective remedy against the directors.

     The Company's Bylaws require the Company to indemnify directors and officers to the fullest extent permitted under Minnesota law. The MBCA provides that a corporation organized under Minnesota law shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined in the MBCA) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceedings if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.
Section 302A.521 contains detailed terms regarding such rights of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     CDI has 14,544,831 shares of Common Stock outstanding. The 2,493,104 shares sold in this Offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) and substantially all of the other shares of the Common Stock outstanding are freely tradeable in the public market without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of CDI, as that term is defined in Rule
144 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate of CDI, who beneficially owns "restricted securities" acquired from the Company or an affiliate of CDI at least one year prior to the sale is entitled to sell within any three-month period a number of shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (145,448) shares based on the number of shares outstanding immediately after completion of this Offering, and (ii) the average weekly reported trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information concerning the Company are satisfied. Under Rule 144(k), a person who has not been an affiliate of CDI for a period of three months preceding a sale of securities by him, and who beneficially owns such "restricted securities" acquired from CDI or an affiliate of the Company at least two years prior to such sale, would be entitled to sell shares without regard to volume limitations, manner of sale provisions, notification requirements or requirements as to the availability of current public information concerning CDI. Shares held by persons who are deemed to be affiliates of CDI, including any shares acquired by affiliates in this Offering, are subject to such volume limitations, manner of sale provisions, notification requirements and requirements as to availability of current public information concerning the Company, regardless of how long the shares have been owned or how they were acquired, and, in addition, the sale of any "restricted securities" beneficially owned by affiliates is subject to the one-year holding period requirement. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

     CDI, its directors and officers, the Selling Shareholders and Coflexip have agreed that, for a period of 90 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock, other than options under the Stock Option Plan and upon exercise of options granted under the Stock Option Plan) without prior written consent of the Representatives of the Underwriters.

     In connection with the purchase of Common Stock by the First Reserve Funds in January 1995 and the purchase of Common Stock by Coflexip in April 1997, the Company entered into registration rights agreements that provide certain demand and piggyback registration rights, subject to customary terms and conditions, with the First Reserve Funds, Coflexip and Messrs. Kratz, Nelson and Reuhl, who after this Offering will hold an aggregate of 6,893,842 shares of Common Stock. Such registration rights are subject to certain notice requirements, timing restrictions and volume limitations. Holders of the Company's options have similar registration rights. See "Certain Relationships and Related Transactions" and "Description of Capital Stock -- Registration Rights."

     CDI has granted options to purchase an aggregate of 984,500 shares of Common Stock under the Stock Option Plan. See "Management --Compensation Pursuant to Plans." The Company intends to register under the Securities Act the shares issuable upon exercise of options granted under the Stock Option Plan and, upon such registration, such shares will be eligible for resale in the public market, except that any such shares issued to affiliates are subject to the volume limitations and other restrictions of Rule 144.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc. and Simmons & Company International are acting as Representatives (the "Representatives"), have severally agreed to purchase, and the Selling Shareholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                        NUMBER OF
                NAME                      SHARES
-------------------------------------   ----------
Morgan Stanley & Co. Incorporated....
Raymond James & Associates, Inc......
Simmons & Company International......
                                        ----------
     Total...........................   2,493,104
                                        ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the overallotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price, which represents a
concession not in excess of $      a share under the public offering price. Any
Underwriter may allow, and such dealers may re-allow, a concession not in excess
of $      a share to other Underwriters or to certain dealers. After the initial offering of shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     Certain of the Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 373,966 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exerciseable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Common Stock to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Common Stock.

     In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and dealers may engage in passive marketing making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     From time to time, Simmons & Company International has provided advisory services to the Company and First Reserve Corporation and entities owned by the First Reserve Funds, for which it has received customary compensation.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by the Company's General Counsel, Andrew C. Becher. Certain legal matters wil be passed upon for the Company by Fulbright & Jaworski L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Selling Shareholders by Gibson, Dunn & Crutcher LLP, Denver, Colorado. Vinson & Elkins L.L.P., Houston, Texas will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1996 and 1997, and the consolidated statements of operations, cash flows and shareholders' equity for the three years in the period ended December 31, 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The estimated reserve evaluations and related calculations of Miller & Lents, Ltd. set forth in this Registration Statement have been included herein in reliance upon the authority of said firm as an expert in petroleum engineering.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                        PAGE
                                        ----

Report of Independent Public
  Accountants........................    F-2

Consolidated Balance
  Sheets -- December 31, 1996 and
  1997 and March 31, 1998
  (unaudited)........................    F-3

Consolidated Statements of Operations
  for the years ended December 31,
  1995, 1996 and 1997 and three
  months ended March 31, 1997 and
  1998 (unaudited)...................    F-4

Consolidated Statements of
  Shareholders' Equity for the years
  ended December 31, 1995, 1996 and
  1997 and three months ended March
  31, 1998 (unaudited)...............    F-5

Consolidated Statements of Cash Flows
  for the years ended December 31,
  1995, 1996 and 1997 and three
  months ended March 31, 1997 and
  1998 (unaudited)...................    F-6

Notes to Consolidated Financial
  Statements.........................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Cal Dive International, Inc.:

     We have audited the accompanying consolidated balance sheets of Cal Dive International, Inc. (a Minnesota corporation), and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cal Dive International, Inc., and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
February 19, 1998

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1996 AND 1997
                         AND MARCH 31, 1998 (UNAUDITED)
                                 (IN THOUSANDS)

                                               DECEMBER 31,
                                          ----------------------     MARCH 31,
                                             1996        1997           1998
                                          ----------  ----------    ------------
                                                                    (UNAUDITED)

                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..........  $      204  $   13,025      $ 11,171
     Accounts receivable --
          Trade, net of revenue
            allowance on gross amounts
            billed of $1,021, $1,822 and
            $1,220 (unaudited)..........      18,849      23,856        21,877
          Unbilled revenue..............       7,364       8,134         8,508
     Other current assets...............       2,755       4,947         8,123
                                          ----------  ----------    ------------
               Total current assets.....      29,172      49,962        49,679
                                          ----------  ----------    ------------
PROPERTY AND EQUIPMENT..................      61,466      89,499       100,245
     Less -- Accumulated depreciation...     (13,260)    (20,021)      (22,001)
                                          ----------  ----------    ------------
                                              48,206      69,478        78,244
                                          ----------  ----------    ------------
OTHER ASSETS:
     Cash deposits restricted for
       salvage operations...............       5,234       5,670         5,749
     Other assets, net..................         444         490         6,635
                                          ----------  ----------    ------------
                                          $   83,056  $  125,600      $140,307
                                          ==========  ==========    ============
  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable...................  $    9,909  $   12,919      $ 18,341
     Accrued liabilities................       5,758       7,514         5,552
     Income taxes payable...............          94         602         1,516
                                          ----------  ----------    ------------
               Total current
                 liabilities............      15,761      21,035        25,409
LONG-TERM DEBT..........................      25,000      --            --
DEFERRED INCOME TAXES...................       5,417       8,745         9,945
DECOMMISSIONING LIABILITIES.............       6,034       6,451        10,226
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
     Common stock, no par, 60,000 shares
       authorized, 18,448, 21,345 and
       21,335 shares issued and
       outstanding......................       9,093      52,832        52,947
     Retained earnings..................      25,806      40,288        45,531
     Treasury stock, 7,349, 6,820 and
       6,820 shares, at cost............      (4,055)     (3,751)       (3,751)
                                          ----------  ----------    ------------
               Total shareholders'
                 equity.................      30,844      89,369        94,727
                                          ----------  ----------    ------------
                                          $   83,056  $  125,600      $140,307
                                          ==========  ==========    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             THREE MONTHS
                                                                                ENDED
                                           YEAR ENDED DECEMBER 31,            MARCH 31,
                                       --------------------------------  --------------------
                                         1995       1996        1997       1997       1998
                                       ---------  ---------  ----------  ---------  ---------
                                                                             (UNAUDITED)
NET REVENUES:
     Subsea and salvage revenues.....  $  32,747  $  63,870  $   92,860  $  13,588  $  29,342
     Natural gas and oil
     production......................      4,777     12,252      16,526      4,856      3,815
                                       ---------  ---------  ----------  ---------  ---------
                                          37,524     76,122     109,386     18,444     33,157
COST OF SALES:
     Subsea and salvage..............     25,568     46,766      67,538     10,780     20,394
     Natural gas and oil
     production......................      3,107      7,270       8,163      2,241      2,200
                                       ---------  ---------  ----------  ---------  ---------
          Gross profit...............      8,849     22,086      33,685      5,423     10,563
                                       ---------  ---------  ----------  ---------  ---------
SELLING AND ADMINISTRATIVE EXPENSES:
     Selling expenses................        939      1,157       1,429        362        317
     Administrative expenses.........      3,993      7,134       9,767      1,854      2,523
                                       ---------  ---------  ----------  ---------  ---------
          Total selling and
            administrative
            expenses.................      4,932      8,291      11,196      2,216      2,840
                                       ---------  ---------  ----------  ---------  ---------
INCOME FROM OPERATIONS...............      3,917     13,795      22,489      3,207      7,723
OTHER INCOME AND EXPENSE:
     Interest (income) expense,
     net.............................        135        745         123        318       (222)
     Other (income) expense..........         61         36          85         13       (120)
                                       ---------  ---------  ----------  ---------  ---------
INCOME BEFORE INCOME TAXES...........      3,721     13,014      22,281      2,876      8,065
     Provision for income taxes......      1,047      4,579       7,799        991      2,822
                                       ---------  ---------  ----------  ---------  ---------
NET INCOME...........................  $   2,674  $   8,435  $   14,482  $   1,885  $   5,243
                                       =========  =========  ==========  =========  =========
NET INCOME PER SHARE:
     Basic...........................  $    0.24  $    0.76  $     1.12  $    0.17  $    0.36
     Diluted.........................       0.24       0.75        1.09       0.17       0.35
                                       =========  =========  ==========  =========  =========
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING:
     Basic...........................     11,016     11,099      12,883     11,099     14,535
     Diluted.........................     11,055     11,286      13,313     11,272     15,000
                                       =========  =========  ==========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
               AND THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
                                 (IN THOUSANDS)

                                             COMMON STOCK                      TREASURY STOCK          TOTAL
                                           -----------------    RETAINED     ------------------    SHAREHOLDERS'
                                           SHARES    AMOUNT     EARNINGS     SHARES     AMOUNT         EQUITY
                                           ------    -------    ---------    -------    -------    --------------
BALANCE, DECEMBER 31, 1994..............   18,388    $ 1,178     $14,697     (10,069)   $(5,481)      $ 10,394
NET INCOME..............................     --        --          2,674       --         --             2,674
ACTIVITY IN COMPANY STOCK PLANS.........       60        121       --            500        150            271
SALE OF TREASURY STOCK, NET.............     --        7,794       --          2,220      1,276          9,070
                                           ------    -------    ---------    -------    -------    --------------
BALANCE, DECEMBER 31, 1995..............   18,448      9,093      17,371      (7,349)    (4,055)        22,409
NET INCOME..............................     --        --          8,435       --         --             8,435
                                           ------    -------    ---------    -------    -------    --------------
BALANCE, DECEMBER 31, 1996..............   18,448      9,093      25,806      (7,349)    (4,055)        30,844
NET INCOME..............................     --        --         14,482       --         --            14,482
ACTIVITY IN COMPANY STOCK PLANS.........       22        327       --          --         --               327
SALE OF TREASURY STOCK, NET.............     --        4,055       --            529        304          4,359
SALE OF COMMON STOCK, NET...............    2,875     39,357       --          --         --            39,357
                                           ------    -------    ---------    -------    -------    --------------
BALANCE, DECEMBER 31, 1997..............   21,345     52,832      40,288      (6,820)    (3,751)        89,369
NET INCOME (UNAUDITED)..................     --        --          5,243       --         --             5,243
ACTIVITY IN COMPANY STOCK PLANS
  (UNAUDITED)...........................       10        115       --          --         --               115
                                           ------    -------    ---------    -------    -------    --------------
BALANCE, MARCH 31, 1998 (UNAUDITED).....   21,355    $52,947     $45,531      (6,820)   $(3,751)      $ 94,727
                                           ======    =======    =========    =======    =======    ==============

  The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
           AND THREE MONTHS ENDED MARCH 31, 1997 AND 1998 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                            THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                       ----------------------------------  --------------------
                                          1995        1996        1997       1997       1998
                                       ----------  ----------  ----------  ---------  ---------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $    2,674  $    8,435  $   14,482  $   1,885  $   5,243
     Adjustments to reconcile net
      income to net cash provided by
      operating activities --
       Depreciation and
       amortization..................       2,794       5,257       7,512      1,845      1,996
       Deferred income taxes.........         635       2,122       3,789        500      1,200
       Gain on sale of property......      --          --            (464)    --         --
     Changes in operating assets and
       liabilities:
       Accounts receivable, net......       2,592     (15,287)     (5,777)     9,215      1,605
       Other current assets..........       1,574        (299)     (2,653)      (685)    (3,176)
       Accounts payable and accrued
          liabilities................       1,640       6,355       4,766     (3,210)     3,460
       Income taxes payable
          (receivable)...............        (327)        280         736        419        914
       Other noncurrent, net.........         414         782         (97)        84     (1,273)
                                       ----------  ----------  ----------  ---------  ---------
          Net cash provided by
            operating activities.....      11,996       7,645      22,294     10,053      9,969
                                       ----------  ----------  ----------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............     (16,857)    (27,289)    (28,936)    (3,017)    (6,789)
  Investment in Aquatica, Inc........      --          --          --         --         (5,000)
  Deposits restricted for salvage
     operations......................      (2,727)       (255)       (436)      (131)       (79)
  Proceeds from sale of property.....      --             244       1,084     --         --
                                       ----------  ----------  ----------  ---------  ---------
          Net cash used in investing
            activities...............     (19,584)    (27,300)    (28,288)    (3,148)   (11,868)
                                       ----------  ----------  ----------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of treasury stock, net of
     transaction costs...............       9,070      --           4,359     --         --
  Borrowings under term loan
     facility........................       8,253      25,000       6,700     --         --
  Exercise of stock warrants and
     options.........................         271      --              99     --             45
  Decrease in short-term borrowing...      (1,900)     --          --         --         --
  Repayments of long-term debt.......      (8,219)     (5,300)    (31,700)    (6,000)    --
  Sale of Common Stock, net of
     transaction costs...............      --          --          39,357     --         --
                                       ----------  ----------  ----------  ---------  ---------
          Net cash provided by
            financing activities.....       7,475      19,700      18,815     (6,000)        45
                                       ----------  ----------  ----------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................        (113)         45      12,821        905     (1,854)
CASH AND CASH EQUIVALENTS:
  Balance, beginning of year.........         272         159         204        204     13,025
                                       ----------  ----------  ----------  ---------  ---------
  Balance, end of year...............  $      159  $      204  $   13,025  $   1,109  $  11,171
                                       ==========  ==========  ==========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION:

     Cal Dive International, Inc. (Cal Dive, CDI or the Company), headquartered in Houston, Texas, owns, staffs and operates ten marine construction vessels and a derrick barge in the Gulf of Mexico. The Company provides a full range of services to offshore oil and gas exploration and production and pipeline companies, including underwater construction, maintenance and repair of pipelines and platforms, and salvage operations.

     In September 1992, Cal Dive formed a wholly owned subsidiary, Energy Resource Technology, Inc. (ERT), to purchase producing offshore oil and gas properties which are in the later stages of their economic lives. ERT is a fully bonded offshore operator and, in conjunction with the acquisition of properties, assumes the responsibility to decommission the property in full compliance with all governmental regulations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  INTERIM FINANCIAL STATEMENTS

     The unaudited financial information presented for the three-month periods ended March 31, 1997 and 1998 reflects all adjustments (which were normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets, results of operations, and cash flows, as applicable.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets.

     All of the Company's interests in natural gas and oil properties are located offshore in United States waters. Under the successful efforts method, the costs of successful wells and leases containing productive reserves are capitalized.

     ERT offshore property acquisitions are recorded at the value exchanged at closing together with an estimate of its proportionate share of the decommissioning liability assumed in the purchase based upon its working interest ownership percentage. In estimating the decommissioning liability to be assumed in offshore property acquisitions, the Company performs very detailed estimating procedures, including engineering studies. All capitalized costs are amortized on a unit-of-production basis (UOP) based on the estimated remaining oil and gas reserves. Properties are periodically assessed for impairment in value, with any impairment charged to expense.

     The following is a summary of the components of property and equipment (dollars in thousands):

                                         ESTIMATED
                                        USEFUL LIFE     1996       1997
                                        -----------   ---------  ---------
Vessels..............................         15      $  40,403  $  62,814
Offshore leases and equipment........        UOP         14,767     15,634
Machinery and equipment..............          5          5,125      8,191
Leasehold improvements, furniture,
  software and computer equipment....          5          1,061      2,651
Automobiles and trucks...............          3            110        209
                                                      ---------  ---------
     Total property and equipment....                 $  61,466  $  89,499
                                                      =========  =========


     The cost of repairs and maintenance of vessels and equipment is charged to operations as incurred, while the cost of improvements is capitalized. Total repair and maintenance charges were $2,368,000, $3,655,000 and $6,771,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Upon the disposition of

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

property and equipment, the related cost and accumulated depreciation accounts are relieved, and the resulting gain or loss is included in other income (expense).

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company earns the majority of its service revenues during the summer and fall months. Revenues are derived from billings under contracts (which are typically of short duration) that provide for either lump-sum turnkey charges or specific time, material and equipment charges which are billed in accordance with the terms of such contracts. The Company recognizes revenue as it is earned at estimated collectible amounts. Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments are reflected in the period in which such estimates are revised. Provisions for estimated losses on such contracts are made in the period such losses are determined. Unbilled revenue represents revenue attributable to work completed prior to year-end which has not yet been invoiced. All amounts included in unbilled revenue at December 31, 1996 and 1997, are expected to be billed and collected within one year.

  REVENUE ALLOWANCE ON GROSS AMOUNTS BILLED

     The Company bills for work performed in accordance with the terms of the applicable contract. The gross amount of revenue billed will include not only the billing for the original amount quoted for a project but also include billings for services provided which the Company believes are outside the scope of the original quote. The Company establishes a Revenue Allowance for these additional billings based on its collections history if conditions warrant such a reserve.

  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The market for the Company's services is the offshore oil and gas industry, and the Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers. The Company performs ongoing credit evaluations of its customers and provides allowances for probable credit losses when necessary; however, such losses have historically been insignificant.

     Two customers merged during 1995 (J. Ray McDermott, S.A.) and together accounted for 21 percent, 24 percent and 19 percent of consolidated revenues in the years 1995, 1996 and 1997, respectively. In addition, Shell accounted for 11 percent of consolidated revenues in 1997.

  INCOME TAXES

     Deferred taxes are recognized for revenues and expenses reported in different years for financial statement purposes and income tax purposes in accordance with SFAS No. 109, "Accounting for Income Taxes." The statement requires, among other things, the use of the liability method of computing deferred income taxes. The liability method is based on the amount of current and future taxes payable using tax rates and laws in effect at the balance sheet date.

  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share". This statement replaces APB Opinion No. 15 and establishes standards for computing and presenting earnings per share. The Company adopted this standard, as required, for the year

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) ended December 31, 1997. Adoption of this standard did not have a material effect on the Company's reported earnings per share amounts.

     SFAS 128 requires the presentation of "basic" EPS and "diluted" EPS on the face of the statement of operations. Basic EPS is computed by dividing the net income available to common shareholders by the weighted-average shares of outstanding common stock. The calculation of diluted EPS is similar to basic EPS except that the denominator includes dilutive common stock equivalents, which were stock options, less the number of treasury shares assumed to be purchased from the proceeds from the exercise of stock options.

  STATEMENT OF CASH FLOW INFORMATION

     The Company defines cash and cash equivalents as cash and all highly liquid financial instruments with original maturities of less than three months. During the years ended December 31, 1995, 1996 and 1997, the Company's cash payments for interest were approximately $526,000, $1,069,000 and $1,033,000, respectively, and cash payments for federal income taxes were approximately $663,000, $2,200,000 and $3,200,000, respectively. In connection with 1995, 1996 and 1997 offshore property acquisitions, ERT assumed net abandonment liabilities estimated at approximately $3,800,000, $1,200,000 and $1,351,000, respectively (see Note 3).

  RECLASSIFICATIONS

     Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes to make them consistent with the current presentation format.

  INVESTMENTS

     The Company follows SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS No. 115, debt securities, including treasury bills and notes, that the Company has both the intent and ability to hold to maturity, are carried at amortized cost and are included in cash deposits restricted for salvage operations in the accompanying consolidated balance sheets. As all of these securities as of December 31, 1997, are U.S. Treasury securities and notes, the majority of which mature beyond one year, the Company believes the recorded balance of these securities approximates their fair market value.

  CHANGE IN ACCOUNTING POLICY

     Effective January 1, 1998, the Company changed its method of accounting for regulatory (U.S. Coast Guard, American Bureau of Shipping and Det Norske Veritas) related drydock inspection and certification expenditures. This change was made due to the significant changes in the composition of the Company's fleet which has been expanded to include more sophisticated dynamically positioned vessels that are capable of working in the deepwater Gulf of Mexico, a key to Cal Dive's operating strategy. The change also coincides with the first time these vessels were due for drydock inspection and certification since being acquired by CDI. The Company previously expensed inspection and certification costs as incurred; however, effective January 1, 1998, such expenditures will be capitalized and amortized over the 30-month period between regulatory mandated drydock inspections and certification. This predominant industry practice provides better matching of expenses with the period benefited (i.e., certification to operate the vessel for a 30-month period between required drydock inspections and to meet bonding and insurance coverage requirements). This change had an $800,000 positive impact on net income, or $.05 per share, in the Company's first quarter 1998 consolidated financial statements. The cumulative effect of this change in accounting principle is immaterial to the Company's consolidated financial statements taken as a whole.

3.  OFFSHORE PROPERTY ACQUISITIONS:

     During 1995, net working interests of 50 percent to 100 percent in seven offshore blocks were acquired in exchange for cash of $1,780,000 and ERT assuming the related abandonment liabilities. The 1996 property acquisitions included net working interests of 33 percent to 100 percent in four offshore blocks which were acquired for cash of $3,600,000 and assumption of a pro rata share of the decommissioning liability. During

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1997, ERT acquired net working interest of 50 percent to 100 percent in 3 offshore blocks in exchange for $1.3 million in cash and assumption of a pro rata share of the decommissioning liability.

     ERT production activities are regulated by the federal government and require significant third-party involvement, such as refinery processing and pipeline transportation. The Company records revenue from its offshore properties net of royalties paid to the Minerals Management Service. Royalty fees paid totaled approximately $875,000, $1,996,000 and $3,018,000 for the years ended 1995, 1996 and 1997, respectively. In accordance with federal regulations that require operators in the Gulf of Mexico to post an areawide bond of $3,000,000, cash deposits restricted for salvage operations include U.S. Treasury bonds of $3,300,000 at December 31, 1997 (see Note 2). In addition, the terms of certain of the 1993 purchase and sale agreements require that ERT deposit a portion of a property's net production revenue into interest-bearing escrow accounts until such time as a specified level of funding has been set aside for salvaging and abandoning the properties. As of December 31, 1997, such deposits totaled $2,370,000 and are included in cash deposits restricted for salvage operations in the accompanying balance sheet.

4.  ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following (in thousands):

                                            1996       1997
                                          ---------  ---------
Accrued payroll and related benefits....  $   2,961  $   4,097
Workers compensation claims.............        999      1,100
Workers compensation claims to be
  reimbursed............................        698      1,568
Other...................................      1,100        749
                                          ---------  ---------
     Total accrued liabilities..........  $   5,758  $   7,514
                                          =========  =========


5.  REVOLVING CREDIT FACILITY:

     During 1995, the Company entered into a $30 million revolving credit facility, maturing in May 2000, which is secured by property and equipment and trade receivables. At the Company's option, interest was at a rate equal to 2.00 percent above a Eurodollar base rate (2.25 on borrowings less than $10 million) or .5 percent above prime. Pursuant to these terms, borrowings at December 31, 1996, included $22 million at 7.37 percent (Eurodollar option) and $3 million at
8.75 percent. The Company drew upon the revolving credit facility throughout the three years ended December 31, 1997. Under this credit facility, letters of credit (LOC) are also available which the Company typically uses if performance bonds are required and, in certain cases, in lieu of purchasing U.S. Treasury bonds in conjunction with ERT property acquisitions. At December 31, 1996 and 1997, LOC totaling $4.25 million and $2.92 million were outstanding pursuant to these terms.

     During April 1997, the revolving credit facility was amended, increasing the amount available to $40 million and reducing the financial covenant restrictions to one (a fixed charge ratio) and reducing the interest rate from
 .5% above prime and 2% above the Eurodollar base rate to prime and 1.25 to 2.50 percent above Eurodollar based on specific provisions set forth in the loan agreement. The Company was in compliance with these debt covenants at December 31, 1997.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  FEDERAL INCOME TAXES:

     Federal income taxes have been provided based on the statutory rate of 34 percent in 1995 and 1996 and 35 percent in 1997 adjusted for items which are allowed as deductions for federal income tax reporting purposes, but not for book purposes. The primary differences between the statutory rate and the Company's effective rate are as follows:

                                         1995       1996       1997
                                       ---------  ---------  ---------
Statutory rate.......................         34%        34%        35%
Percentage depletion related to the
  natural gas production of ERT
  properties.........................         (7)    --         --
Other................................          1          1     --
                                       ---------  ---------  ---------
Effective rate.......................         28%        35%        35%
                                       =========  =========  =========


     Components of the provision for income taxes reflected in the statements of operations consist of the following (in thousands):

                                         1995       1996       1997
                                       ---------  ---------  ---------
Current..............................  $     412  $   2,457  $   4,010
Deferred.............................        635      2,122      3,789
                                       ---------  ---------  ---------
                                       $   1,047  $   4,579  $   7,779
                                       =========  =========  =========


     Deferred income taxes result from those transactions which affect financial and taxable income in different years. The nature of these transactions and the income tax effect of each as of December 31, 1997 and 1996, is as follows (in thousands):

                                         1996       1997
                                       ---------  ---------
Deferred tax liabilities --
     Depreciation....................  $   5,417  $   8,745
                                       ---------  ---------
Deferred tax assets --
     Reserves, accrued liabilities
      and other......................       (552)       (91)
                                       ---------  ---------
          Net deferred tax
             liability...............  $   4,865  $   8,654
                                       =========  =========


7.  COMMITMENTS AND CONTINGENCIES:

  LEASE COMMITMENTS

     The Company occupies several facilities under noncancelable operating leases, with the more significant leases expiring in the years 2004 and 2007. Future minimum rentals under these leases are $4.35 million at December 31, 1997 with $495,000 in 1998, $559,000 in 1999, $553,000 in 2000, $569,000 in 2001 and
the balance thereafter. Total rental expense under operating leases was $240,000, $262,000 and $376,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

  INSURANCE AND LITIGATION

     The Company carries hull protection on vessels, indemnity insurance and a general umbrella policy. All onshore employees are covered by workers' compensation, and all offshore employees, including divers and tenders, are covered by Jones Act employee coverage, the maritime equivalent of workers' compensation. The Company is exposed to deductible limits on its insurance policies, which vary from $5,000 to a maximum of $100,000 per accident occurrence. Effective August 1, 1992, the Company adopted a self-insured (within specified limits) medical and health benefits program for its employees whereby the Company is exposed to a maximum of $15,000 per claim.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company incurs workers' compensation claims in the normal course of business, which management believes are covered by insurance. The Company, its insurers and legal counsel analyze each claim for potential exposure and estimate the ultimate liability of each claim. Amounts accrued and receivable from insurance companies, above the applicable deductible limits, are reflected in other current assets in the consolidated balance sheet. See related accrued liabilities at Note 4. Such amounts were $698,000 and $1,568,000 as of December 31, 1996 and 1997, respectively. The Company has not incurred any significant losses as a result of claims denied by its insurance carriers. In the opinion of management, the ultimate liability to the Company, if any, which may result from these claims will not materially affect the Company's consolidated financial position, results of operations or net cash flows.

8.  EMPLOYEE BENEFIT PLANS:

  DEFINED CONTRIBUTION PLAN

     The Company sponsors a defined contribution 401(k) retirement plan covering substantially all of its employees. The Company's contributions and cost are determined annually as 50 percent of each employee's contribution up to 5 percent of the employee's salary. The Company's costs related to this plan totaled $168,000, $197,000 and $270,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

  INCENTIVE AND STOCK OPTION PLAN

     During 1995, the board of directors and shareholders approved the 1995 Long-Term Incentive Plan (the Incentive Plan). Under the Incentive Plan, a maximum of 10% of the total shares of Common Stock issued and outstanding may be granted to key executives and selected employees who are likely to make a significant positive impact on the reported net income of the Company. The Incentive Plan is administered by a committee which determines, subject to approval of the Compensation Committee of the Board of Directors, the type of award to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The committee may grant stock options, stock appreciation rights, or stock and cash awards. Options granted to employees under the Incentive Plan vest 20% per year for a five year period, have a maximum exercise life of five years and, subject to certain exceptions, are not transferable.

     The stock option plan is accounted for using APB Opinion No. 25, and therefore no compensation expense is recorded. If SFAS Statement No. 123 had been used for the accounting of these plans, the Company's pro forma net income for 1995, 1996 and 1997 would have been $2,607,000, $8,330,000 and $14,023,000, respectively, and the Company's pro forma diluted earnings per share would have been $0.24, $0.74 and $1.07, respectively. These pro forma results exclude consideration of options granted prior to January 1, 1995, and therefore may not be representative of that to be expected in future years.

     All of the options outstanding at December 31, 1997, have exercise prices as follows: 454,500 shares at $4.50, 470,000 shares at $9.50 and 70,000 shares at a range of $26.75 to $32.75 and a weighted average remaining contractual life of 3.68 years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996: risk-free interest rates of 5.9 percent; expected dividend yields of 0 percent; expected lives of five years; and expected volatility of 0 percent as the Company was a privately held entity and accordingly estimating the expected volatility was not feasible. The same weighted average assumptions were used for grants in 1997 with the exception of expected volatility which is assumed to be 36 percent and risk-free interest rate assumed to be 5.5 percent.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Options outstanding are as follows:

                                               1995                    1996                   1997
                                       ---------------------   --------------------   ---------------------
                                                    WEIGHTED               WEIGHTED                WEIGHTED
                                                    AVERAGE                AVERAGE                 AVERAGE
                                                    EXERCISE               EXERCISE                EXERCISE
                                         SHARES      PRICE      SHARES      PRICE       SHARES      PRICE
                                       ----------   --------   ---------   --------   ----------   --------
Options outstanding, beginning of
  year...............................     560,000    $ 0.35      447,500    $ 4.50       544,500    $ 4.50
Granted..............................     447,500      4.50      135,000      4.50       540,000     12.17
Exercised............................    (560,000)     0.35       --         --          (22,000)     4.50
Terminated...........................      --         --         (38,000)     4.50       (68,000)     4.50
                                       ----------   --------   ---------   --------   ----------   --------
Options outstanding,
  December 31........................     447,500    $ 4.50      554,500    $ 4.50       994,500    $ 8.66
Options exercisable,
  December 31........................      44,000    $ 4.50      124,700    $ 4.50       199,604    $ 4.50
                                       ==========   ========   =========   ========   ==========   ========

9.  COMMON STOCK:

     During 1995, the board of directors and shareholders approved an amendment to the Articles of Incorporation increasing the number of authorized shares from 2,000,000 to 20,000,000. In connection with this measure, a 10-for-1 stock split was also approved. Accordingly, all of the share and per share information included in the financial statements and notes thereto has been restated retroactively to reflect the 10-for-1 stock split.

     During 1995, certain investment funds managed by First Reserve Corporation (the "First Reserve Funds") acquired a 50 percent ownership position in the Company by purchasing 3,329,780 shares held by employees and 2,219,850 treasury shares held by the Company, increasing shareholders' equity by $10,000,000 ($9,070,000, net of transaction costs).

     On April 11, 1997, Coflexip purchased approximately 3,700,000 shares of the Company's stock, consisting of approximately 2.1 million shares sold by management of the Company, 1.1 million shares sold by First Reserve Funds and approximately 500,000 shares sold by the Company at a price of $9.46 per share. The Company had previously, in February of 1997, contracted with Coflexip to acquire two ROVs at published retail prices. Coflexip agreed to accept approximately 500,000 shares of the Company's Common Stock as payment for the ROVs and as part of the transaction described above.

     In conjunction with this transaction, the Company entered into a new Shareholders Agreement. The new Shareholders Agreement provides that, except in limited circumstances (including issuance of securities under stock option plans or in conjunction with acquisitions), the Company shall provide preemptive rights to acquire the Company's securities to each of Coflexip, First Reserve and the Executive Directors. The Shareholders Agreement also provides that the Company will not enter into an agreement (i) to sell the Company, (ii) to retain an advisor to sell the Company or (iii) to pursue any acquisition in excess of 50% of the Company's market capitalization without first notifying Coflexip in writing and providing Coflexip the opportunity to consummate an acquisition on terms substantially equivalent to any proposal.

     The Company completed an initial public offering of common stock on July 7, 1997, with the sale of 4.1 million shares at $15 per share. Of the 4.1 million shares, 2,875,000 shares were sold by the Company and 1,265,000 shares were sold by First Reserve Funds. Net proceeds to the Company of approximately $39.4 million were used to retire all of its then outstanding long-term indebtedness of $20 million.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  BUSINESS SEGMENT INFORMATION (IN THOUSANDS):

     The following summarizes certain financial data by business segment:

                                            YEAR ENDED DECEMBER 31,
                                       ---------------------------------
                                         1995        1996        1997
                                       ---------  ----------  ----------
Revenues --
  Subsea and salvage revenues........  $  32,747  $   63,870  $   92,860
  Natural gas and oil production.....      4,777      12,252      16,526
                                       ---------  ----------  ----------
          Total......................  $  37,524  $   76,122  $  109,386
                                       =========  ==========  ==========
Income from operations --
  Subsea and salvage.................  $   3,185  $   10,503  $   16,411
  Natural gas and oil production.....        732       3,292       6,078
                                       ---------  ----------  ----------
          Total......................  $   3,917  $   13,795  $   22,489
                                       =========  ==========  ==========
Identifiable assets --
  Subsea and salvage.................  $  31,473  $   63,217  $  107,420
  Natural gas and oil production.....     13,386      19,839      18,180
                                       ---------  ----------  ----------
          Total......................  $  44,859  $   83,056  $  125,600
                                       =========  ==========  ==========
Capital expenditures --
  Subsea and salvage.................  $  14,260  $   20,038  $   26,984
  Natural gas and oil production.....      2,597       7,251       1,952
                                       ---------  ----------  ----------
          Total......................  $  16,857  $   27,289  $   28,936
                                       =========  ==========  ==========
Depreciation and amortization --
  Subsea and salvage.................  $   1,659  $    2,525  $    4,000
  Natural gas and oil production.....      1,135       2,732       3,512
                                       ---------  ----------  ----------
          Total......................  $   2,794  $    5,257  $    7,512
                                       =========  ==========  ==========

11.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED):

     The following information regarding the Company's oil and gas producing activities is presented pursuant to SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" (in thousands).

  CAPITALIZED COSTS

     Aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the aggregate amount of related accumulated depletion, depreciation and amortization as of the dates indicated are presented below. The Company has no capitalized costs related to unproved properties.

                                           AS OF DECEMBER 31,
                                          --------------------
                                            1996       1997
                                          ---------  ---------
Proved properties being amortized.......  $  14,767  $  15,634
Less -- Accumulated depletion,
  depreciation and amortization.........     (3,998)    (6,845)
                                          ---------  ---------
     Net capitalized costs..............  $  10,769  $   8,789
                                          =========  =========

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

     The following table reflects the costs incurred in oil and gas property acquisition and development activities during the dates indicated:

                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1995       1996       1997
                                          ---------  ---------  ---------
Proved property acquisition costs.......  $   6,092  $   4,688  $   2,687
Development costs.......................        310      2,048        385
                                          ---------  ---------  ---------
     Total costs incurred...............  $   6,402  $   6,736  $   3,072
                                          =========  =========  =========

  RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                            1995       1996       1997
                                          ---------  ---------  ---------
Revenues................................  $   4,777  $  12,252  $  16,526
Production (lifting) costs..............      1,971      4,538      4,651
Depreciation, depletion and
  amortization..........................      1,136      2,732      3,512
Pretax income from producing
  activities............................      1,670      4,982      8,363
Income tax expenses.....................        568      1,744      2,927
                                          ---------  ---------  ---------
Results of oil and gas producing
  activities............................  $   1,102  $   3,238  $   5,436
                                          =========  =========  =========

  ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

     Proved oil and gas reserve quantities are based on estimates prepared by Company engineers in accordance with guidelines established by the Securities and Exchange Commission. The Company's estimates of reserves at December 31, 1997, have been reviewed by Miller and Lents, Ltd., independent petroleum engineers. Reserve quantities for periods prior to December 31, 1995, were estimated by the Company's internal engineers and not independent engineers since the Company was a privately held entity. The internal engineers did not revise their estimates for 1994 because the Company's properties were proved and producing in the latter stages of their respective lives and revisions to the reserve data were insignificant. Accordingly, no revisions of estimates prior to December 31, 1995 have been reflected. All of the Company's reserves are located in the United States. Proved reserves cannot be measured exactly because the estimation of reserves involves numerous judgmental determinations. Accordingly, reserve estimates must be continually revised as a result of new information obtained from drilling and production history, new geological and geophysical data and changes in economic conditions.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As of December 31, 1995, all of the Company's proved reserves were developed. As of December 31, 1996 and 1997, 4,500 Bbls. of oil and 6,325,700 Mcf. of gas of the Company's proved reserves were undeveloped.

                                             OIL        GAS
      RESERVE QUANTITY INFORMATION         (BBLS.)    (MCF.)
----------------------------------------   -------   ---------
Total proved reserves at December 31,
1994....................................      75         3,336
     Production.........................     (33)       (2,382)
     Purchases of reserves in place.....      80        19,444
                                           -------   ---------
Total proved reserves at December 31,
  1995..................................     122        20,398
     Revisions of previous estimates....      32          (365)
     Production.........................     (38)       (4,310)
     Purchases of reserves in place.....       8         8,873
                                           -------   ---------
Total proved reserves at December 31,
  1996..................................     124        24,596
     Revisions of previous estimates....     (21)        1,831
     Production.........................     (51)       (5,385)
     Purchases of reserves in place.....     149         2,115
     Sales of reserves in place.........      (1)         (912)
                                           -------   ---------
Total proved reserves at December 31,
  1997..................................     200        22,245
                                           =======   =========

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interest in proved oil and gas reserves as of December 31:

                                          1995        1996        1997
                                       ----------  ----------  ----------
Future cash inflows..................  $   44,127  $   92,393  $   59,819
Future costs --
     Production......................     (23,990)    (26,247)    (23,675)
     Development and abandonment.....      (6,168)     (7,365)     (6,917)
                                       ----------  ----------  ----------
Future net cash flows before income
  taxes..............................      13,969      58,781      29,227
     Future income taxes.............      (5,072)    (17,980)     (7,927)
                                       ----------  ----------  ----------
Future net cash flows................       8,897      40,801      21,300
     Discount at 10% annual rate.....      (1,252)     (6,996)     (1,540)
                                       ----------  ----------  ----------
Standardized measure of discounted
  future net cash flows..............  $    7,645  $   33,805  $   19,760
                                       ==========  ==========  ==========

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     Principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves are as follows:

                                         1995        1996        1997
                                       ---------  ----------  ----------
Standardized measure, beginning of
  year...............................  $     604  $    7,645  $   33,805
Sales, net of production costs.......     (2,806)     (9,882)    (11,441)
Net change in prices, net of
  production costs...................      1,217      22,201     (17,707)
Changes in future development
  costs..............................     --            (555)        160
Development costs incurred...........     --           2,007         385
Accretion of discount................         60       1,200       4,870
Net change in income taxes...........     (4,358)    (10,539)      7,544
Purchases of reserves in place.......     13,068      21,730       3,282
Sales of reserves in place...........     --          --          (2,480)
Changes in production rates (timing)
  and other..........................       (140)         (2)      1,342
                                       ---------  ----------  ----------
Standardized measures, end of year...  $   7,645  $   33,805  $   19,760
                                       =========  ==========  ==========

12.  REVENUE ALLOWANCE ON GROSS AMOUNTS BILLED:

     The following table sets forth the activity in the Company's Revenue Allowance on Gross Amounts Billed for each of the three years in the period ended December 31, 1997 (in thousands):

                                         1995       1996       1997
                                       ---------  ---------  ---------
Beginning balance....................  $     364  $     402  $   1,021
Additions............................        464      1,784      3,058
Deductions...........................       (426)    (1,165)    (2,257)
                                       ---------  ---------  ---------
Ending balance.......................  $     402  $   1,021  $   1,822
                                       =========  =========  =========

     The Company also regularly reviews its trade receivable balances for collectibility and provides Reserves for Bad Debts when necessary; however, as the Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers such reserves have historically been insignificant. See Note 2 for a detailed discussion regarding the Company's accounting policy on the revenue allowance on gross amounts billed.

13.  SUBSEQUENT EVENTS:

  INVESTMENT IN AQUATICA, INC.

     In February 1998, the Company purchased a significant minority equity interest in Aquatica, Inc. for $5 million, in addition to a commitment to lend additional funds of up to $5 million to allow Aquatica to purchase vessels and fund other growth opportunities. Aquatica, Inc., headquartered in Lafayette, Louisiana, is a surface diving company founded in October 1997 with the acquisition of Acadiana Divers, a 15 year old surface diving company. Dependent upon various preconditions, as defined, the shareholders of Aquatica, Inc. have the right to convert their shares into Cal Dive shares at a ratio based on a formula which, among other things, values their interest in Aquatica, Inc. and must be accretive to Cal Dive shareholders. The Company will account for this investment on the equity basis of accounting for financial reporting purposes.

  ACQUISITION OF OFFSHORE BLOCKS

     In January 1998, ERT acquired interests in six blocks involving two separate fields (a 55% interest in East Cameron 231 and a 10% interest in East Cameron 353) from Sonat Exploration Company ("Sonat"). The

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) properties were purchased in exchange for cash of $1 million, as well as assumption of Sonat's pro rata share of the related decommissioning liability.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The offshore marine construction industry in the Gulf of Mexico is highly seasonal as a result of weather conditions and the timing of capital expenditures by the oil and gas companies. Historically, a substantial portion of the Company's services has been performed during the period from June through November. As a result, historically a disproportionate portion of the Company's revenues and net income is earned during the third (July through September) and fourth (October through December) quarters of its fiscal year. The following is a summary of consolidated quarterly financial information for 1996 and 1997.

                                                            QUARTER ENDED
                                        -----------------------------------------------------
                                        MARCH 31     JUNE 30    SEPTEMBER 30     DECEMBER 31
                                        ---------   ---------   -------------    ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FISCAL 1996
Revenues.............................    $11,184    $  17,605      $23,906         $ 23,427
Gross profit.........................      3,148        5,497        7,508            5,933
Net income...........................      1,156        2,403        3,412            1,464
Net income per share:
     Basic...........................    $  0.10    $    0.22      $  0.31         $   0.13
     Diluted.........................       0.10         0.22         0.30             0.13
FISCAL 1997
Revenues.............................    $18,444    $  28,628      $28,859         $ 33,455
Gross profit.........................      5,423        9,282        8,419           10,561
Net income...........................      1,886        4,604        3,983            4,009
Net income per share:
     Basic...........................    $  0.17    $    0.40      $  0.28         $   0.28
     Diluted.........................       0.17         0.39         0.27             0.27

                         BACK COVER CAL DIVE LOGO

                         [Chart Depicting Vessels]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses of the Registrant in connection with the offering described in the Registration Statement. All of the amounts shown are estimates except the SEC registration fee and the NASD filing fee.

SEC Filing Fee.......................  $   28,100
NASD Filing Fee......................      11,000
Legal Fees and Expenses..............     120,000
Accounting Fees and Expenses.........      40,000
Printing Expenses....................     120,000
Blue Sky Fees and Expenses...........       1,500
Miscellaneous Expenses...............       9,400
                                       ----------
     Total...........................  $  330,000(1)
                                       ==========

------------

(1) All of the issuance and distribution expenses will be borne by the Registrant.

14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Minnesota Statutes Section 302A.521 provides that a corporation organized under Minnesota law shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceedings if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such rights of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     Reference is made to the Underwriting Agreement filed as Exhibit 1 to this Registration Statement for a description of indemnification arrangements related to this Offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years, the Company has sold the following securities that were not registered under the Act.

     1. From November 1995 through May 1996, pursuant to the provisions of the 1995 Long Term Incentive Plan, as amended, the Company granted options to purchase an aggregate of 476,500 shares of Common Stock at an exercise price of $4.50 per share to certain employees, including officers and directors.

     2. In April 1997, the Company granted options to employees to purchase an aggregate of 435,000 shares at an exercise price of $9.50 per share.

     3. On April 11, 1997, the Company issued an aggregate of 528,541 shares of Common Stock to Coflexip at a per share price equal to $9.46 per share in consideration for the purchase of certain assets valued at an aggregate of $5 million and in entering into a Business Cooperation Agreement pursuant to which the Company and Coflexip intend to form a joint venture for combined services on Gulf of Mexico projects.

     4.__Since April 1997, the Company granted options to employees to purchase an aggregate of 130,000 shares at exercise prices ranging from $9.50 to $32.75.

     5. Since the Company's initial public offering, 20,000 shares have been issued pursuant to the exercise of employee stock options.

     No underwriting commissions or discounts were paid with respect to the sales of unregistered securities described herein.

     Except as otherwise noted, all of the above sales were made in reliance on
Section 4(2) of the Act for transactions not involving a public offering. With regard to the reliance by the Company upon such exemption for registration, certain inquiries were made by the Company to establish that such sales qualified for such exemption from the registration requirements. In particular, the Company confirmed that (i) each purchaser provided the Company with written assurance of investment intent, and the certificates for the shares sold accordingly bear restrictive legends and (ii) sales were made a limited number of persons.

16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)  EXHIBITS

        EXHIBIT
         NUMBER                       DESCRIPTION
----------------------------------------------------------------
           1.1(1)    -- Form of Underwriting Agreement
           3.1       -- Amended and Restated Articles of
                        Incorporation of Registrant,
                        incorporated by reference to Exhibits
                        3.1 to the Form S-1 Registration
                        Statement filed by the Registrant (Reg.
                        No. 333-26357).
           3.2       -- Bylaws of Registrant, incorporated by
                        reference to Exhibit 3.2 to the Form S-1
                        Registration Statement filed by the
                        Registrant (Reg. No. 333-26357).
           4.1       -- Amended and Restated Loan and Security
                        Agreement by and among the Company, ERT
                        and Fleet Capital Corporation (f/n/a
                        Shawmut Capital Corporation) dated as of May 23, 1995 incorporated by reference to Exhibit 4.1 to the Form S-1 Registration Statement filed by the Registrant (Reg. No. 333-26357).
           4.2       -- Amendment No. 5 to Loan incorporated by
                        reference to Exhibit 4.2 to the Form S-1
                        Registration Statement filed by the
                        Registrant (Reg. No. 333-26357).
           4.3       -- Form of Common Stock certificate,
                        incorporated by reference to Exhibit 4.1 to the Form S-1 Registration Statement filed by the Registrant (Reg. No. 333-26357).

           4.4       -- Shareholders Agreement by and among the
                        Company, First Reserve Secured Energy
                        Asset Fund, First Reserve Fund V, First
                        Reserve Fund V-2, First Reserve Fund
                        (collectively the "Selling
                        Shareholders"), Messrs. Reuhl, Kratz,
                        Nelson and other shareholders of the
                        Company incorporated by reference to
                        Exhibit 4.4 to the Form S-1 Registration
                        Statement filed by the Registrant (Reg.
                        No. 333-26357).
           4.5       -- Registration Rights Agreement by and
                        between the Company, the Selling
                        Shareholders, Messrs. Reuhl, Kratz,
                        Nelson and other shareholders of the
                        Company incorporated by reference to
                        Exhibit 4.5 to the Form S-1 Registration
                        Statement filed by the Registrant (Reg.
                        No. 333-26357).
           4.6       -- Registration Rights Agreement by and
                        between the Company and Coflexip in-
                        corporated by reference to Exhibit 4.6
                        to the Form S-1 Registration Statement
                        filed by the Registrant (Reg. No.
                        333-26357).
           5.1(2)    -- Opinion of Andrew C. Becher.
          10.1       -- Purchase Agreement dated April 11, 1997
                        by and between Coflexip and the Company
                        incorporated by reference to Exhibit
                        10.1 to the Form S-1 the Registration
                        Statement filed by the Registrant (Reg.
                        No. 333-26357).
          10.2       -- Business Cooperation Agreement dated
                        April 11, 1997 by and between Coflexip
                        and the Company incorporated by
                        reference to Exhibit 10.2 to the Form
                        S-1 the Registration Statement filed by
                        the Registrant (Reg. No. 333-26357).
          10.3       -- 1995 Long Term Incentive Plan, as
                        amended incorporated by reference to
                        Exhibit 10.3 to the Form S-1 the
                        Registration Statement filed by the
                        Registrant (Reg. No. 333-26357).
          10.4       -- Employment Agreement between Gerald G.
                        Reuhl and the Company incorporated by
                        reference to Exhibit 10.4 to the Form
                        S-1 the Registration Statement filed by
                        the Registrant (Reg. No. 333-26357).
          10.5       -- Employment Agreement between Owen Kratz
                        and the Company incorporated by
                        reference to Exhibit 10.5 to the Form
                        S-1 the Registration Statement filed by
                        the Registrant (Reg. No. 333-26357).
          10.6       -- Employment Agreement between S. James
                        Nelson and the Company incorporated by
                        reference to Exhibit 10.6 to the Form
                        S-1 the Registration Statement filed by
                        the Registrant (Reg. No. 333-26357).
          10.7       -- Employment Agreement between Louis L.
                        Tapscott and the Company.
          10.8       -- 1997 Annual Incentive Compensation
                        Program incorporated by reference to
                        Exhibit 10.7 to the Form S-1
                        Registration Statement filed by
                        Registrant (Reg. No. 333-26357).
          21         -- Subsidiaries of the Registrant. The
                        Company has two subsidiaries, Energy
                        Resource Technologies, Inc., a Delaware
                        corporation, and Cal Dive Offshore,
                        Ltd., a Cayman Islands corporation.
          23.1       -- Consent of Arthur Andersen LLP.
          23.2(2)    -- Consent of Andrew C. Becher (included in
                        Exhibit 5.1).
          23.3(1)    -- Consent of Miller & Lents, Ltd.
          24(1)      -- Power of Attorney.

------------

(1)__Previously filed.

(2)__To be filed by amendment.

(B)  FINANCIAL STATEMENT SCHEDULE

None

17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1993, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indenmification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b)  The undersigned registrant hereby undertakes that:

          (i) For purposes of determining liability under the Securities Act of 1993, the information omitted from the form of prospectus filed as part of a registration statement filed pursuant to Rule 430A and contained in the form of a prospectus filed by the registrant pursuant to Rule 424(b)(1) or Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (ii) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initital bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON MAY 4, 1998.

                                          CAL DIVE INTERNATIONAL, INC.
                                          By: ________/s/__OWEN KRATZ___________
                                                         OWEN KRATZ
                                                   CHIEF EXECUTIVE OFFICER

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 4, 1998.

                      SIGNATURE                                       TITLE
-------------------------------------------------------------------------------------------
                          *                           Chairman of the Board
                   GERALD G. REUHL
                    /s/OWEN KRATZ                     President, Chief Executive Officer,
                      OWEN KRATZ                      Chief Operating Officer and Director
                                                      (principal executive officer)
                          *                           Executive Vice President, Chief
                   S. JAMES NELSON                    Financial Officer and Director
                                                      (principal financial and accounting
                                                      officer)
                          *                           Director
                 WILLIAM E. MACAULAY
                          *                           Director
                   GORDON F. AHALT
                          *                           Director
                   DAVID H. KENNEDY
                          *                           Director
                    GERALD M. HAGE
                          *                           Director
                   THOMAS M. EHRET
                          *                           Director
                   JEAN-BERNARD FAY
                          *                           Director
                    KENNETH HULLS
               *By: /s/ANDREW C. BECHER
                   ANDREW C. BECHER
                   ATTORNEY-IN-FACT

                              INDEX  TO  EXHIBITS

                                                                                                                     SEQUENTIALLY
        EXHIBIT                                                                                                         NUMBERED
         NUMBER                                                   DESCRIPTION                                             PAGES
------------------------  ------------------------------------------------------------------------------------------- -------------
           1.1(1)    --   Form of Underwriting Agreement
           3.1       --   Amended and Restated Articles of Incorporation of Registrant, incorporated by reference to
                          Exhibits 3.1 to the Form S-1 Registration Statement filed by the Registrant (Reg. No.
                          333-26357).
           3.2       --   Bylaws of Registrant, incorporated by reference to Exhibit 3.2 to the Form S-1 Registration
                          Statement filed by the Registrant (Reg. No. 333-26357).
           4.1       --   Amended and Restated Loan and Security Agreement by and among the Company, ERT and Fleet
                          Capital Corporation (f/n/a Shawmut Capital Corporation) dated as of May 23, 1995 incorporated by reference to Exhibit 4.1 to the Form S-1 Registration Statement filed by the Registrant (Reg. No. 333-26357).
           4.2       --   Amendment No. 5 to Loan incorporated by reference to Exhibit 4.2 to the Form S-1
                          Registration Statement filed by the Registrant (Reg. No. 333-26357).
           4.3       --   Form of Common Stock certificate, incorporated by reference to Exhibit 4.1 to the Form S-1
                          Registration Statement filed by the Registrant (Reg. No. 333-26357).
           4.4       --   Shareholders Agreement by and among the Company, First Reserve Secured Energy Asset Fund,
                          First Reserve Fund V, First Reserve Fund V-2, First Reserve Fund (collectively the
                          "Selling Shareholders"), Messrs. Reuhl, Kratz, Nelson and other shareholders of the
                          Company incorporated by reference to Exhibit 4.4 to the Form S-1 Registration Statement
                          filed by the Registrant (Reg. No. 333-26357).
           4.5       --   Registration Rights Agreement by and between the Company, the Selling Shareholders, Messrs.
                          Reuhl, Kratz, Nelson and other shareholders of the Company incorporated by reference to
                          Exhibit 4.5 to the Form S-1 Registration Statement filed by the Registrant (Reg. No.
                          333-26357).
           4.6       --   Registration Rights Agreement by and between the Company and Coflexip incorporated by reference to Exhibit 4.6 to the Form S-1 Registration Statement filed by the Registrant
                          (Reg. No. 333-26357).
           5.1(2)    --   Opinion of Andrew C. Becher.
          10.1       --   Purchase Agreement dated April 11, 1997 by and between Coflexip and the Company incorporated by reference to Exhibit 10.1 to the Form S-1 the Registration Statement filed by the Registrant (Reg. No. 333-26357).
          10.2       --   Business Cooperation Agreement dated April 11, 1997 by and between Coflexip and the Company incorporated by reference to Exhibit 10.2 to the Form S-1 the Registration Statement filed by the Registrant (Reg. No. 333-26357).
          10.3       --   1995 Long Term Incentive Plan, as amended incorporated by reference to Exhibit 10.3 to the
                          Form S-1 the Registration Statement filed by the Registrant (Reg. No. 333-26357).
          10.4       --   Employment Agreement between Gerald G. Reuhl and the Company incorporated by reference to
                          Exhibit 10.4 to the Form S-1 the Registration Statement filed by the Registrant (Reg. No.
                          333-26357).
          10.5       --   Employment Agreement between Owen Kratz and the Company incorporated by reference to
                          Exhibit 10.5 to the Form S-1 the Registration Statement filed by the Registrant (Reg. No.
                          333-26357).
          10.6       --   Employment Agreement between S. James Nelson and the Company incorporated by reference to
                          Exhibit 10.6 to the Form S-1 the Registration Statement filed by the Registrant (Reg. No.
                          333-26357).
          10.7       --   Employment Agreement between Louis L. Tapscott and the Company.

                        INDEX  TO  EXHIBITS -- CONTINUED

                                                                                                                     SEQUENTIALLY
        EXHIBIT                                                                                                         NUMBERED
         NUMBER                                                   DESCRIPTION                                             PAGES
------------------------  ------------------------------------------------------------------------------------------- -------------
          10.8       --   1997 Annual Incentive Compensation Program incorporated by reference to Exhibit 10.7 to the
                          Form S-1 Registration Statement filed by Registrant (Reg. No. 333-26357).
          21         --   Subsidiaries of the Registrant. The Company has two subsidiaries, Energy Resource
                          Technologies, Inc., a Delaware corporation, and Cal Dive Offshore, Ltd., a Cayman Islands corporation.
          23.1       --   Consent of Arthur Andersen LLP.
          23.2(2)    --   Consent of Andrew C. Becher (included in Exhibit 5.1).
          23.3(1)    --   Consent of Miller & Lents, Ltd.
          24(1)      --   Power of Attorney.

------------
(1) Previously filed.

(2) To be filed by amendment.